                                                File pursuant to Rule 424(b)3
                                                Registration No. 333-20291

                    [FORT BROOKE BANCORPORATION LETTERHEAD]
                                   [PASTE-UP]

                                                                February 6, 1997

TO EACH OF THE STOCKHOLDERS
OF FORT BROOKE BANCORPORATION

     Re:  Agreement and Plan of Merger, dated November 18,
        1996, with The Colonial BancGroup, Inc. (the "Agreement")

Ladies and Gentlemen:

     In mid-November 1996, the Board of Directors of Fort Brooke Bancorporation (the "Company"), by unanimous action, determined it to be advisable and in the best interests of the Company and its shareholders for the Company to merge, by way of a tax-free reorganization, with and into The Colonial BancGroup, Inc. ("BancGroup"), a well respected and rapidly growing regional bank holding company, headquartered in Montgomery, Alabama (the "Merger"), and for the Company's shareholders to receive, upon consummation of the Merger and in exchange for the surrender of each of their Company shares, that number of shares of BancGroup common stock, par value $2.50 per share, resulting from the division of $31.50 by the "Market Value" of a single share of such stock. After giving effect to a two for one stock split, in the form of a 100% stock dividend, declared by BancGroup with respect to its shares held of record as of February 4, 1997, the Market Value is contractually limited to a range of between $19.50 and $16.00 (subject to possible further adjustment), and will otherwise be determined by reference to an average of the closing prices of the BancGroup shares as reported by the New York Stock Exchange. By reason of that determination, the Board authorized execution of the captioned Agreement and its delivery to BancGroup.

     One of the principal conditions to the closing of the Agreement is that it and the Merger to which its pertains must be approved and adopted by a majority of the registered holders of the Company's outstanding shares of its single class of capital stock. To provide the Company's shareholders with a forum at which to consider and act upon such proposal, the Board has called for a special meeting of shareholders to be convened at 4:00 p.m. on Thursday, March 13, 1997, at the Company's principal offices, 510 Vonderburg Drive, Brandon, Florida 33511 (the "Special Meeting"), and has directed that the enclosed Notice of Special Meeting, and the accompanying Proxy Card and separate Joint Proxy Statement and Prospectus, be disseminated in advance thereof. These documents provide a detailed description of the Merger and the conditions to its closing, and contain material information about the parties, the Special Meeting, the rights of dissenting shareholders and other related matters. You are urged to read these materials with care, and to note that THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER.

     It is important that your shares be represented and voted at the Special Meeting since a failure to vote will have the same effect as a vote against the proposal. Accordingly, you are requested to execute, date and return the enclosed Proxy Card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the Special Meeting. You should not, however, forward any stock certificate at this time.

     On behalf of the Board of Directors, I ask that you vote FOR approval of the Merger and the Agreement, and I thank each of you for your past support of and loyalty to Fort Brooke Bank.

                                          Yours truly,

                                          /s/ RICHARD H. EATMAN

                                          Richard H. Eatman
                                          President and Chief Executive Officer

                           FORT BROOKE BANCORPORATION
                              510 VONDERBURG DRIVE
                             BRANDON, FLORIDA 33511
                                 (813)685-2000

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

              TO BE HELD ON THURSDAY, MARCH 13, 1997, AT 4:00 P.M.

                             ---------------------

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of Fort Brooke Bancorporation ("Fort Brooke") will be held at the office of Fort Brooke Bank, located at 510 Vonderburg Drive, Brandon, Florida, on Thursday, March 13, 1997, at 4:00 p.m., local time, for the following purposes:

          1. Merger. To consider and vote upon the proposed merger (the "Merger") of Fort Brooke with and into The Colonial BancGroup, Inc. ("BancGroup"), in accordance with an Agreement and Plan of Merger, dated as of November 18, 1996 between Fort Brooke and BancGroup (the "Agreement"). BancGroup will be the surviving corporation in the Merger. Each share of common stock of Fort Brooke outstanding at the time of the Merger will be converted into the right to receive shares of BancGroup Common Stock with a market value at the time of the Merger of $31.50, subject to a maximum and minimum number of shares to be issued, with cash paid in lieu of fractional shares at the market value of such fractional shares, as described more fully in the accompanying Joint Proxy Statement and Prospectus. The Agreement is attached to the Joint Proxy Statement and Prospectus as Appendix A.

          2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The Board of Directors of Fort Brooke has fixed the close of business on Monday, January 20, 1997, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. Only holders of record of the common stock of Fort Brooke at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

     You are cordially invited to attend the Special Meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with the Secretary of Fort Brooke, by executing a later dated proxy and delivering it to the Secretary of Fort Brooke, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ RICHARD H. EATMAN

                                          RICHARD H. EATMAN
                                          President and Chief Executive Officer

JOINT PROXY STATEMENT AND PROSPECTUS

                          THE COLONIAL BANCGROUP, INC.

                                  COMMON STOCK

                           FORT BROOKE BANCORPORATION

     SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, MARCH 13, 1997

     This Joint Proxy Statement and Prospectus (the "Prospectus") relates to the proposed merger (the "Merger") of Fort Brooke Bancorporation, a Florida corporation ("Fort Brooke"), with and into The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"). This Prospectus is being furnished to the shareholders of Fort Brooke in connection with the solicitation of proxies by the Board of Directors of Fort Brooke for use at a special meeting of the shareholders of Fort Brooke (the "Special Meeting") to be held on Thursday, March 13, 1997, at 4:00 p.m., local time, in the offices of Fort Brooke Bank, located at 510 Vonderburg Drive, Brandon, Florida, including any adjournments or postponements thereof. At the Special Meeting, shareholders of Fort Brooke will consider and vote upon the matters set forth in the preceding Notice of Special Meeting of the Shareholders, as more fully described in this Prospectus.

     The Merger will be consummated pursuant to the terms of a certain Agreement and Plan of Merger dated as of November 18, 1996 by and between BancGroup and Fort Brooke (the "Agreement"). The Agreement provides that, subject to the approval of the Agreement by the shareholders of Fort Brooke at the Special Meeting and the satisfaction (or waiver, to the extent that such waiver is permitted by law) of other conditions contained in the Agreement, Fort Brooke will be merged with and into BancGroup and BancGroup will be the surviving corporation. Each issued and outstanding share of common stock, par value $8.00 per share, of Fort Brooke (the "Fort Brooke Common Stock"), shall be converted into shares of the common stock, par value $2.50 per share, of BancGroup (the "BancGroup Common Stock") with a market value of $31.50, subject to a maximum and minimum number of shares to be issued, with the market value determined by the average of the market price of BancGroup Common Stock for the 10 trading days immediately preceding the Effective Date of the Merger. The shares of BancGroup Common Stock are listed on the New York Stock Exchange ("NYSE"). The closing price per share of the BancGroup Common Stock on the NYSE on January 30, 1997 was $41.625.

     Consummation of the Merger requires, among other things, the affirmative vote of the holders of at least a majority of the outstanding shares of Fort Brooke Common Stock.

     BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), to register the shares of the BancGroup Common Stock to be issued in connection with the Merger as well as to register shares of BancGroup Common Stock to be issued upon the exercise of employee stock options respecting Fort Brooke Common Stock assumed by BancGroup as part of the Merger. This document constitutes a Proxy Statement of Fort Brooke in connection with the solicitation of proxies by Fort Brooke for the Special Meeting and a Prospectus of BancGroup with respect to the BancGroup Common Stock to be issued in the Merger and with respect to the BancGroup Common Stock to be issued upon the exercise of employee stock options assumed in the Merger. This Prospectus and accompanying form of proxy are first being mailed to shareholders of Fort Brooke on or about the date set forth below.

     THE BOARD OF DIRECTORS OF FORT BROOKE UNANIMOUSLY RECOMMENDS APPROVAL OF THE MERGER.
                             ---------------------
   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
THE SHARES OF BANCGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENTAL AGENCY.

     The office and mailing address of Fort Brooke are 510 Vonderburg Drive, Brandon, Florida 33511 (telephone 813-685-2000), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 6, 1997.

                             AVAILABLE INFORMATION

     BancGroup and Fort Brooke are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup and Fort Brooke, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BancGroup and Fort Brooke, that file electronically with the Commission

     The BancGroup Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act to register the shares of BancGroup Common Stock being offered in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

     The information in this Prospectus concerning BancGroup and its subsidiaries has been furnished by BancGroup, and the information concerning Fort Brooke and its subsidiary has been furnished by Fort Brooke.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS OF BANCGROUP BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSONS SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

          (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (2) BancGroup's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

          (3) BancGroup's Report on Form 8-K dated July 17, 1996;

          (4) BancGroup's Report on Form 8-K dated January 20, 1997;

          (5) BancGroup's Report on Form 8-K/A dated October 9, 1996; and

          (6) BancGroup's Registration Statement on Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of the BancGroup Common Stock.

     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting, or, in the case of the exercise of employee stock options that are being assumed by BancGroup, prior to the exercise of such options, shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup has entered into the Agreement with Fort Brooke regarding the Merger described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and the Agreement is incorporated by reference into this Prospectus and attached hereto as Appendix A.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
SUMMARY.....................................................      1

THE SPECIAL MEETING.........................................     10
General.....................................................     10
Record Date; Shares Entitled to Vote; Vote Required for the
  Merger....................................................     10
Solicitation, Voting and Revocation of Proxies..............     10
Effect of Merger on Outstanding BancGroup Common Stock......     11

THE MERGER..................................................     12
General.....................................................     12
Background of the Merger....................................     12
Fort Brooke's Board of Directors' Reasons for Approving the
  Merger....................................................     12
Opinion of Financial Advisor................................     13
Recommendation of the Board of Directors of Fort Brooke.....     17
BancGroup's Reasons for the Merger..........................     17
Interests of Certain Persons in the Merger..................     17
Conversion of Fort Brooke Common Stock......................     18
Surrender of Fort Brooke Common Stock Certificates..........     19
Certain Federal Income Tax Consequences.....................     19
Other Possible Consequences.................................     21
Conditions to Consummation of the Merger....................     21
Amendment or Termination....................................     22
Regulatory Approvals........................................     22
Conduct of Business Pending the Merger......................     24
Commitments with Respect to Other Offers....................     25
Indemnification.............................................     25
Rights of Dissenting Shareholders...........................     25
Resale of BancGroup Common Stock Issued in the Merger.......     26
Accounting Treatment........................................     27
NYSE Reporting of BancGroup Common Stock Issued in the
  Merger....................................................     27
Treatment of Fort Brooke Options............................     27

COMPARATIVE MARKET PRICES AND DIVIDENDS.....................     29
BancGroup...................................................     29
Fort Brooke.................................................     29

BANCGROUP CAPITAL STOCK AND DEBENTURES......................     30
BancGroup Common Stock......................................     30
Preference Stock............................................     31
1986 Debentures.............................................     31
Changes in Control..........................................     32

COMPARATIVE RIGHTS OF STOCKHOLDERS..........................     34
Director Elections..........................................     34
Removal of Directors........................................     34
Voting......................................................     34
Preemptive Rights...........................................     34
Directors' Liability........................................     34
Indemnification.............................................     35
Special Meetings of Stockholders; Action Without a
  Meeting...................................................     36
Mergers, Share Exchanges and Sales of Assets................     36
Amendment of Certificate of Incorporation and Bylaws........     37
Rights of Dissenting Stockholders...........................     37
Preferred Stock.............................................     37
Effect of the Merger on Fort Brooke Shareholders............     38

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES.............................................................         39
Condensed Pro Forma Statements of Condition (Unaudited)...................................................         39
Condensed Pro Forma Statements of Income (Unaudited)......................................................         43
Recent Developments -- BancGroup..........................................................................         49
Selected Financial Data...................................................................................         51
FORT BROOKE BANCORPORATION................................................................................         53
Selected Financial Data...................................................................................         53
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Years
  Ended December 31, 1995, 1994 and 1993..................................................................         55
BUSINESS OF BANCGROUP.....................................................................................         69
General...................................................................................................         69
Proposed Affiliate Banks..................................................................................         69
Voting Securities and Principal Stockholders..............................................................         69
Security Ownership of Management..........................................................................         71
Management Information....................................................................................         72
Certain Regulatory Considerations.........................................................................         72
BUSINESS OF FORT BROOKE...................................................................................         74
ADJOURNMENT OF SPECIAL MEETING............................................................................         76
OTHER MATTERS.............................................................................................         77
DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS....................................................         77
LEGAL MATTERS.............................................................................................         77
EXPERTS...................................................................................................         77
INDEX TO FINANCIAL STATEMENTS.............................................................................        F-1
APPENDIX A -- Agreement and Plan of Merger................................................................        A-1
APPENDIX B -- Opinion of Financial Adviser................................................................        B-1
APPENDIX C -- Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act Regarding
              Dissenters' Rights..........................................................................        C-1

                             ---------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCGROUP OR FORT BROOKE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCGROUP OR FORT BROOKE SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                                    SUMMARY

     The following provides a summary of certain information included in this Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Shareholders of Fort Brooke are urged to read this Prospectus in full.

GENERAL

     This Prospectus relates to the issuance of shares of BancGroup Common Stock in connection with the proposed Merger of Fort Brooke with and into BancGroup.

THE SPECIAL MEETING

     The Special Meeting will be held at the office of Fort Brooke's subsidiary, Fort Brooke Bank (the "Bank"), located at 510 Vonderburg Drive, Brandon, Florida on Thursday, March 13, 1997, at 4:00 p.m., local time, for the purpose of considering and voting upon the Merger and the Agreement. Only holders of record of Fort Brooke Common Stock at the close of business on Monday, January 20, 1997 (the "Record Date") are entitled to the notice of and to vote at the Special Meeting. As of the Record Date, 990,553 shares of Fort Brooke Common Stock were issued and outstanding. See "THE SPECIAL MEETING."

THE COMPANIES

     BancGroup. BancGroup is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). It was organized in Delaware in 1974. BancGroup operates wholly owned commercial banking subsidiaries in the states of Alabama, Florida, Georgia and Tennessee, each under the name Colonial Bank, a second banking subsidiary in Florida, Colonial Bank of South Florida, a federal savings bank in Florida, Colonial Bank, FSB, and Dalton/Whitfield Bank & Trust Company, Dalton, Georgia. Colonial Bank conducts a full service commercial banking business in the State of Alabama through 110 branches. In Tennessee, Colonial Bank conducts a general commercial banking business through three branches. In Georgia, Colonial Bank, operates eleven branches in the Atlanta area, and Dalton/Whitfield Bank & Trust operates three branches in the Dalton area. In Florida, Colonial Bank operates eleven branches in the Orlando and Ormond Beach areas. Colonial Bank of South Florida operates nine branches in Dade, Broward and Palm Beach counties, and Colonial Bank, FSB, operates six branches in Eustis and Lake County. BancGroup has also entered into an agreement to acquire one additional bank. Colonial Mortgage Company, a subsidiary of the Colonial Bank in Alabama, is a mortgage banking company which services approximately $10 billion in residential loans and which originates residential mortgages in 29 states through 6 regional offices. At September 30, 1996, BancGroup had consolidated total assets of $4.7 billion and consolidated stockholders' equity of $329.9 million. Since September 30, 1996, BancGroup has merged three banks into BancGroup with aggregate assets of $700.7 million and aggregate stockholders' equity of $52.3 million. These mergers are included in the pro forma statements included herein. See "BUSINESS OF BANCGROUP."

     Fort Brooke. Fort Brooke is also a bank holding company under the BHCA, having been incorporated as of March 14, 1996 solely for the purpose of acquiring the outstanding shares of the Bank so as thereafter to constitute its sole shareholder. Such acquisition was concluded as of July 10, 1996 (the "Effective Date of the Bank's Subsidiary Status"). As of September 30, 1996, Fort Brooke's consolidated assets totaled $192.6 million. As of January 20, 1997, Fort Brooke had 638 registered shareholders who own an aggregate of 990,553 shares of its single class of common stock, and an additional 59,875 shares of that same class, presently authorized but unissued, are reserved for future issuance to the employees of the Bank, upon their exercise of options that have been granted under the terms of an outstanding Non-Qualified Stock Option Plan. Fort Brooke's sole operating subsidiary, Fort Brooke Bank, is an independent, Florida chartered commercial bank headquartered in Brandon, Florida, originally formed in March 1981 as a Florida chartered savings and loan association. In December 1991, that entity commenced operations as a commercial bank. Currently, the Bank operates eight offices widely dispersed throughout Hillsborough County, Florida. At September 30, 1996, the Bank's assets totaled approximately $192 million, its deposits $173.8 million and its total shareholder's equity

$16.1 million, and its Tier I capital, stated as a percentage of average total assets, was 8.59%. See "BUSINESS OF FORT BROOKE."

TERMS OF THE MERGER

     The Agreement provides for the Merger of Fort Brooke with and into BancGroup, with BancGroup to be the surviving corporation. Upon the date of consummation of the Merger (the "Effective Date"), each outstanding share of Fort Brooke Common Stock shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock with a market value of $31.50. The number of shares of BancGroup Common Stock into which each outstanding share of Fort Brooke Common Stock on the Effective Date shall be converted shall be equal to $31.50 divided by the "Market Value" (the "Merger Consideration"). The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the 10 trading days ending on the trading day immediately preceding the Effective Date provided that the Market Value shall not be less than $32.00 nor more than $39.00, regardless of the actual market value as calculated. Accordingly, the maximum number of shares of BancGroup Common Stock to be issued in the Merger shall be 975,076 (based upon a minimum Market Value of $32.00) and the minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be 800,062 (based upon a maximum Market Value of $39.00), assuming 990,553 shares of Fort Brooke Common Stock outstanding as of January 20, 1997. To the extent that as of the Effective Date the number of shares of Fort Brooke Common Stock outstanding has increased based upon the exercise of employee stock options for Fort Brooke Common Stock after January 20, 1997, the number of shares of BancGroup Common Stock to be issued in the Merger shall increase with each share of Fort Brooke Common Stock outstanding at the Effective Date exchanged for a number of shares of BancGroup Common Stock equal to $31.50 divided by the Market Value and the minimum and maximum number of shares of BancGroup Common Stock shall also be adjusted to take into account increases in the number of shares of Fort Brooke Common Stock outstanding in excess of 990,553 shares as a result of such exercises.

     On January 15, 1997, BancGroup announced that its Board of Directors had declared a two for one split of BancGroup's Common Stock to be effected in the form of a 100% stock dividend. Stockholders of record of BancGroup Common Stock will receive one share of BancGroup Common Stock for each share they hold as of February 4, 1997. The additional shares will be distributed pursuant to the stock split on February 11, 1997.

     The Agreement provides that stockholders of Fort Brooke will receive in the Merger an appropriate adjustment to reflect the stock split. Accordingly, the Market Value as defined in the Agreement will be adjusted so that, following the stock split, the Market Value will not be less than $16.00 and not more than $19.50. Based upon such adjusted Market Values, the maximum number of shares of BancGroup Common Stock to be issued in the Merger will be 1,950,151 and the minimum number of shares to be issued will be 1,600,124 assuming 990,553 shares of Fort Brooke Common Stock outstanding at the Merger.

     No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. To the extent cash is paid in lieu of fractional shares, the cash will be paid based upon the Market Value.

     As of the date of this Prospectus, the Bank had granted options, subsequently assumed by Fort Brooke, (the "Fort Brooke Options") which entitle the holders thereof to acquire up to 59,875 shares of Fort Brooke Common Stock. On the Effective Date, BancGroup shall assume all Fort Brooke Options outstanding, and each such option shall represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Fort Brooke Options. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Fort Brooke Common Stock subject to such Fort Brooke Options multiplied by the Exchange Ratio, as defined below, provided that no fractions of shares of BancGroup Common Stock shall be issued. The number of shares of BancGroup Common Stock to be issued upon the exercise of Fort Brooke Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Fort Brooke Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be required. The "Exchange Ratio" shall mean the result obtained by dividing $31.50 by the Market Value, provided, an appropriate adjustment will be made for the BancGroup stock split described above.

     Fort Brooke shareholders will be given notice of the Merger promptly after the Effective Date of the Merger. Certificates for the shares of BancGroup Common Stock issued will not be distributed or dividends paid on such shares until shareholders surrender their certificates representing their shares of Fort Brooke Common Stock.

     See "THE MERGER -- Conversion of Fort Brooke Common Stock," "Surrender of Fort Brooke Common Stock Certificates," and "Treatment of Fort Brooke Options."

     For certain information concerning dissenters' rights, voting at the Special Meeting, and management of BancGroup and Fort Brooke, see "THE
MERGER -- Rights of Dissenting Shareholders," "-- Conversion of Fort Brooke Common Stock;" "THE SPECIAL MEETING -- Solicitation, Voting and Revocation of Proxies," "-- Record Date; Shares Entitled to Vote; Vote Required;" "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders," "-- Security Ownership of Management," and "BUSINESS OF FORT BROOKE -- Principal Holders of Common Stock."

RECOMMENDATION OF FORT BROOKE'S BOARD OF DIRECTORS

     The Board of Directors of Fort Brooke has unanimously approved the Agreement. THE BOARD OF DIRECTORS OF FORT BROOKE BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF FORT BROOKE, AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT. For a discussion of the factors considered by the Board of Directors in reaching its conclusions, see "THE MERGER -- Background of the Merger" and "Fort Brooke's Board of Directors' Reasons for Approving the Merger."

OPINION OF FINANCIAL ADVISOR

     Fort Brooke has received an opinion from The Carson Medlin Company that the Merger is fair to the shareholders of Fort Brooke from a financial point of view. See "THE MERGER -- Opinion of Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain of the executive officers of the Bank hold Fort Brooke Options which entitle them to purchase, in the aggregate, up to 59,875 shares of Fort Brooke Common Stock. Under the terms of the Agreement, any Fort Brooke Options which are not exercised prior to the Effective Date will be assumed by BancGroup. See "THE MERGER -- Conversion of Fort Brooke Common Stock" and "Treatment of Fort Brooke Options."

     The Agreement stipulates that it is a condition to BancGroup's obligation to close the Merger that Richard H. Eatman, president of Fort Brooke and the Bank, enter into a severance agreement with Colonial Bank that will provide a lump-sum payment to Mr. Eatman equal to the annual cash salary paid to Mr. Eatman at the time of termination if Colonial Bank terminates Mr. Eatman's employment, under certain circumstances. Mr. Eatman has been paid an extraordinary bonus of $250,000 in anticipation of the closing of the Merger.

     On the Effective Date, and subject to the existing agreements referenced above, all employees of Fort Brooke shall, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of Fort Brooke who become employees of BancGroup or its subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Under the Agreement, BancGroup has agreed to indemnify the directors and executive officers of Fort Brooke against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that Fort Brooke would have been permitted under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons (and also to advance expenses as incurred to the fullest extent permitted under applicable law).

     Except as indicated above, none of the directors or executive officers of Fort Brooke, and no associate of any such person, has any substantial direct or indirect interest in the Merger, other than an interest arising from the ownership of Fort Brooke Common Stock.

     See "THE MERGER -- Interests of Certain Persons in the Merger."

VOTE REQUIRED

     Under Florida law, the Agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Fort Brooke Common Stock. Each share of Fort Brooke Common Stock is entitled to one vote on the Agreement. Approval of the Agreement and the Merger by BancGroup stockholders is not required under Delaware, Florida or other applicable law, or the rules of the NYSE on which the BancGroup Common Stock is listed. See "THE SPECIAL MEETING."

     Only holders of record of Fort Brooke Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of such date, 990,553 shares of Fort Brooke Common Stock were issued and outstanding. As of the Record Date, the directors and executive officers of Fort Brooke and the Bank held approximately 28.62% of the outstanding shares of Fort Brooke Common Stock. As of the same date, the directors, executive officers and affiliates of BancGroup held no shares of Fort Brooke Common Stock. See "THE SPECIAL MEETING."

     The directors of Fort Brooke own 282,106 shares of Fort Brooke Common Stock representing approximately 28.48% of the outstanding shares and have agreed with BancGroup to vote their shares in favor of the Merger. As of January 10, 1997, Directors and executive officers of BancGroup beneficially owned in the aggregate 2,165,671 shares of BancGroup Common Stock representing approximately 10.95% of the outstanding shares, but no vote of BancGroup stockholders is required to approve the Merger. See "THE SPECIAL MEETING."

     Proxies should be returned to Fort Brooke in the envelope enclosed herewith. Shareholders of Fort Brooke submitting proxies may revoke their proxies by (i) giving notice of such revocation in writing to the Secretary of Fort Brooke at or prior to the Special Meeting, (ii) by executing and delivering a proxy bearing a later date to the Secretary of Fort Brooke at or prior to the Special Meeting, or (iii) by attending the Special Meeting and voting in person. Because approval of the Merger requires the approval of at least a majority of the outstanding shares of Fort Brooke Common Stock, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote. See "THE SPECIAL MEETING -- Solicitation, Voting and Revocation of Proxies."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of Fort Brooke Common Stock as of the Record Date are entitled to dissenters' rights of appraisal pursuant to Sections 607.1301, 607.1302 and
607.1320 of the FBCA. The FBCA, as explained more fully in "THE MERGER -- Rights of Dissenting Shareholders", below, permits a shareholder to dissent from the Merger and obtain payment for the fair value of his shares. Such "fair value" may be determined in a judicial proceeding, the result of which cannot be predicted. Failure to take any steps required by Sections 607.1301, 607.1302 and
607.1320 of the FBCA on a timely basis may result in the loss of appraisal rights.

CONDITIONS TO THE MERGER

     The parties' obligation to consummate the Merger is subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The mutual obligations of the parties to consummate the Merger are subject to the following conditions, among others: (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of Fort Brooke Common Stock; (ii) the approval of the Merger by The Board of Governors of the Federal Reserve System (the "Federal Reserve") and the approval of the Merger of the Bank with Colonial Bank in Florida by the Florida Department of Banking and Finance (the "Florida Department") and the Federal Deposit Insurance Corporation ("FDIC"); (iii) the absence of any pending or threatened litigation which seeks to restrain or prohibit the Merger; (iv) the consummation of the Merger on or before June 30, 1997; and (v) receipt of opinions of counsel as to certain matters, including tax matters.

     The obligation of Fort Brooke to consummate the Merger is further subject to several conditions, including: (i) the absence of any material adverse changes in the financial condition or affairs of BancGroup; and (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE.

     The obligations of BancGroup to consummate the Merger are subject to various conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of Fort Brooke; (ii) the holders of not more than 10% of the outstanding shares of Fort Brooke Common Stock shall have exercised dissenters' rights with respect to their shares; and (iii) the receipt of a letter from Coopers & Lybrand LLP, BancGroup's independent accountants, to the effect that the independent accountants concur with the conclusions of BancGroup's and Fort Brooke's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests.

     Applications for appropriate regulatory approvals by the Federal Reserve, the Florida Department and the FDIC will be filed with such agencies on or about January 31, 1997. The regulatory approval process is expected to take approximately three months from that date, and it is anticipated that the Merger will be consummated in the second quarter of 1997.

     See "THE MERGER -- Conditions to Consummation of the Merger" and "Regulatory Approvals."

AMENDMENT OR TERMINATION OF AGREEMENT

     The Boards of Directors of BancGroup and Fort Brooke may agree to amend or terminate the Agreement at any time prior to the Effective Date. However, the Board of Directors of Fort Brooke shall not agree to any amendments to the Agreement which would alter the Merger Consideration or which, in the opinion of the Board of Directors of Fort Brooke, would adversely affect the rights of the shareholders of Fort Brooke, unless such amendments are approved by the holders of a majority of the outstanding Fort Brooke Common Stock. Such amendments may require the filing of an amendment of the Registration Statement, of which this Prospectus forms a part, with the Commission. See "THE MERGER -- Amendment or Termination."

COMPARISON OF SHAREHOLDER RIGHTS

     The rights of the holders of the Fort Brooke Common Stock may be different from the rights of the holders of the BancGroup Common Stock. A discussion of these rights and a comparison thereof is set forth in the section of this Prospectus at "COMPARATIVE RIGHTS OF STOCKHOLDERS."

FEDERAL INCOME TAX CONSEQUENCES

     No ruling with respect to the federal income tax consequences of the Merger to Fort Brooke's shareholders will be requested from the Internal Revenue Service (the "IRS"). Fort Brooke has received an opinion from Coopers & Lybrand LLP, that, among other things, a shareholder of Fort Brooke who exchanges shares of Fort Brooke Common Stock for BancGroup Common Stock shall not recognize gain except that, shareholders of Fort Brooke will recognize gain to the extent such shareholders receive cash in lieu of fractional shares of BancGroup Common Stock. See "APPROVAL OF THE MERGER -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     The acquisition of Fort Brooke will be treated as a "pooling-of-interests" transaction by BancGroup for accounting purposes. See "THE MERGER -- Accounting Treatment."

RECENT PER SHARE MARKET PRICES

     Fort Brooke. Although the shares of the Bank's common stock prior to the formation of the Bank's holding company and the shares of Fort Brooke's Common Stock thereafter held other than by "affiliates" of Fort Brooke (as that quoted term is defined in the Securities Act of 1933) have generally been freely transferable, no public trading market for their future transfer has been developed, nor has any licensed securities broker in the past made, or indicated an expectation in the future to make, a market in Fort Brooke's outstanding securities. Prior trading transactions have therefore been infrequent and principally negotiated privately between the purchaser and seller (with the Bank, in certain of those instances, supplying one with the identity of the other as a possible purchaser or seller). Management of Fort Brooke is aware that shares have traded during the past two years at prices ranging from $15.00 to $20.00 and the most recent trade occurred in August, 1996 when 200 shares were sold at $19.50 per share. Presently, Fort Brooke's Common Stock is not eligible for listing on any securities exchange nor for quotation by any NASDAQ system.

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low closing prices of the BancGroup Class A Common Stock and the BancGroup Common Stock as reported on the NASDAQ System and the NYSE, respectively, for the last two full fiscal years. Prior to February 21, 1995, BancGroup had two classes of Common Stock outstanding, Class A and Class B. Class B was not publicly traded. Class A was traded as a NASDAQ security under the symbol "CLBGA" until February 24, 1995. On February 21, 1995, the BancGroup Class A and Class B Common Stock were reclassified into BancGroup Common Stock.

                                                              PRICE PER SHARE OF
                                                                 COMMON STOCK
                                                              -------------------
                                                               HIGH          LOW
                                                              ------        -----
1995
  First Quarter(1)..........................................  23 5/8        19 1/2
  Second Quarter............................................  27 1/2        23 1/8
  Third Quarter.............................................  29 7/8        27 1/2
  Fourth Quarter............................................  32 7/8        28 1/2
1996
  First Quarter.............................................  36 1/2        30
  Second Quarter............................................  36 1/8        31 1/4
  Third Quarter.............................................  35 7/8        31 1/4
  Fourth Quarter............................................  40 1/4        34 3/4
1997
  First Quarter (through January 31)........................  41 5/8        37 3/8
                                                              --            --

---------------

(1) Trading on the NYSE commenced on February 24, 1995.

     On September 23, 1996, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $34 3/4 per share. The following table presents the market value of BancGroup Common Stock on that date, and the market value and equivalent per share value of Fort Brooke Common Stock on that date:

                                                                             EQUIVALENT
                                             BANCGROUP      FORT BROOKE      BANCGROUP
                                            COMMON STOCK    COMMON STOCK    COMMON STOCK
                                            (PER SHARE)     (PER SHARE)     (PER SHARE)
                                            ------------    ------------    ------------
Comparative Market Value..................     $34.75(1)       $19.50(2)       $31.50

---------------

(1) Closing price as reported by the NYSE on September 23, 1996.
(2) Represents the most recent sales price of which Fort Brooke is aware.

     See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

     Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of the BancGroup Common Stock from engaging in a "business combination" with BancGroup unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control" of BancGroup unless certain notice provisions with the Federal Reserve Board have been satisfied.

     BancGroup's Restated Certificate of Incorporation and bylaws also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's Board of Directors. These provisions include: (1) a classified board of directors, (2) supermajority voting requirements for certain "business combinations" that exceed the provisions of Delaware law described above, (3) flexibility for the board to consider non-economic and other factors in evaluating a "business combination," (4) inability of stockholders to call special meetings and act by written consent, and (5) certain advance notice provisions for the conduct of business at stockholder meetings.

     See "BANCGROUP CAPITAL STOCK AND DEBENTURES" and "COMPARATIVE RIGHTS OF STOCKHOLDERS."

PER SHARE DATA

     The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and Fort Brooke on a historical basis and on a pro forma equivalent basis assuming consummation of the Merger. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with those pro forma statements.

                                                 NINE MONTHS     NINE MONTHS
                                                    ENDED           ENDED        YEAR     YEAR     YEAR
                                                SEPTEMBER 30,   SEPTEMBER 30,   ENDED    ENDED     ENDED
                                                    1996            1995         1995     1994    1993(A)
                                                -------------   -------------   ------   ------   -------
PER SHARE DATA
BancGroup-Historical:
  Net Income
     Primary..................................     $ 2.39          $ 2.19       $ 2.63   $ 2.00    $ 1.65
     Fully diluted............................       2.37            2.13         2.56     1.97      1.64
  Book value at end of period.................      20.24           17.71        18.65    15.62     14.40
  Dividends per share:
     Common Stock.............................       0.81            0.45        0.675
     Common A.................................                      0.225        0.225     0.80      0.71
     Common B.................................                      0.125        0.125     0.40      0.31

                                                 NINE MONTHS     NINE MONTHS
                                                    ENDED           ENDED        YEAR     YEAR     YEAR
                                                SEPTEMBER 30,   SEPTEMBER 30,   ENDED    ENDED     ENDED
                                                    1996            1995         1995     1994    1993(A)
                                                -------------   -------------   ------   ------   -------
Fort Brooke:
  Net Income
     Historical:
       Primary................................       1.20            1.17         1.65     0.63      0.95
       Fully diluted..........................       1.20            1.17         1.65     0.63      0.95
     Pro forma equivalent assuming combination
       with completed business combinations
       and Fort Brooke(b)(d):
       Primary................................       1.78            1.62         2.00     1.53      1.27
       Fully diluted..........................       1.76            1.60         1.96     1.52      1.27
     Pro forma equivalent assuming combination
       with completed business combinations
       and Fort Brooke and other proposed
       mergers(b)(d):
       Primary................................       1.79            1.62         2.00     1.53      1.28
       Fully diluted..........................       1.77            1.58         1.96     1.52      1.27
  Book value at end of period
     Historical...............................      16.26           15.25        15.71    13.68     13.93
       Pro forma equivalent assuming
          combination with completed business
          combinations and Fort Brooke(b):....      16.41             N/A          N/A      N/A       N/A
       Pro forma equivalent assuming
          combination with completed business
          combinations and Fort Brooke, and
          other proposed mergers(b):..........      16.44             N/A          N/A      N/A       N/A
  Dividends per share
     Historical...............................       0.25            0.00         0.00     0.00      0.25
       Pro forma equivalent assuming
          combination with completed business
          combinations and Fort Brooke(c):....       0.66            0.55         0.73     0.65      0.58
       Pro forma equivalent assuming
          combination with completed business
          combinations and Fort Brooke and
          other proposed mergers(c):..........       0.66            0.55         0.73     0.65      0.58
BancGroup-Pro Forma Combined (completed
  business combinations and Fort Brooke only):
  Net Income
     Primary(d):..............................       2.19            1.99         2.46     1.88      1.57
     Fully diluted(d):........................       2.17            1.97         2.40     1.87      1.57
  Book value at end of period.................      20.22             N/A          N/A      N/A       N/A
BancGroup-Pro Forma Combined (completed
  business combinations and Fort Brooke and
  other proposed mergers):
  Net Income
     Primary(d):..............................       2.20            1.99         2.46     1.89      1.58
     Fully diluted(d):........................       2.18            1.95         2.40     1.87      1.57
  Book value at end of period.................      20.25             N/A          N/A      N/A       N/A

---------------
N/A  Not applicable due to pro forma balance sheet being
     presented only at September 30, 1996 which assumes the
     transaction was consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.
(a)  Net Income per share for the year ended December 31, 1993 represents income before extraordinary items and cumulative effect of change in accounting principle.
(b)  Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share
     and the pro forma combined total book value per share of
     BancGroup by the conversion ratio so that the per share
     amounts are equated to the respective values for one share of Fort Brooke. For the purposes of these pro forma
     equivalent per share amounts, a .8116 BancGroup common stock share conversion ratio is utilized. The ratio is based on an assumed Market Value of BancGroup common stock calculated as of January 10, 1997, of $38.81 ($31.50/$38.81 = 0.8116).
(c)  Pro forma equivalent dividends per share are shown at
     BancGroup's Common Stock dividend per share rate multiplied by the .8116 conversion ratio per share of Fort Brooke
     common stock (see note (b)). BancGroup presently
     contemplates that dividends will be declared in the future.
     However, the payment of cash dividends is subject to
     BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such
     dividends will approximate the pro forma amounts indicated.
(d)  Pro forma net income excludes two non-recurring charges for employee severance and bonuses resulting from the
     pooling-of-interests business combination with Jefferson
     Bancorp, Inc. ("Jefferson") in the amount of $3.2 million, net of tax. Jefferson was merged into BancGroup on January
     3, 1997.

                              THE SPECIAL MEETING

GENERAL

     This Prospectus is being furnished to the shareholders of Fort Brooke in connection with the solicitation of proxies by the Board of Directors of Fort Brooke for use at the Special Meeting. The purpose of the Special Meeting is to consider and vote upon the proposed Merger of Fort Brooke with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

     This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup stockholders is required to approve the Merger.

     THE BOARD OF DIRECTORS OF FORT BROOKE BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF FORT BROOKE AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE MERGER (ITEM 1 ON THE PROXY CARD).

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE MERGER

     The Board of Directors of Fort Brooke has fixed the close of business on January 20, 1997, as of the Record Date for determination of shareholders entitled to vote at the Special Meeting. There were 638 record holders of Fort Brooke Common Stock and 990,553 shares of Fort Brooke Common Stock outstanding, each entitled to one vote per share as of the Record Date. Fort Brooke is obligated to issue an additional 59,875 shares of Fort Brooke Common Stock upon the exercise of outstanding Fort Brooke Options.

     The affirmative vote of the holders of at least a majority of the outstanding shares of Fort Brooke Common Stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker nonvotes and abstentions will not be counted as votes cast "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of Fort Brooke Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.

     As of the Record Date, directors and executive officers of Fort Brooke and the Bank, as well as their affiliates, were the owners of 283,471 shares of Fort Brooke Common Stock, representing approximately 28.62% of the outstanding shares of Fort Brooke Common Stock.

     If the Merger is approved at the Special Meeting, Fort Brooke is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See "THE MERGER -- Conditions of Consummation of the Merger."

     THE BOARD OF DIRECTORS OF FORT BROOKE URGES THE SHAREHOLDERS OF FORT BROOKE TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE MERGER AND IN FAVOR OF THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     In addition to soliciting proxies by mail, directors, officers and other employees of Fort Brooke, without receiving special compensation therefor, may solicit proxies from Fort Brooke's shareholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of Fort Brooke Common Stock.

     Fort Brooke will bear the cost of assembling and mailing this Prospectus and other materials furnished to shareholders of Fort Brooke. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of Fort Brooke, mail material to or otherwise communicate with beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Merger.

     Shares of Fort Brooke Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. IF A PROXY IS SIGNED AND RETURNED WITHOUT ANY VOTING INSTRUCTIONS, SHARES OF FORT BROOKE COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE THE AGREEMENT AND FOR ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Secretary of Fort Brooke, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the Secretary of Fort Brooke, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting. All written notices of revocation and other communications with respect to the revocation of Fort Brooke's proxies should be addressed to:

                            Fort Brooke Bancorporation
                            510 Vonderburg Drive
                            Brandon, Florida 33511
                            Attention: John D. Adams, Secretary

     Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy.

     Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

     The Board of Directors of Fort Brooke is not aware of any business to be acted upon at the Special Meeting other than consideration of the Merger described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the Merger, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of the Merger. Proxies voted against the Merger and abstentions will not be voted for an adjournment. See "ADJOURNMENT OF THE SPECIAL MEETING."

EFFECT OF MERGER ON OUTSTANDING BANCGROUP COMMON STOCK

     Assuming a Market Value calculated as of January 10, 1997 of $38.8125, BancGroup would issue 803,927 shares of BancGroup Common Stock to the shareholders of Fort Brooke pursuant to the Merger, not counting any BancGroup Common Stock to be issued pursuant to Fort Brooke Options and prior to giving effect to the stock split of BancGroup, to be effective February 11, 1997. These 803,927 shares of BancGroup Common Stock would represent approximately 4.1% of the total number of shares of BancGroup Common Stock outstanding following the Merger, not counting any additional shares BancGroup may issue, including shares to be issued pursuant to other pending acquisitions.

                                   THE MERGER

     THE FOLLOWING SETS FORTH A SUMMARY OF ALL MATERIAL PROVISIONS OF THE AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT ATTACHED HERETO AS APPENDIX A. ALL FORT BROOKE SHAREHOLDERS ARE URGED TO READ THE AGREEMENT AND THE APPENDICES IN THEIR ENTIRETY.

GENERAL

     The Agreement provides that, subject to shareholder ratification and confirmation, receipt of necessary regulatory approval and certain other conditions described below at "Conditions to Consummation of the Merger," Fort Brooke will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of Fort Brooke will cease, and BancGroup will succeed to the business formerly conducted by Fort Brooke.

BACKGROUND OF THE MERGER

     As part of its long-term effort to maximize shareholder value, Fort Brooke (and the Bank prior to Fort Brooke's recent formation) has formulated and pursued a growth policy largely dependent upon the production of new business from the Bank's existing customer base and the expansion of that base through the establishment of branch facilities on the periphery of its core market area. It has also, however, given continuing attention to the potential for rapid growth through the medium of acquisitions, both from an acquiror and a target point of view. In that latter regard, Fort Brooke's management has been cognizant of the significant consolidation in the Tampa Bay and general Florida financial institution markets, and that larger entities emerging therefrom may hold substantial competitive advantages, including cost savings through the integration of overlapping support functions, greater diversity in asset base, improved access to capital and other transactions to maximize shareholder value and the ability to spread the cost of new products and services over a wider base. Management has therefore been increasingly receptive to the idea that rapid and yet stable growth could likely be achieved by a merger with and into a regional banking group having no presence within but seeking to enter the Tampa Bay market, as long as such group maintained a strong capital base, high quality assets and a commitment to the efficient delivery of personalized financial services. In furtherance of that view, in 1995 the Bank's directors considered, and then rejected as inadequate, the efforts of one such entity.

     As a result of contacts commenced by BancGroup representatives in late July 1996 for the purpose of determining the level of Fort Brooke's interest in being acquired by that regional holding company, Fort Brooke's board, led by its chairman, concluded, after significant due diligence review of BancGroup's operational and administrative efforts, results and goals, that, for the reasons described in the preceding paragraph, BancGroup's advances should be given the most serious consideration. Such determination led Fort Brooke's board of directors to: engage the services of The Carson Medlin Company ("Carson Medlin"), a recognized and experienced investment banking firm specializing in the analysis and evaluation of banks and bank holding companies operating in Florida and other southeastern states, particularly in connection with mergers and acquisitions and other transactions; to act as Fort Brooke's financial advisor in connection with the potential transaction and related matters; and to authorize Fort Brooke's President, Mr. Eatman, to execute and deliver to BancGroup a non-binding letter of intent, dated September 23, 1996.

FORT BROOKE'S BOARD OF DIRECTORS' REASONS FOR APPROVING THE MERGER

     Following further due diligence review and the negotiation by Fort Brooke officials and legal counsel of the terms of a definitive merger agreement, at a board of director meeting convened on November 8, 1996, Fort Brooke's board was presented with a detailed analysis, prepared by Carson Medlin, of the financial terms of the BancGroup offer embodied in the draft agreement, and the basis upon which Carson Medlin had determined the terms of the merger proposal to be fair to the unaffiliated shareholders of Fort Brooke from a financial point of view. At such meeting, management gave an overview of its past activities related to the transaction negotiations and Fort Brooke counsel reviewed the terms and structure of the Agreement. Legal counsel and representatives of Carson Medlin provided their views of the transaction and responded to director questions. A lengthy discussion among board members then took place with respect to the desirability of the proposed transaction, including the terms of the Agreement. After such discussion, the board concluded that the Agreement was fair and that its consummation was in the best interest of the Fort Brooke shareholders from a financial point of view and therefore voted to approve the same, subject to its subsequent consideration and approval by a requisite number of Fort Brooke's shareholders. As a result of that direction, the Agreement was signed by Mr. Eatman, on behalf of Fort Brooke, on November 18, 1996.

OPINION OF FINANCIAL ADVISOR

     Pursuant to an engagement letter dated October 15, 1996, Fort Brooke engaged Carson Medlin to provide the Board of Directors of Fort Brooke with a written opinion regarding the fairness of the Merger from a financial point of view. Fort Brooke selected Carson Medlin as its financial advisor on the basis of Carson Medlin's experience and expertise in representing community banks in acquisition transactions. Carson Medlin is an investment banking firm which specializes in the securities of financial institutions located in the southeastern United States. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of financial institutions and transactions relating to their securities.

     On November 8, 1996, Carson Medlin delivered its written opinion to the Board of Directors of Fort Brooke that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the unaffiliated shareholders of Fort Brooke. The full text of Carson Medlin's written opinion dated November 8, 1996 is attached as Appendix B to this Prospectus. It sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Carson Medlin in connection with its opinion. The following summary of the opinion is qualified in its entirety by reference to the full text of such opinion.

     Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purposes of its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of Fort Brooke, nor was it furnished with any such appraisals.

     Carson Medlin is not expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses. It has not reviewed any individual credit files of Fort Brooke or BancGroup. Instead, it has assumed that the allowances for each of Fort Brooke and BancGroup are adequate to cover their potential loan losses. Carson Medlin assumed that the Merger will be recorded as a pooling of interests under generally accepted accounting principles. Carson Medlin's opinion is necessarily based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it.

     Carson Medlin reviewed certain financial projections prepared by Fort Brooke and BancGroup. Carson Medlin assumed that these projections were prepared on a reasonable basis utilizing the best and most current information available to the managements of Fort Brooke and BancGroup, and that such projections will be realized in the amounts and at the times contemplated thereby. Neither Fort Brooke nor BancGroup publicly discloses internal management projections of the type provided to Carson Medlin. Such projections were not prepared for, or with a view toward, public disclosure.

     In connection with rendering its opinion, Carson Medlin performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying Carson Medlin's opinion. In its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Fort Brooke and BancGroup and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin were assigned a greater significance by Carson Medlin than any other.

     In connection with its opinion dated November 8, 1996, Carson Medlin reviewed: (i) the Agreement; (ii) the annual reports to shareholders of BancGroup, including the audited financial statements for the five years ended December 31, 1995; (iii) audited financial statements of Fort Brooke for the five years ended December 31, 1995; (iv) the unaudited interim financial statements of BancGroup for the nine months ended September 30, 1996; (v) the unaudited interim financial statements of Fort Brooke for the nine months ended September 30, 1996; and, (vi) certain other financial and operating information with respect to the business, operations and prospects of Fort Brooke and BancGroup. In addition, Carson Medlin: (a) held discussions with members of the senior management of Fort Brooke and BancGroup regarding the historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of Fort Brooke and BancGroup and compared them with those of certain publicly traded companies which it deemed to be relevant;
(c) compared the results of operations of Fort Brooke and BancGroup with those of certain banking companies which it deemed to be relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (e) analyzed the pro forma financial impact of the Merger on BancGroup; and (f) conducted certain other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

     The following is a summary of the principal analyses performed by Carson Medlin in connection with its opinion.

     SUMMARY OF PROPOSAL. Carson Medlin reviewed the terms of the proposed transaction, including the Exchange Ratio and the aggregate transaction value. Carson Medlin reviewed the implied value of the consideration offered based upon the closing share price of BancGroup Common Stock on November 6, 1996 which showed that the implied value of the BancGroup proposal was approximately $31.50 per share of Fort Brooke Common Stock, representing a total transaction value of approximately $31.2 million. Based on the price of $38.625 per share for BancGroup Common Stock, Carson Medlin calculated that the aggregate transaction value represented 194% of stated book value at September 30, 1996, 15.2 times normalized 1996 estimated earnings, a 10.9% core deposit premium (defined as the aggregate transaction value minus stated book value divided by core deposits) and 17.2% of total assets of Fort Brooke at September 30, 1996. Carson Medlin did not participate in the negotiation of the Agreement and was not involved in the determination of the amount of consideration to be paid.

     INDUSTRY COMPARATIVE ANALYSIS. In connection with rendering its opinion, Carson Medlin compared selected operating results of Fort Brooke to those of 53 publicly-traded community commercial banks in Alabama, Florida, Georgia, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR Banks") as contained in the Southeastern Independent Bank Review(TM), a proprietary research publication prepared by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $95 million to $2.1 billion and in shareholders' equity from approximately $7.9 million to $211.8 million. Carson Medlin considers this group of financial institutions more comparable to Fort Brooke than larger, more widely traded regional financial institutions. Carson Medlin compared, among other factors, profitability, capitalization, and asset quality of Fort Brooke to these financial institutions. Carson Medlin noted that based on results through the first six months of 1996: (i) Fort Brooke had a return on average assets (ROA) for the six months ended June 30, 1996 of 1.09%, compared to mean ROA of 1.26% for the SIBR Banks; (ii) Fort Brooke had a return on average equity (ROE) for the six months ended June 30, 1996 of 12.8%, compared to mean ROE of 11.8% for the SIBR Banks; (iii) Fort Brooke had common equity to total assets at June 30, 1996 of 8.8%, compared to mean common equity to total assets of 9.7% for the SIBR Banks; and (iv) Fort Brooke had non-performing assets (defined as loans 90 days past due, nonaccrual loans and other real estate) to total loans net of unearned income and other real estate at June 30, 1996 of 1.46%, compared to mean non-performing assets to total loans net of unearned income and other real estate of 1.01% for the SIBR Banks. This comparison indicated that Fort Brooke's financial performance was near the average for the SIBR Banks for most of the factors considered.

     Carson Medlin also compared selected operating results of BancGroup to those of 8 other publicly-traded mid-size regional bank holding companies defined as those with assets between $4 and $25 billion (the "Peer

Banks") located in the Southeast. The Peer Banks include: AmSouth Bancorporation, Compass Bancshares, Inc., First American Corporation, First Tennessee National Corporation, National Commerce Bancorporation, Regions Financial Corporation, SouthTrust Corporation, and Union Planters Corporation. Carson Medlin considers this group of financial institutions comparable to BancGroup as to financial characteristics, stock price performance and trading volume. Carson Medlin compared selected balance sheet data, asset quality, capitalization, profitability ratios and market statistics using financial data at or for the nine months ended September 30, 1996 and market data as of November 6, 1996. This comparison showed, among other things, that (i) for the nine months ended September 30, 1996, BancGroup's net interest margin was 4.17% compared to a mean of 4.09% and a median of 4.02% for the Peer Banks; (ii) for the nine months ended September 30, 1996, efficiency ratio (defined as non interest expense divided by the sum of non interest income and taxable equivalent net interest income before provision for loan losses) was 58.9% compared to a mean of 57.9% and a median of 56.7% for the Peer Banks; (iii) for the nine months ended September 30, 1996, BancGroup's ROA was 1.20% compared to a mean of 1.24% and a median of 1.23% for the Peer Banks; (iv) for the nine months ended September 30, 1996, BancGroup's ROE was 17.05% compared to a mean of 16.15% and a median of 16.03% for the Peer Banks; (v) at September 30, 1996, BancGroup's stockholders' equity to total assets was 7.00% compared to a mean of 7.71% and a median of 7.68% for the Peer Banks; (vi) at September 30, 1996, BancGroup's non-performing assets to total assets were 0.65% compared to a mean of 0.32% and a median of 0.32% for the Peer Banks; (vii) at September 30, 1996, the ratio of BancGroup's loan loss reserves to non-performing assets was 148% compared to a mean of 329% and a median of 270% for the Peer Banks; and, (viii) at November 6, 1996, BancGroup's market capitalization was $629 million compared to the Peer Banks which ranged from a low of $860 million to a high of $3.2 billion. This comparison indicated that BancGroup's financial performance is average in comparison to the Peer Banks.

     No company or transaction used in the preceding Industry Comparative or Comparable Transaction Analyses is identical to Fort Brooke or the contemplated transaction. Accordingly, the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Fort Brooke and other factors that could affect the value of the companies to which it is being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable industry or transaction data.

     COMPARABLE TRANSACTION ANALYSIS. Carson Medlin reviewed certain information relating to 15 selected Florida bank mergers announced or completed since January 1993 in which the acquired bank had total assets from $100 million to $600 million, (the "Comparable Transactions"). The Comparable Transactions were (acquiree/acquiror): AmSouth Bancorporation/FNB of Clearwater; AmSouth Bancorporation/Orange Banking Corp; SouthTrust/Cypress Banks Inc.; AmSouth Bancorporation/Charter Banking Corp; Compass Bancshares/1st Performance; AmSouth Bancorporation/Parkway Bancorp; AmSouth Bancorporation/Citizens National; Northern Trust Corp./Beach One Financial; AmSouth Bancorporation/Tampa Banking Co.; Huntington Bancshares/Peoples Bank of Lakeland; Compass Bancshares/CFB Bancorp; Colonial BancGroup/Southern Banking Corp; FNB Corporation/Southwest Banks; Compass Bancshares/Enterprise National Bank; and Huntington Bancshares/Citi-Bancshares, Inc. Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices to trailing four quarters earnings, stated book values, total assets and core deposit premiums.

     On the basis of the Comparable Transactions, Carson Medlin calculated a range of purchase prices as a percentage of stated book value for the Comparable Transactions from a low of 136.4% to a high of 348.8%, with a mean of 222.3%. These transactions indicated a range of values for Fort Brooke from $22.21 per share to $56.78 per share, with a mean of $36.19 per share (based on Fort Brooke's stated book value of $16.28 per share at September 30, 1996). The aggregate consideration implied by the terms of the Agreement is approximately $31.50 per share and implies a price to stated book value multiple of 194% which falls slightly below the average of the range for the Comparable Transactions.

     Carson Medlin calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions, from a low of 12.9 times to a high of
23.0 times, with a mean of 16.8 times. These transactions indicated a range of values for Fort Brooke from $26.83 to $47.84 per share, with a mean of $34.94 per share

(based on Fort Brooke's normalized 1996 estimated earnings of $2.08 per share, excluding the SAIF assessment). The aggregate consideration implied by the terms of the Agreement is approximately $31.50 per share and implies a price to earnings multiple of 15.1 times which falls below the average of the range for the Comparable Transactions.

     Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 3.8% to a high of 25.3%, with a mean of 13.2%. The premium on Fort Brooke's core deposits implied by the terms of the Agreement is 10.9%, below the average of the range for the Comparable Transactions.

     Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 11.3% to a high of 27.9%, with a mean of 18.4%. The percentage of total assets implied by the terms of the Agreement is approximately 17.2%, slightly below the average of the range for the Comparable Transactions.

     PRESENT VALUE ANALYSIS. Carson Medlin calculated the present value of Fort Brooke assuming that Fort Brooke remained an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of Fort Brooke's future earnings. It assumed that all of these earnings would be retained and that the Fort Brooke Common Stock would be sold at the end of 5 years at 200% of book value. This value was then discounted to present value utilizing discount rates of 14% through 18%. These rates were selected because, in Carson Medlin's experience, they represent the rates that investors in securities such as the Fort Brooke Common Stock would demand in light of the potential appreciation and risks. On the basis of these assumptions, Carson Medlin calculated that the present value of Fort Brooke as an independent bank ranged from $27.24 per share to $32.10 per share. The aggregate consideration implied by the terms of the Agreement is approximately $31.50 per share which falls slightly below the high end of the range under present value analysis. Carson Medlin noted that the present value analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     STOCK TRADING HISTORY. Carson Medlin reviewed and analyzed the historical trading prices and volumes for the BancGroup Common Stock on a monthly basis from December 1992 to October 1996. Carson Medlin also compared price performance of the BancGroup Common Stock during this period to the Peer Banks.

     During the four quarters ending September 30, 1996, the ratio of stock price to trailing 12 months earnings per share for the Peer Banks was: a low of
11.6 times, a high of 14.4 times, and a mean of 12.8 times. BancGroup's recent price to earnings ratio ranged from a low of 10.6 times to a high of 12.1 times with a mean of 11.0 times. BancGroup Common Stock has traded on average at a lower price to earnings ratio than the Peer Banks.

     During the four quarters ending September 30, 1996, the stock price as a percentage of book value for Peer Banks was: a low of 180%, a high of 206%, and a mean of 193%. BancGroup's recent price to book ratio ranged from a low of 169% to a high of 189% with a mean of 177%. BancGroup Common Stock has traded on average at a lower price to book value ratio than the Peer Banks.

     Carson Medlin also examined the recent trading volume in BancGroup Common Stock with that of the Peer Banks. During the four quarters ending September 30, 1996, the quarter end monthly trading volume of outstanding shares of the Peer Banks ranged from a low of 3.7% to a high of 6.6% with a mean of 4.9%. BancGroup's quarter end monthly trading volume to outstanding shares ranged from a low of 1.1% to a high of 2.1% with a mean of 1.4%. Carson Medlin considers BancGroup Common Stock to be liquid and marketable in comparison with these Peer Banks and other bank holding companies.

     Carson Medlin also examined the trading prices and volumes of Fort Brooke Common Stock. Fort Brooke Common Stock has not traded in volumes sufficient to be meaningful, therefore, Carson Medlin did not place any weight on the market price of the Fort Brooke Common Stock.

     CONTRIBUTION ANALYSIS. Carson Medlin reviewed the relative contributions in terms of various balance sheet items, net income and market capitalization to be made by Fort Brooke and BancGroup to the combined institution based on (i) balance sheet data at September 30, 1996, and (ii) nine month earnings as of September 30, 1996. The income statement and balance sheet components analyzed included total assets, total loans (net), total deposits, shareholders' equity, and nine months net income. This analysis showed that, while Fort Brooke shareholders would own approximately 4.9% of the aggregate outstanding shares of the combined institution based on the Exchange Ratio, Fort Brooke was contributing 3.9% of total assets, 3.6% of total loans (net), 4.7% of total deposits, 4.7% of shareholders' equity, and 3.0% of nine months net income.

     OTHER ANALYSIS. Carson Medlin also reviewed selected investment research reports on and earnings estimates for BancGroup. In addition, Carson Medlin prepared an overview of historical financial performance of BancGroup, an analysis of the total return of BancGroup's Common Stock for the five year period ended December 31, 1995, and a shareholder claims analysis.

     The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Fort Brooke could materially affect the assumptions used in preparing the opinion.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF FORT BROOKE

     The Board of Directors of Fort Brooke has determined that the Merger is in the best interests of Fort Brooke and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF FORT BROOKE VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AND THE AGREEMENT.

BANCGROUP'S REASONS FOR THE MERGER

     The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. BancGroup has been seeking to expand its banking operations in the state of Florida. BancGroup currently operates a commercial bank in the Orlando, Ormond Beach and the Miami Beach areas. The Board of Directors of BancGroup believes that the combination with Fort Brooke and the Bank is consistent with that strategy.

     In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of Fort Brooke, including its strong capital and good asset quality; (ii) similarities in the philosophies of BancGroup and Fort Brooke, including Fort Brooke's commitment to delivering high quality personalized financial services to its customers; and (iii) Fort Brooke's management's knowledge of and experience in the Tampa, Florida market.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain executive officers of the Bank hold Fort Brooke Options which entitle them to purchase, in the aggregate, up to 59,875 shares of Fort Brooke Common Stock. Under the terms of the Agreement, any Fort Brooke Options which are not exercised prior to the Effective Date will be assumed by BancGroup giving the holders of such options the right to acquire shares of BancGroup Common Stock. See "Conversion of Fort Brooke Common Stock" and "Treatment of Fort Brooke Options."

     The Agreement provides that it is a condition to BancGroup's obligation to close the Merger that Richard H. Eatman, president of Fort Brooke and the Bank, execute a severance agreement with Colonial Bank. Mr. Eatman and BancGroup have agreed upon the terms of the severance agreement which will generally provide that (i) for a period of three years following the Effective Date, Colonial Bank may terminate Mr. Eatman's employment at any time by paying Mr. Eatman a lump-sum payment equal to Mr. Eatman's annual cash salary (inclusive of prior bonuses) at the time the notice of termination is given; (ii) Colonial Bank's obligation to make the payment referenced in the foregoing clause (i) shall not apply if BancGroup terminates Mr. Eatman for "cause", as defined in the severance agreement, or if Mr. Eatman voluntarily terminates his employment; and (iii) Mr. Eatman will agree not to compete with Colonial Bank in Hillsborough County for a period of 12 months following his termination provided he has received the lump-sum payment referenced in clause (i) above or one-half of such payment if Mr. Eatman is terminated for cause or voluntarily terminates his employment. Mr. Eatman has been paid an extraordinary compensatory bonus of $250,000 in anticipation of the closing of the Merger.

     On the Effective Date and subject to the agreements described above, all employees of Fort Brooke (including its executive officers) shall, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with the severance policy of Colonial Bank, as of the date of the Agreement. All employees of Fort Brooke who become employees of BancGroup or its subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Under the Agreement, BancGroup has agreed to indemnify the directors and executive officers of Fort Brooke against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that Fort Brooke would have been permitted under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons (and also to advance expenses as incurred to the fullest extent permitted under applicable law).

     Except as described above, none of the directors or executive officers of Fort Brooke, and no associate of any such person, has any substantial direct or indirect interest in the Merger, other than an interest arising from the ownership of Fort Brooke Common Stock.

CONVERSION OF FORT BROOKE COMMON STOCK

     On the Effective Date, each share of Fort Brooke Common Stock outstanding and held by Fort Brooke's shareholders shall be converted by operation of law and without any action by any holder thereof into BancGroup Common Stock with a market value of $31.50 as determined below. The number of shares, or fractions of a share of BancGroup Common Stock into which each outstanding share of Fort Brooke Common Stock on the Effective Date shall be converted, shall be equal to $31.50 divided by the Market Value. The Market Value shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the 10 trading days ending on the trading day immediately preceding the Effective Date, provided that the Market Value shall not be less than $32.00 nor more than $39.00, regardless of the actual market value as calculated. Accordingly, the maximum number of shares of BancGroup Common Stock to be issued in the Merger shall be 975,076 (based upon a minimum Market Value of $32.00) and the minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be 800,062 (based upon a maximum Market Value of $39.00), assuming 990,553 shares of Fort Brooke Common Stock outstanding as of January 20, 1997. To the extent that as of the Effective Date the number of shares of Fort Brooke Common Stock outstanding has increased based upon the exercise of employee stock options for Fort Brooke Common Stock after January 20, 1997, the number of shares of BancGroup Common Stock to be issued in the Merger shall increase with each share of Fort Brooke Common Stock outstanding at the Effective Date exchanged for a number of shares of BancGroup Common Stock equal to $31.50 divided by the Market Value, and the minimum and maximum number of shares of BancGroup Common Stock shall also be adjusted to take into account increases in the number of shares of Fort Brooke Common Stock outstanding in excess of 990,553 shares as a result of such exercises.

     No fractional shares of BancGroup Common Stock will be issued in the Merger. Each shareholder of Fort Brooke having a fractional interest arising upon the conversion of Fort Brooke Common Stock into BancGroup Common Stock will, at the time of surrender of the certificates representing Fort Brooke Common Stock, be paid by BancGroup an amount of cash equal to the value of such fractional interest based on the fair market value of such fractional share. Fair market value for this purpose shall be the Market Value.

     As an example, a shareholder of Fort Brooke who owns 500 shares of Fort Brooke Common Stock will receive BancGroup Common Stock in the Merger. Assuming a Market Value of BancGroup Common Stock at the Merger of $38.8125 (calculated as of January 10, 1997), then such shareholder would receive 405.80 shares of BancGroup Common Stock
($31.50 / $38.8125 multiplied by 500) with the .80 of a share paid in cash equal to $31.05 (.80 X $38.8125).

     As the Market Value of the BancGroup Common Stock rises, the number of shares of BancGroup Common Stock to be issued in the Merger will decrease, and as the Market Value falls, the number of such shares will increase, subject to the minimum and maximum amounts to be issued, as described above.

     The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Fort Brooke Common Stock shall be converted in the Merger.

     On January 15, 1997, BancGroup announced that its Board of Directors had declared a two for one split of BancGroup's Common Stock to be effected in the form of a 100% stock dividend. Stockholders of record of BancGroup Common Stock will receive one share of BancGroup Common Stock for each share they hold as of February 4, 1997. The additional shares will be distributed pursuant to the stock split on February 11, 1997.

     Accordingly, the Market Value as defined in the Agreement will be adjusted so that, following the stock split, the Market Value will not be less than $16.00 and not more the $19.50. Based upon such adjusted Market Values, the maximum number of shares of BancGroup Common Stock to be issued in the Merger will be 1,950,151 and the minimum number of shares to be issued will be 1,600,124 assuming 990,553 shares of Fort Brooke Common Stock outstanding at the Merger.

     For a description of the assumption of Fort Brooke Options, see "Treatment of Fort Brooke Options."

SURRENDER OF FORT BROOKE COMMON STOCK CERTIFICATES

     Upon the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," Fort Brooke's shareholders will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup Common Stock as described herein. Outstanding certificates representing shares of the Fort Brooke Common Stock shall represent shares of BancGroup Common Stock. Thereafter, upon surrender of the certificates formerly representing shares of Fort Brooke Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of Fort Brooke unless and until such shareholder surrenders for cancellation his certificate for Fort Brooke Common Stock. SunTrust Bank, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of Fort Brooke Common Stock surrendered in connection with the Merger.

     A detailed explanation of these arrangements will be mailed to Fort Brooke shareholders promptly following the Effective Date. STOCK CERTIFICATES SHOULD NOT BE SENT TO THE EXCHANGE AGENT UNTIL SUCH NOTICE IS RECEIVED.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of Fort Brooke to consummate the Merger is conditioned on the receipt by Fort Brooke of an opinion from Coopers & Lybrand, LLP, which serves as BancGroup's independent public accountant, to the effect that the Merger will constitute such a reorganization. The opinion has been delivered to Fort Brooke. In delivering its opinion, Coopers & Lybrand, LLP, has received and relied upon certain representations contained in certificates of officers of BancGroup and Fort Brooke and certain other information, data, documentation and other materials as it deems necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that Fort Brooke has no knowledge of any plan or intention on the part of the Fort Brooke shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the Fort Brooke Common Stock outstanding immediately upon the Merger.

     Neither Fort Brooke nor BancGroup intends to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger. Fort Brooke's shareholders should be aware that the opinion will not be binding on the Internal Revenue Service or the courts. Fort Brooke's shareholders also should be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

     The tax opinion states that, provided the assumptions stated therein are satisfied, the Merger will constitute a reorganization as defined in Section 368(a) of the Code and the following federal income tax consequences will result to Fort Brooke's shareholders who exchange their shares of Fort Brooke Common Stock for shares of BancGroup Common Stock:

          (i) No gain or loss will be recognized by Fort Brooke's shareholders on the exchange of shares of Fort Brooke Common Stock for shares of BancGroup Common Stock;

          (ii) The aggregate basis of BancGroup Common Stock received by each Fort Brooke shareholder (including any fractional shares of BancGroup Common Stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of Fort Brooke Common Stock surrendered in exchange therefor;

          (iii) The holding period of the shares of BancGroup Common Stock received by each Fort Brooke shareholder will include the period during which the shares of Fort Brooke Common Stock exchanged therefor were held, provided that the shares of Fort Brooke Common Stock were a capital asset in the holder's hands as of the Effective Date;

          (iv) Cash payments received by each Fort Brooke shareholder in lieu of a fractional share of BancGroup Common Stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the Fort Brooke Common Stock is a capital asset in the hands of the holder;

          (vi) No gain or loss will be recognized by Fort Brooke upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of Fort Brooke;

          (vii) The basis of the assets of Fort Brooke acquired by BancGroup will be the same as the basis of the assets in the hands of Fort Brooke immediately prior to the Merger;

          (viii) The holding period of the assets of Fort Brooke in the hands of BancGroup will include the period during which such assets were held by Fort Brooke; and

          (ix) A Fort Brooke shareholder who dissents and receives only cash pursuant to dissenters rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of Fort Brooke Common Stock converted, if the shares of Fort Brooke Common Stock were held as capital assets. However, a Fort Brooke shareholder who receives only cash may need to consider the effects of
     Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

     Each Fort Brooke shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup Common Stock in a reorganization.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF ALL MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF FORT BROOKE, TO FORT BROOKE AND TO BANCGROUP AND DOES NOT PURPORT

TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, STOCKHOLDERS WHO DO NOT HOLD THEIR SHARES OF FORT BROOKE COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF
SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF FORT BROOKE COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF FORT BROOKE OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. FORT BROOKE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

OTHER POSSIBLE CONSEQUENCES

     If the Merger is consummated, the shareholders of Fort Brooke, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation.

     For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to Fort Brooke Common Stock as compared with BancGroup Common Stock, see "COMPARATIVE RIGHTS OF STOCKHOLDERS."

CONDITIONS TO CONSUMMATION OF THE MERGER

     The parties' obligation to consummate the Merger is subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of Fort Brooke and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of Fort Brooke Common Stock; (ii) the approval of the Merger by the Florida Department of Banking and by the Federal Reserve; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or in which it is sought to obtain divestiture, rescission or damages in connection with the Merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the Merger no later than June 30, 1997; and (vi) receipt of opinions of counsel regarding certain matters.

     The obligation of Fort Brooke to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

     The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of Fort Brooke; (ii) the holders of not more than 10% of the outstanding shares of Fort Brooke Common Stock shall have exercised dissenters' rights with respect to their shares; (iii) the receipt of a letter from Coopers & Lybrand L.L.P. concurring with the conclusions of BancGroup's and Fort Brooke's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; (iv) the receipt of a letter from Coopers & Lybrand L.L.P. that the Merger constitutes a reorganization for federal income tax purposes; (v) the accuracy in all material respects of the representations and warranties of Fort Brooke contained in the Agreement, and the performance by Fort Brooke of all of its covenants and agreements under the Agreement; and (vi) the receipt by BancGroup of certain undertakings from holders of Fort Brooke Common Stock who may be deemed to be "affiliates" of Fort Brooke pursuant to the rules of the Commission.

     It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement, and satisfaction of each party of all representations, warranties and covenants, will be satisfied. The Agreement provides that Fort Brooke and BancGroup may waive all conditions to their obligations to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and Fort Brooke shareholder approval of the Merger. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of Fort Brooke and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

AMENDMENT OR TERMINATION

     The Boards of Directors of BancGroup and Fort Brooke may agree to amend or terminate the Agreement before or after approval by the shareholders of Fort Brooke. However, the Board of Directors of Fort Brooke shall not agree to any amendments to the Agreement which would alter the Merger Consideration or which, in the opinion of the Board of Directors of Fort Brooke, would adversely affect the rights of the shareholders of Fort Brooke, unless such amendments are approved by a majority of the outstanding shares of Fort Brooke Common Stock. Such amendments may require the filing of an amendment of the Registration Statement, of which this Prospectus forms a part, with the Commission. See "Conditions to Consummation of the Merger."

REGULATORY APPROVALS

     The Merger is subject to prior approval of the Federal Reserve under the BHCA. It is contemplated that immediately subsequent to the Merger, Fort Brooke Bank will be merged with and into BancGroup's wholly-owned subsidiary, Colonial Bank, Orlando, Florida (the "Bank Merger"). The approval of the FDIC and the Florida Department must be obtained prior to the Bank Merger. It is anticipated that applications will be filed with the Federal Reserve, the FDIC and the Florida Department on or about January 31, 1997. The regulartory approval process is expected to take approximately three months from this date.

     Federal Reserve Approval. Under Section 3 of the BHCA, the Federal Reserve must withhold approval of the Merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any geographic area. In addition, the Federal Reserve may not approve the Merger if it finds that the effect thereof may be substantially to lessen competition or tend to create a monopoly or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial and managerial resources and future prospects of BancGroup's banking subsidiaries following the consummation of the Merger, as well as the compliance records of such banking subsidiaries under the Community Reinvestment Act. The Federal Reserve has indicated that it will not approve a significant acquisition unless the resulting institution has adequate capitalization, taking into account, among other things, asset quality.

     In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank located in a state other than the home state of such bank holding company (an "Interstate Acquisition"), without regard to whether such transaction is prohibited under the law of any state. However, if the law of the state in which the target bank is located requires the target bank to have been in existence for some minimum period of time, the Federal Reserve is prohibited from approving an application by a bank holding company to acquire such target bank if such target bank does not satisfy this state law requirement, so long as the state law specifying such minimum period of time does not specify a period of more than five years.

     Also, the Federal Reserve is prohibited from approving an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than 10% of the total amount of deposits of insured depository institutions in the United States. Finally, subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the target bank is located.

     The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the Merger, in ordinary circumstances, for a period ranging from 15-30 days following the Federal Reserve's approval of the Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     Florida Department of Banking. The Bank Merger must be approved by the Florida Department pursuant to applicable provisions of the Florida Banking Code. The Florida Department must approve the Bank Merger if it appears that the resulting state bank meets all the requirements of state law as to the formation of a new state bank, the agreement of merger provides an adequate capital structure, including surplus, of the resulting state bank in relation to its activities which are to continue or are to be undertaken, and also in relation to its deposit liabilities, the valuation is fair, and the Bank Merger is not contrary to the public interest.

     Federal Deposit Insurance Corporation. Pursuant to the requirements of the Federal Deposit Insurance Act, the FDIC's approval of the Bank Merger must be obtained. The FDIC is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the FDIC is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly out-weighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The FDIC is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

     The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15-30 days following the FDIC's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     The Agreement provides that the obligation of each of BancGroup and Fort Brooke to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals, including the approval of the Federal Reserve and the Florida Department. There can be no assurance that the Federal Reserve or the Florida Department will approve BancGroup's applications to acquire Fort Brooke, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Agreement contains certain restrictions on the conduct of the business of Fort Brooke pending consummation of the Merger. The Agreement prohibits Fort Brooke from taking any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by the parties, without the prior written approval of BancGroup:

          (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of Fort Brooke Common Stock issued upon the exercise of Fort Brooke Options;

          (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

          (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities, except that Fort Brooke may pay a cash dividend to its shareholders for the fourth quarter of 1996 and the first quarter of 1997. Each of those dividends shall be equal to $Dividend X .88732 where "$Dividend" equals the per share cash dividend paid by BancGroup for the quarter in question;

          (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

          (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

          (vii) Waiving any rights of value which in the aggregate are material;

          (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

          (xii) Entering into any other material transaction other than in the ordinary course of business.

     The Agreement provides that prior to the Effective Date, no director or officer of Fort Brooke or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of Fort Brooke or its subsidiaries.

     The Agreement also provides that (i) Fort Brooke will consult with BancGroup respecting loan requests in excess of $2,000,000 that are not single-family residential loan requests and respecting other loan requests outside the normal course of business, and (ii) Fort Brooke will consult with BancGroup respecting business issues that Fort Brooke believes should be brought to the attention of BancGroup.

COMMITMENTS WITH RESPECT TO OTHER OFFERS

     Until the termination of the Agreement, neither Fort Brooke nor any of its directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, Fort Brooke or any business combination involving Fort Brooke other than as contemplated by the Agreement. Fort Brooke will notify BancGroup immediately if any such inquiries or proposals are received by Fort Brooke, if any such information is requested from Fort Brooke, or if any such negotiations or discussions are sought to be initiated with Fort Brooke. Fort Brooke shall instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above.

INDEMNIFICATION

     BancGroup has agreed to indemnify present and former directors and officers of Fort Brooke and the Bank against liabilities arising out of actions or omissions occurring at or prior to the Effective Date to the extent provided in the Florida Business Corporation Act and Fort Brooke's Articles of Incorporation and Bylaws.

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of Fort Brooke Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. Pursuant to Section 607.1320 of the FBCA, a Fort Brooke shareholder who does not wish to accept the shares of BancGroup Common Stock to be received pursuant to the terms of the Agreement may dissent from the Merger and elect to receive the fair value of his shares as of the day prior to the date the Merger is approved by Fort Brooke shareholders.

     In order to exercise appraisal rights, a dissenting shareholder of Fort Brooke (a "Dissenting Shareholder") must fully comply with the statutory procedures of Sections 607.1320, 607.1301 and 607.1302 of the FBCA, which are summarized below. Such Sections are attached hereto as Appendix C. Shareholders of Fort Brooke are urged to read such Sections in their entirety and to consult with their legal advisors. Each shareholder of Fort Brooke who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard may cause a forfeiture of any appraisal rights.

     To exercise appraisal rights,

     1. A Dissenting Shareholder must file with Fort Brooke, prior to the taking of the vote on the Merger, a written notice of intent to demand payment for his or her shares if the Merger is effectuated. A vote against the Merger will not alone be deemed to be the written notice of intent to demand payment. A Dissenting Shareholder need not vote against the Merger, but cannot vote for the Merger.

     2. Within ten days after the vote on the Merger is taken, Fort Brooke must give written notice of the authorization of the Merger, if obtained, to each Fort Brooke shareholder who filed notice of intent to demand payment for his shares. WITHIN TWENTY DAYS AFTER THE GIVING OF THE FOREGOING NOTICE BY FORT BROOKE, EACH DISSENTING SHAREHOLDER MUST FILE WITH FORT BROOKE A NOTICE OF ELECTION TO DISSENT, STATING HIS OR HER NAME AND ADDRESS, THE NUMBER OF CLASSES AND SERIES OF SHARES AS TO WHICH HE OR SHE DISSENTS AND A DEMAND FOR PAYMENT OF THE FAIR VALUE OF HIS OR HER SHARES. ANY DISSENTING SHAREHOLDER FAILING TO FILE SUCH ELECTION WITHIN THE PERIOD WILL LOSE HIS OR HER APPRAISAL RIGHTS AND
        BE BOUND BY THE TERMS OF THE MERGER. A Dissenting Shareholder filing an election to dissent must also deposit the certificate(s) representing his or her shares with Fort Brooke simultaneously with the filing of the election.

     3. Upon filing a notice of election to dissent, a Dissenting Shareholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of FBCA and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the Dissenting Shareholder at any time before an offer is made by Fort Brooke to pay for shares. Upon such withdrawal, the right of the Dissenting Shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

     4. Within ten days after the expiration of the period in which a Dissenting Shareholder may file notice of election to dissent, or within ten days after the Effective Date of the Merger, whichever is later (but in no event later than ninety days after the Merger is approved), Fort Brooke (or BancGroup after the Effective Date) must make a written offer to each Dissenting Shareholder who has made demand for appraisal for his or her shares at a price deemed by Fort Brooke to be the fair value thereof.

     5. If, within thirty days after the making of such offer, the Dissenting Shareholder accepts the offer, payment for the shares of the Dissenting Shareholder is to be made within ninety days after the making of such offer or the effective date of the Merger, whichever is later. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such shares.

     6. If Fort Brooke (or BancGroup, if appropriate) fails to make such offer within the period specified above or if it makes an offer and a Dissenting Shareholder fails to accept the same within a period of 30 days thereafter, then Fort Brooke, within 30 days after receipt of written demand from any Dissenting Shareholder given within 60 days after the date on which the Merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Dade County requesting that the fair value of such shares be determined by the Court.

     7. If Fort Brooke fails to institute such proceeding within the above-prescribed period, any Dissenting Shareholder may do so in the name of Fort Brooke. A copy of the initial pleading will be served on each Dissenting Shareholder. Fort Brooke is required to pay each Dissenting Shareholder the amount found to be due within ten days after final determination of the proceedings. The judgment of the court is payable only upon and concurrently with the surrender to Fort Brooke of the certificate(s) representing the shares. Upon payment of the judgment, the Dissenting Shareholder ceases to have any interest in such shares.

     8. The costs and expenses of the court proceeding are determined by the court and will be assessed against Fort Brooke (or BancGroup, if appropriate) except that all or any part of such costs and expenses may be apportioned and assessed against any Dissenting Shareholders who are parties to the proceeding and to whom Fort Brooke has made an offer to pay for their shares, if the court finds their refusal to accept such offer to have been arbitrary, vexatious or not in good faith. Expenses include reasonable compensation for, and expenses of, appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the value of the shares, as determined by the court, materially exceeds the amount that Fort Brooke offered to pay for the shares then the court may, in its discretion, award to any Dissenting Shareholder who is a party to the proceedings, such sum as the court may determine to be reasonable compensation to any expert(s) employed by the Dissenting Shareholder in the proceeding.

     Successful assertion by Fort Brooke shareholders of their dissenters' appraisal rights is dependent upon compliance with the requirements described above. Non-compliance with any provision may result in a failure to perfect those rights and the loss of any opportunity to receive payment for shares pursuant to an appraisal.

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTER'S APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

RESALE OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     The issuance of the shares of BancGroup Common Stock pursuant to the Merger (including any shares to be issued pursuant to Fort Brooke Options) has been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of Fort Brooke who are not "affiliates" of Fort Brooke (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup Common Stock which they receive in connection with the Merger. Under the Securities Act, affiliates of Fort Brooke are subject to restrictions on the resale of the BancGroup Common Stock which they receive in the Merger.

     The BancGroup Common Stock received by affiliates of Fort Brooke who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective Registration Statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup Common Stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup Common Stock or the average weekly trading volume in BancGroup Common Stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former Fort Brooke affiliate has held the BancGroup Common Stock for at least two years. BancGroup Common Stock held by affiliates of Fort Brooke who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

     Fort Brooke will provide BancGroup with such information as may be reasonably necessary to determine the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of Fort Brooke. Fort Brooke will also obtain from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup Common Stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. Receipt of such an undertaking is a condition to BancGroup's obligation to close the Merger. If such undertakings are not received and BancGroup waives receipt of such condition, the certificates for the shares of BancGroup Common Stock to be issued to such person will contain an appropriate restrictive legend and appropriate stock transfer orders will be given to BancGroup's stock transfer agent.

ACCOUNTING TREATMENT

     BancGroup will account for the Merger as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of Fort Brooke Common Stock acquired for cash pursuant to the exercise of dissenters' rights or in lieu of fractional shares not exceed 10% of the outstanding shares of Fort Brooke Common Stock. Under this accounting treatment, assets and liabilities of Fort Brooke would be added to those of BancGroup at their recorded book values, and the shareholders' equity of the two companies would be combined in BancGroup's consolidated balance sheet. Financial statements of BancGroup issued after the Effective Date of the Merger will be restated to reflect the consolidated operations of BancGroup and Fort Brooke as if the Merger had taken place prior to the periods covered by the financial statements.

NYSE REPORTING OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     Sales of BancGroup Common Stock to be issued in the Merger in exchange for Fort Brooke Common Stock will be reported on the NYSE.

TREATMENT OF FORT BROOKE OPTIONS

     ASSUMPTION OF OPTIONS. As of the date of this Prospectus, the Bank had granted options (the "Fort Brooke Options"), subsequently assumed by Fort Brooke, which entitle the holders thereof to acquire up to 59,875 shares of Fort Brooke Common Stock. On the Effective Date, BancGroup shall assume all Fort Brooke Options outstanding, and each such option shall represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Fort Brooke Options except as specified below. The registration statement registering the shares of BancGroup Common Stock issued pursuant to the Merger also registers the shares of BancGroup Common Stock to be issued upon the exercise of the Fort Brooke Options assumed by BancGroup. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Fort Brooke Common Stock subject to such Fort Brooke Options multiplied by the Exchange Ratio, provided that no fraction of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Fort Brooke Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Fort Brooke Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. For these purposes, the "Exchange Ratio" shall mean the result obtained by dividing $31.50 by the Market Value, provided, an appropriate adjustment will be made for the BancGroup stock split described at "Conversion of Fort Brooke Common Stock."

     The Fort Brooke Options are issuable pursuant to the Fort Brooke Bank Nonqualified Stock Option Plan, subsequently assumed by Fort Brooke (the "Option Plan").

     The Option Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the Employee Retirement Income Security Act of 1974. Fort Brooke Options are not transferrable except under the laws of descent and distribution.

     PURPOSE OF THE OPTION PLAN. The purpose of the Option Plan is to assist Fort Brooke in retaining the employment of valued employees and directors by offering them a greater stake in Fort Brooke's and the Bank's success and a closer identity with them, and to aid in obtaining the services of individuals whose employment would be helpful to the Bank and would contribute to its success. BancGroup believes that its assumption of the Fort Brooke Options will be consistent with this purpose. No further options will be granted under the Option Plan after the Merger. A total of 24 persons currently hold Fort Brooke Options.

     TAX CONSEQUENCES -- NONQUALIFIED OPTIONS. The Fort Brooke Options are not "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended. Thus, upon the exercise of such an option, ordinary income will result to the grantee equal to the difference between the price of the option and the fair market value of the stock subject to the option at the date of exercise. BancGroup, however, will be entitled to a tax deduction equal to the amount of ordinary income accruing to the optionee.

     The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. Option holders should contact their own professional tax advisors for advice concerning their particular tax situation and any changes in the tax law since the date of this Prospectus.

     ADMINISTRATION. The shares of stock to be delivered upon the exercise of Fort Brooke Options granted under the Option Plan shall be made available, after the Merger, from the authorized but unissued shares of BancGroup's Common Stock.

     The Option Plan is to be administered, after the Merger, by the Personnel and Compensation Committee (the "Committee") of the Board of Directors of BancGroup. All members of the Committee are directors of BancGroup. The Chairman of the Committee, John C. H. Miller, Jr., receives employee-related compensation from BancGroup and holds options under BancGroup's stock option plans. Mr. Miller is a member of a law firm that performs legal services for BancGroup. See "LEGAL OPINIONS." Another member of the Committee, Jack H. Rainer, is Chairman of Bankers Credit Life Insurance Company, which provides credit life insurance on certain loans made by Colonial Bank, BancGroup's Alabama bank subsidiary. The members of the Committee serve at the pleasure of the Board of Directors of BancGroup. The Committee shall interpret the Option Plan and resolve questions presented by holders of options under the Option Plan. Requests for information or questions about the Option Plan should be directed to BancGroup's Corporate Secretary, at the offices of BancGroup, Post Office Box 1108, One Commerce Street, Montgomery, Alabama 36102, telephone: (334) 240-5000.

     EXERCISE OF OPTIONS. After a Fort Brooke Option becomes exercisable in accordance with its terms, it may be exercised by the holder by giving written notice to BancGroup on a form provided by BancGroup and by paying to BancGroup in cash the exercise price of the shares to be acquired under the option. Payment may be made to BancGroup by cash, check, bank draft, or money order, or, if the Committee agrees in a particular instance, by delivering BancGroup stock already owned by the option holder.

     AMENDMENT AND OTHER MATTERS. BancGroup's Board of Directors may at any time amend the Option Plan, except that no amendment may make any change in any option already granted which would adversely affect the rights of any participant.

     It is not anticipated that BancGroup will make any reports to option holders regarding the amount or status of Fort Brooke Options held. Option holders may obtain such information from BancGroup at the address given above.

     The shares subject to options will be obtained by BancGroup from authorized but unissued shares. BancGroup has reserved sufficient authorized but unissued shares for issuance pursuant to options under the Option Plan and does not anticipate acquiring any shares in the open market for such purposes.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

BANCGROUP

     BancGroup Common Stock is listed for trading on the NYSE. The Common Stock was first listed on the NYSE on February 24, 1995. Prior to February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. The Class B was not publicly traded. The Class A Common Stock was traded in the over-the-counter market and quoted on the NASDAQ National Market System. The BancGroup Class A Common Stock had more limited voting rights than the BancGroup Class B Common Stock. The Class A and Class B Common Stock were reclassified into one class of Common Stock on February 21, 1995, and the Class A Common Stock ceased to be quoted on NASDAQ on February 24, 1995.

     The following table shows the dividends paid per share and indicates the high and low closing prices for the BancGroup Class A Common Stock as reported by the NASDAQ National Market System up to February 24, 1995, and the same information reported by the NYSE for the BancGroup Common Stock commencing February 24, 1995.

                                                                 PRICE AND
                                                              DIVIDENDS PAID
                                                              ---------------     DIVIDENDS
                                                               HIGH      LOW     (PER SHARE)
                                                              ------    -----    -----------
1995
  1st Quarter...............................................  23 5/8    19 1/2   0.225
  2nd Quarter...............................................  27 1/2    23 1/8   0.225
  3rd Quarter...............................................  29 7/8    27 1/2   0.225
  4th Quarter...............................................  32 7/8    28 1/2   0.225
1996
  1st Quarter...............................................  36 1/2    30       0.27
  2nd Quarter...............................................  36 1/8    31 1/4   0.27
  3rd Quarter...............................................  35 7/8    31 1/4   0.27
  4th Quarter...............................................  40 1/4    34 3/4   0.27
1997
  1st Quarter (through January 31, 1997)....................  41 5/8    37 3/8   0.30

     On September 23, 1996, the business day immediately prior to the public announcement of the Merger, the closing price as reported on the NYSE of the BancGroup Common Stock was $34 3/4 per share.

     At September 30, 1996, BancGroup's subsidiaries accounted for approximately 98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from its subsidiaries. Various statutory provisions and regulatory policies limit the amount of dividends the subsidiary banks may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary banks to make loans to BancGroup, and regulatory policies may also restrict such dividends.

FORT BROOKE

     None of the shares of Fort Brooke Common Stock, nor shares of the Bank's common stock prior to the formation of the Bank's holding company, have been listed for trading on any exchange or quoted on any NASDAQ system, nor has any licensed securities broker in the past made, or indicated an expectation in the future to make, a market in Fort Brooke's outstanding securities. Prior trading transactions have therefore been infrequent and principally negotiated privately between the purchaser and seller. During the past two years, management is aware that shares have traded at prices ranging from $15.00 to $20.00 and the most recent sale occurred in August, 1996 when 200 shares were sold at $19.50 per share. Fort Brooke paid cash dividends in the amounts of $.25 per share for the first quarter of 1996 and $.2396 per share for the fourth quarter of 1996. The Bank did not pay cash dividends in 1995 or 1996 prior to the formation of Fort Brooke.

     At December 31, 1996, the Bank accounted for approximately 100% of Fort Brooke's consolidated assets and income, the latter by way of dividends declared and paid with respect to the Bank's capital stock owned by Fort Brooke.

     The Agreement limits Fort Brooke's ability to pay dividends prior to the Effective Date to two dividend payments that are comparable to dividends paid by BancGroup. See "THE MERGER -- Conduct of Business Pending the Merger."

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

     BancGroup's authorized capital stock consists of 44,000,000 shares of BancGroup Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of January 10, 1997, there were issued and outstanding a total of 18,797,859 shares of BancGroup Common Stock. No shares of Preference Stock are issued and outstanding. BancGroup issued in 1986 $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $7,179,200 were outstanding as of December 31, 1996 and convertible at any time into 256,400 shares of BancGroup Common Stock, subject to adjustment. There are 979,088 shares of BancGroup Common Stock subject to issue upon exercise of options under BancGroup's stock option plans. In addition to BancGroup Common Stock to be issued in the Merger, BancGroup will issue additional shares of its Common Stock in pending acquisitions. See "BUSINESS OF BANCGROUP -- Proposed Affiliate Banks."

     On January 15, 1997, BancGroup announced that its Board of Directors had declared a two for one split of BancGroup's Common Stock to be effected in the form of a 100% stock dividend. Stockholders of record of BancGroup Common Stock will receive one share of BancGroup Common Stock for each share they hold as of February 4, 1997. The additional shares will be distributed pursuant to the stock split on February 11, 1997.

     The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "Certificate"), as amended, and bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BANCGROUP COMMON STOCK

     Dividends. Subject to the rights of holders of BancGroup's Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

     Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the stockholders.

     Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

     Issuance of Stock. The BancGroup Certificate authorizes the BancGroup Board to issue authorized shares of BancGroup Common Stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

     Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

PREFERENCE STOCK

     BancGroup's Preference Stock may be issued from time to time as a class without series, or if so determined by the BancGroup Board of Directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of BancGroup Preference Stock (or of the entire class of BancGroup Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the BancGroup Board of Directors. BancGroup Preference Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the BancGroup Board.

1986 DEBENTURES

     BancGroup issued in 1986 its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and SunTrust Bank, Atlanta, Georgia, as trustee.

     The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $28 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, a total of 256,400 shares of such BancGroup Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal to 100% of the face amount of the 1986 Debentures plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include (i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, and (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures.

     At September 30, 1996, BancGroup's Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $708 million. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowings with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting Senior Indebtedness. The 1986 Indenture does not limit the amount of Senior Indebtedness which BancGroup may incur, nor does such indenture prohibit BancGroup from creating liens on its property for any purpose.

CHANGES IN CONTROL

     Certain provisions of the BancGroup Certificate and bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue BancGroup Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the BancGroup Board to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preference Stock." In addition, the power of BancGroup's Board to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

     Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 19 directors of BancGroup. This provision of BancGroup's Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

     Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and President of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. As of January 10, 1997, the Board of Directors of BancGroup owned approximately 10.95% of the outstanding shares of BancGroup Common Stock.

     Board Evaluation of Mergers. BancGroup's Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

     Director Authority. BancGroup's Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board to act by majority vote.

     Bylaw Provisions. BancGroup's bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

     Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the BancGroup Board has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the BancGroup Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding stock of BancGroup (excluding BancGroup stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of BancGroup's Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than BancGroup's Certificate.

     Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     If the Merger is consummated, all shareholders of Fort Brooke will become holders of BancGroup Common Stock. The rights of the holders of the Fort Brooke Common Stock who become holders of the BancGroup Common Stock following the Merger will be governed by BancGroup's Certificate and bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

     The following summary compares the rights of the shareholders of Fort Brooke Common Stock with the rights of the holders of the BancGroup Common Stock. For a more complete description of the rights of the holders of BancGroup Common Stock, see "BANCGROUP CAPITAL STOCK AND DEBENTURES."

     The following information is qualified in its entirety by BancGroup's Certificate and bylaws, and Fort Brooke's Articles of Incorporation and bylaws, the Delaware General Corporation Law (the "Delaware GCL") and the Florida Business Corporation Act ("FBCA").

DIRECTOR ELECTIONS

     Fort Brooke. Fort Brooke's directors are elected annually. Shareholders may not cumulate votes in connection with such election (nor for any other purpose).

     BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control -- Classified Board."

REMOVAL OF DIRECTORS

     Fort Brooke. Fort Brooke's bylaws provide for the removal of a director, with or without cause, upon the affirmative vote of holders of not less than a majority of the total voting power of all outstanding shares of voting stock.

     BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

VOTING

     Fort Brooke. Each holder of Fort Brooke Common Stock is entitled to cast one vote for each share held on each issue with respect to which a shareholder vote is authorized, but may not cumulate votes for the election of directors or for any other purpose.

     BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     Fort Brooke. Holders of Fort Brooke Common Stock have no preemptive rights to subscribe for additional shares on a pro rata or other basis when and if shares are offered for sale by Fort Brooke.

     BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

     Fort Brooke. Section 607.0831 of the FBCA provides that a director of Fort Brooke will not be personally liable for monetary damages to Fort Brooke or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction in which the director derived an improper personal benefit, (3) a payment of certain unlawful dividends and distributions, (4) in a proceeding by or in the right of Fort Brooke to procure judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of Fort Brooke, or willful misconduct, or (5) in a proceeding by or in the right of someone other than Fort Brooke or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of Fort Brooke of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to Fort Brooke and its shareholders, and it would not affect the availability of injunctive and other equitable relief as a remedy.

     BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     Fort Brooke. Under Section 607.0850 of the FBCA, the directors and officers of Fort Brooke may be indemnified against certain liabilities which they may incur in their capacity as officers and directors. Such indemnification is generally available if the executive acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Fort Brooke, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification may also be available unless a court of competent jurisdiction establishes by final adjudication that the actions or omissions of the executive are material to the cause of action so adjudicated and constituted: (a) a violation of the criminal law, unless the executive had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(b) a transaction from which the executive derived an improper personal benefit; or (c) willful misconduct or conscious disregard for the best interest of Fort Brooke in a proceeding by or in the right of Fort Brooke to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Fort Brooke's Articles of Incorporation require Fort Brooke to indemnify its officers and directors to the full extent permitted by the statute. Further, to the extent that the proposed indemnitee is successful on the merits or otherwise in the defense of any action, suit or proceeding (or any claim, issue or matter therein) he or she must be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with such proceeding.

     Fort Brooke maintains a directors' and officers' insurance policy pursuant to which officers and directors of Fort Brooke would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses. The Merger Agreement requires BancGroup, subject to certain conditions, to maintain such policy in effect for four years after the Effective Date with respect to claims arising from facts or events which occurred before the Effective Date.

     BancGroup. Section 145 of the Delaware GCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the Delaware GCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the Delaware GCL.

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION WITHOUT A MEETING

     Fort Brooke. Fort Brooke's bylaws authorize a special shareholder meeting to be called by the board of directors, the chairman of the board or Fort Brooke's chief executive officer. Section 607.0702 of the FBCA separately authorizes such a call by the holders of not less than ten percent of the total voting power of all outstanding shares of voting stock.

     Section 607.0704 of the FBCA permits any action required or permitted by the FBCA to be taken at an annual or special meeting of stockholders to be taken instead without meeting by written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     Fort Brooke. The FBCA provides that mergers and sales of substantially all of the property of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon. The FBCA also provides, however, that the shareholders of a corporation surviving a merger need not approve the transaction if: (a) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, and
(b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the merger.

     BancGroup. The Delaware GCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The Delaware GCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BANCGROUP CAPITAL STOCK AND
DEBENTURES -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Antitakeover Statutes" for a description of additional restrictions on business combination transactions.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Fort Brooke. Section 607.1002 of the FBCA permits the Board of Directors to amend the Articles of Incorporation in certain minor respects without stockholder action, but Section 607.1003 requires most amendments to be adopted by the stockholders upon recommendation of the Board of Directors. Unless the FBCA requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present.

     Section 607.1020 of the FBCA permits the Board of Directors to amend or repeal the bylaws unless the FBCA or the stockholders provide otherwise. The stockholders entitled to vote have concurrent power to amend or repeal the bylaws.

     BancGroup. Under the Delaware GCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "supermajority" stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors,
(ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control."

     As is permitted by the Delaware GCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup bylaws.

RIGHTS OF DISSENTING STOCKHOLDERS

     Fort Brooke. Holders of Fort Brooke Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. For a description of such appraisal rights, see "THE MERGER -- Rights of Dissenting Stockholders."

     BancGroup. Under the Delaware GCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the NASDAQ National Market System, or held of record by more than 2,000 stockholders (as is BancGroup Common Stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders,
(c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

PREFERRED STOCK

     Fort Brooke. Fort Brooke's Articles of Incorporation do not authorize the issuance of shares of capital stock other than common voting shares.

     BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the BancGroup Board of Directors. Currently, no shares of

Preference Stock are issued and outstanding. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Preference Stock."

EFFECT OF THE MERGER ON FORT BROOKE SHAREHOLDERS

     As of January 20, 1997, Fort Brooke had 638 registered shareholders of record and 990,553 outstanding shares of Fort Brooke Common Stock. As of January 10, 1997, BancGroup had 18,797,859 shares of BancGroup Common Stock outstanding with 5,747 stockholders of record.

     Assuming no exercises of Fort Brooke Options at the Effective Date, a Market Value of BancGroup Common Stock of $38.8125, calculated as of January 10, 1997, and prior to giving effect to the stock split for BancGroup Common Stock, an aggregate amount of 803,927 shares of BancGroup Common Stock would be issued to the shareholders of Fort Brooke pursuant to the Merger. These shares would represent approximately 4.1% of the total shares of BancGroup Common Stock outstanding after the Merger, not counting any shares of BancGroup Common Stock to be issued in other pending acquisitions.

     The issuance of the BancGroup Common Stock pursuant to the Merger will reduce the percentage interest of the BancGroup Common Stock currently held by each principal stockholder and each director and officer of BancGroup. As a group, the directors and officers of BancGroup who own approximately 10.95% of BancGroup's outstanding shares would own approximately 10.52% after the Merger. See "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders."

                  THE COLONIAL BANCGROUP INC. AND SUBSIDIARIES

             CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED)
                                 (IN THOUSANDS)

    The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of September 30, 1996, (ii) the combined presentation of the condensed consolidated statements of condition of completed combinations: Tomoka Bancorp, Inc. ("Tomoka"), Jefferson Bancorp, Inc. ("Jefferson") and First Family Financial Corporation ("First Family"), ("completed business combinations") as of September 30, 1996, (iii) the condensed consolidated statement of condition of Fort Brooke Bancorporation and subsidiary ("Fort Brooke"), as of September 30, 1996, (iv) the combined presentation of the condensed consolidated statements of condition of other probable combinations with BancGroup: D/W Bankshares, Inc. ("Bankshares") and Shamrock Holding, Inc. ("Shamrock"), ("other probable business combinations") as of September 30, 1996, (v) adjustments to give effect to the proposed and completed purchase method combinations with Shamrock and First Family, respectively and the proposed and completed pooling-of-interests method business combinations with Fort Brooke and Bankshares, and Tomoka and Jefferson, respectively, (vi) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on September 30, 1996.

    These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries, incorporated by reference herein and Fort Brooke, included elsewhere herein. The pro forma information provided below may not be indicative of future results.

                                                                  SEPTEMBER 30, 1996
                             --------------------------------------------------------------------------------------------
                              CONSOLIDATED      COMPLETED
                                COLONIAL         BUSINESS     ADJUSTMENTS/     FORT BROOKE     ADJUSTMENTS/
                             BANCGROUP, INC.   COMBINATIONS   (DEDUCTIONS)    BANCORPORATION   (DEDUCTIONS)     SUBTOTAL
                             ---------------   ------------   ------------    --------------   ------------    ----------
                                                                (DOLLARS IN THOUSANDS)
Assets:
Cash and due from banks....    $  150,320        $ 13,676       $ (6,404)(3)     $  8,091                      $  165,683
Interest-bearing
 deposits..................         4,977           5,677                           3,209                          13,863
Federal funds sold.........                         3,625                                                           3,625
Securities available for
 sale......................       289,378         117,512                          21,228                         428,118
Investment securities......       297,397          56,368         (1,600)(3)       18,387                         370,552
Mortgage loans held for
 sale......................       161,864           1,411                                                         163,275
Loans, net of unearned
 income....................     3,570,490         472,437                         133,641                       4,176,568
Less: Allowance for
 possible loan loss........       (45,098)         (3,706)                         (1,877)                        (50,681)
                               ----------        --------       --------         --------        --------      ----------
Loans, net.................     3,525,392         468,731                         131,764                       4,125,887
Premises and equipment,
 net.......................        76,620           9,408            900(3)         5,201                          92,129
Excess of cost over
 tangible and intangible
 assets acquired, net......        30,624                          6,014(3)                                        36,638
Purchased mortgage service
 rights....................        95,076                                                                          95,076
Other real estate owned....         9,246             642                           1,398                          11,286
Accrued interest and other
 assets....................        72,630          23,682            742(3)         3,318                         102,185
                                                                    (150)(3)
                                                                   1,963(2)
                               ----------        --------       --------         --------        --------      ----------
Total Assets...............    $4,713,524        $700,732       $  1,465         $192,596                      $5,608,317
                               ==========        ========       ========         ========        ========      ==========
Liabilities and
 Shareholders' Equity:
Deposits...................    $3,561,923        $607,358                        $173,097                      $4,342,378
FHLB short-term
 borrowings................       580,000          29,069                                                         609,069
Other short-term
 borrowings................       134,918                                             707                         135,625
Subordinated debt..........         7,760                                                                           7,760
Other long-term debt.......        24,605                                                                          24,605
Other liabilities..........        74,401          12,003       $  1,269(3)         2,677                          95,515
                                                                   5,165(2)
                               ----------        --------       --------         --------        --------      ----------
Total liabilities..........     4,383,607         648,430          6,434          176,481                       5,214,952
Common Stock...............        40,742           6,048         (6,043)(1)        7,924          (7,924)(4)      48,641
                                                                      (5)(3)                        2,010(4)
                                                                   5,481(1)
                                                                     408(3)
Additional paid in
 capital...................       172,413          33,599        (30,726)(1)        4,501          (4,501)(4)     218,346
                                                                  (2,873)(3)                       10,415(4)
                                                                  28,989(1)
                                                                   5,996(3)
                                                                     533(3)
Retained earnings..........       118,465          18,342         (5,826)(3)        4,041                         131,820
                                                                  (3,202)(2)
Treasury Stock.............                        (2,299)         2,299(1)
Unearned compensation......          (699)           (659)                                                         (1,358)
Unrealized gain (loss) on
 securities................        (1,004)         (2,729)                           (351)                         (4,084)
                               ----------        --------       --------         --------        --------      ----------
Total equity...............       329,917          52,302         (4,969)          16,115                         393,365
Total liabilities and
 equity....................    $4,713,524        $700,732       $  1,465         $192,596        $             $5,608,317
                               ==========        ========       ========         ========        ========      ==========
Capital Ratios:
 Capital Ratio.............          8.04%                                           9.25%
 Tangible Leverage Ratio...          6.44%                                           8.59%
 Tier One Capital Ratio*...          9.06%                                          11.80%
 Total Capital Ratio*......         10.54%                                          13.05%

                                          SEPTEMBER 30, 1996
                             --------------------------------------------
                             OTHER PROBABLE                     PROFORMA
                                BUSINESS      ADJUSTMENTS/      COMBINED
                              COMBINATIONS    (DEDUCTIONS)       TOTAL
                             --------------   ------------     ----------

Assets:
Cash and due from banks....     $  9,436        $(11,482)(5)   $  163,637
Interest-bearing
 deposits..................                                        13,863
Federal funds sold.........        7,328                           10,953
Securities available for
 sale......................       57,369                          485,487
Investment securities......        6,959                          377,511
Mortgage loans held for
 sale......................                                       163,275
Loans, net of unearned
 income....................       95,678                        4,272,246
Less: Allowance for
 possible loan loss........       (1,524)                         (52,205)
                                --------        --------       ----------
Loans, net.................       94,154                        4,220,041
Premises and equipment,
 net.......................        5,129             (90)(5)       97,168
Excess of cost over
 tangible and intangible
 assets acquired, net......          116           3,319(5)        40,073
Purchased mortgage service
 rights....................                                        95,076
Other real estate owned....           29                           11,315
Accrued interest and other
 assets....................        2,665              61(5)       104,911

                                --------        --------       ----------
Total Assets...............     $183,185        $ (8,192)      $5,783,310
                                ========        ========       ==========
Liabilities and
 Shareholders' Equity:
Deposits...................     $160,350                       $4,502,728
FHLB short-term
 borrowings................                                       609,069
Other short-term
 borrowings................                                       135,625
Subordinated debt..........        1,425                            9,185
Other long-term debt.......                                        24,605
Other liabilities..........        2,206              85(5)        97,806

                                --------        --------       ----------
Total liabilities..........      163,981              85        5,379,018
Common Stock...............          747             (46)(5)       49,912
                                                    (701)(6)
                                                   1,271(6)

Additional paid in
 capital...................        6,249            (599)(5)      223,426
                                                  (5,650)(6)
                                                   5,080(6)

Retained earnings..........       12,628          (7,989)(5)      136,459

Treasury Stock.............
Unearned compensation......                                        (1,358)
Unrealized gain (loss) on
 securities................         (420)            357(5)        (4,147)
                                --------        --------       ----------
Total equity...............       19,204          (8,277)         404,292
Total liabilities and
 equity....................     $183,185        $ (8,192)      $5,783,310
                                ========        ========       ==========
Capital Ratios:
 Capital Ratio.............                                          7.95%
 Tangible Leverage Ratio...                                          6.52%
 Tier One Capital Ratio*...                                          8.98%
 Total Capital Ratio*......                                         10.45%

---------------

* Based on risk weighted assets

COMPLETED COMBINATIONS
     (pooling of interests)

(1) To record the issuance of 2,192,323 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Tomoka and Jefferson:

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
  Tomoka outstanding shares.................................     410,913
  Conversion ratio, determined as follows:
     $32/$39.6938 per share, the 20-day average market value
       of BancGroup Common Stock on the fifth day prior to
       January 2, 1997......................................      0.8062
                                                               ---------
  BancGroup shares to be issued.............................                    331,267
  Jefferson outstanding shares..............................   3,791,040
  Conversion ratio, determined as follows:
     $18.90/$38.50 per share, the maximum market value per
       the merger agreement, as compared to the 10-day
       average market value of BancGroup Common Stock on
       January 2, 1997......................................      0.4909
                                                               ---------
  BancGroup shares to be issued.............................                  1,861,056
  Par value of 2,192,323 shares issued at $2.50 per share...                 $    5,481
  Shares issued at par value................................   $   5,481
  Total capital stock of Tomoka and Jefferson...............      34,470
  Excess recorded as an increase to contributed capital.....                     28,989
                                                                             ----------
                                                                                 34,470

To eliminate Tomoka and Jefferson capital stock:
  Common stock, at par value................................                     (6,043)
  Contributed capital.......................................                    (30,726)
  Treasury stock............................................                      2,299
                                                                             ----------
                                                                                (34,470)
          Net change in equity..............................                 $        0
                                                                             ==========

(2) To record nonrecurring charges expected to result from the proposed pooling of interests combination with Jefferson:

Accrual of severance pay....................................    $ 4,325
Accrual of discretionary bonus..............................        840
                                                                -------
  Total accrual adjustments.................................      5,165
Deferred tax................................................     (1,963)
                                                                -------
Net charge to retained earnings.............................    $ 3,202
                                                                =======

     (purchase method)

(3) To assign the amount by which the estimated value of BancGroup's investment in First Family is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in First Family by the issuance of 163,309 shares of BancGroup Common Stock and $6,403,750 in cash for all of the outstanding 545,000 shares of First Family as follows:

    Equity in carrying value of net assets of First Family...................    $ 8,704
    Adjustments to state assets at fair value:
      Write-up of fixed assets...............................................        900
      Write-down securities held to maturity.................................     (1,600)
      Other..................................................................       (150)
    Acquisition accruals:
      Severance pay..........................................................     (1,013)
      Other legal, accounting, and professional..............................       (256)
    Tax effect of purchase adjustments.......................................        742
    Goodwill.................................................................      6,014
                                                                                 -------
    Total adjustments........................................................      4,637
    Adjusted equity in carrying value of net assets..........................    $13,341
                                                                                 =======
    Allocated as follows:
    Par Value of 163,309 shares issued for all outstanding shares of First
      Family.................................................................    $   408
    Estimated amount in excess of par value of 163,309 shares of BancGroup
      Common Stock issued for First Family outstanding shares at an assumed market value of $39.2125 per share (10 day average at January 8, 1997
      (date of closing)).....................................................      5,996
    Stock options to be assumed by BancGroup.................................        533
    Cash of $11.75 per share paid to First Family shareholders...............      6,404
                                                                                 -------
    Total purchase price.....................................................    $13,341
                                                                                 =======

FORT BROOKE BANCORPORATION
     (pooling of interests)

(4) To record the issuance of 803,927 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Fort Brooke:

      Fort Brooke outstanding shares...............................    990,553
      Conversion ratio, determined as follows:
         $31.50/$38.8125 per share, 10-day average market value of
           BancGroup Common Stock on January 10, 1997..............     0.8116
                                                                       -------
      BancGroup shares to be issued................................                  803,927
    Par value of 803,927 shares issued at $2.50 per share..........                  $ 2,010
    Shares issued at par value.....................................    $ 2,010
    Total capital stock of Fort Brooke.............................     12,425
      Excess recorded as an increase in contributed capital........                   10,415
                                                                                     -------
                                                                                      12,425
    To eliminate Fort Brooke capital stock:
      Common stock, at par value...................................                   (7,924)
      Contributed capital..........................................                   (4,501)
                                                                                     -------
                                                                                     (12,425)
                                                                                     -------
           Net change in equity....................................                  $     0
                                                                                     =======

OTHER PROBABLE COMBINATIONS
     (purchase method)

(5) To assign the amount by which the estimated value of BancGroup's investment in Shamrock is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in Shamrock by the payment of approximately $11,482,000 for all of the outstanding shares of Shamrock as follows:

Equity in carrying value of net assets of Shamrock..........  $ 8,277
Adjustments to state at fair market value:
  Write-down software.......................................      (90)
Acquisition Accruals
  Main-frame computer software..............................      (36)
  Bankpro host software.....................................       (9)
  Other legal & professional................................      (40)
Tax effect of purchase adjustments..........................       61
Goodwill....................................................    3,319
                                                              -------
                                                                3,205
Adjusted equity in carrying value of net assets.............  $11,482
                                                              =======
Total adjustments
Allocated as follows:
Cash of $376.79 per share paid to Shamrock shareholders.....   11,482
                                                              -------
Total purchase price........................................  $11,482
                                                              =======

     (pooling of interests)

(6) To record the issuance of 508,500 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Bankshares (this transaction closed on January 31, 1997):

  Bankshares outstanding shares.............................   700,836
  Conversion ratio, determined as follows:
     $27.39/$37.75 per share, the maximum market value per
       the merger agreement, as compared to the 10-day
       average market value of BancGroup Common Stock on
       January 10, 1997.....................................    0.7256
                                                              --------
  BancGroup shares to be issued.............................               508,500
                                                                          --------
  Par value of 508,500 shares issued at $2.50 per share.....              $  1,271
  Shares issued at par value................................  $  1,271
  Total capital stock of Bankshares.........................     6,351
     Excess recorded as an increase in contributed
       capital..............................................                 5,080
                                                                          --------
                                                                             6,351
To eliminate Bankshares capital stock:
  Common stock, at par value................................                  (701)
  Contributed capital.......................................                (5,650)
                                                                          --------
                                                                            (6,351)
                                                                          --------
          Net change in equity..............................              $      0
                                                                          ========

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

              CONDENSED PRO FORMA STATEMENTS OF INCOME (UNAUDITED)

     The following summaries include (i) the condensed consolidated statements of income of BancGroup on a historical basis for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, (ii) the combined presentation of condensed consolidated statements of income of the completed business combinations for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, (iii) the condensed consolidated statements of income of Fort Brooke for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, (iv) the combined presentation of condensed consolidated statements of income of the other probable business combinations, for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, (v) adjustments to give effect to the proposed and completed purchase method combinations with Shamrock and First Family, respectively and the proposed and completed pooling-of-interests method business combinations with Fort Brooke and Bankshares and Tomoka and Jefferson, respectively, and (vi) the pro forma combined condensed consolidated statements of income of BancGroup and subsidiaries as if such business combinations had occurred on January 1, 1993. Note that for the purchase method combinations, Article 11 of Regulation S-X requires pro forma statements of income to be presented for only the most recent fiscal year and interim period. Accordingly, only the condensed consolidated statements of income for the nine months ended September 30, 1996 and the year ended December 31, 1995 are included in (ii), (iv) and (v) above for First Family and Shamrock.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries, incorporated by reference herein, and the statements of income of Fort Brooke, included elsewhere herein. These pro forma statements exclude the effect of two nonrecurring charges related to Jefferson in the amount of $3.2 million net of tax. The pro forma information provided may not necessarily be indicative of future results.

                                                               NINE MONTHS ENDED SEPTEMBER 30, 1996
                                         --------------------------------------------------------------------------------
                                         CONSOLIDATED     COMPLETED
                                           COLONIAL        BUSINESS      ADJUSTMENTS/       FORT BROOKE      ADJUSTMENTS/
                                          BANCGROUP      COMBINATIONS    (DEDUCTIONS)      BANCORPORATION    (DEDUCTIONS)
                                         ------------    ------------    ------------      --------------    ------------
                                                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income.......................      $257,063         $37,868             $(2)(1)        $10,997
Interest expense......................       132,035          18,363                              4,324
                                          ----------       ---------      ----------          ---------       ----------
Net interest income before provision
 for loan losses......................       125,028          19,505              (2)             6,673
Provision for loan losses.............         6,023             384                                (30)
                                          ----------       ---------      ----------          ---------       ----------
Net interest income after provision
 for loan losses......................       119,005          19,121              (2)             6,703
                                          ----------       ---------      ----------          ---------       ----------
Noninterest income....................        49,854           4,717                              1,131
Noninterest expense...................       107,859          19,272             267(1)           6,009
                                          ----------       ---------      ----------          ---------       ----------
Income before income taxes............        61,000           4,566            (269)             1,825
Income taxes..........................        21,650           1,648             (13)(1)            624
                                          ----------       ---------      ----------          ---------       ----------
Net Income............................      $ 39,350         $ 2,918           $(256)           $ 1,201               $0
                                          ==========       =========      ==========          =========       ==========
Average primary shares outstanding....    16,465,000       4,865,056      (4,865,056)         1,001,305       (1,001,305)
                                                                           2,460,710                             830,999
Average fully-diluted shares
 outstanding..........................    16,754,000       4,871,462      (4,871,462)         1,001,305       (1,001,305)
                                                                           2,465,043                             831,898
Earnings per share:
 Net Income:
   Primary............................         $2.39
   Fully diluted......................         $2.37

                                                   NINE MONTHS ENDED SEPTEMBER 30, 1996
                                         ---------------------------------------------------------
                                                         OTHER
                                                        PROBABLE                         PROFORMA
                                                        BUSINESS      ADJUSTMENTS/       COMBINED
                                         SUBTOTAL     COMBINATIONS    (DEDUCTIONS)        TOTAL
                                        ----------    ------------    ------------      ----------
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Interest income.......................    $305,926        $10,826           $(472)(2)     $316,280
Interest expense......................     154,722          4,975                          159,697
                                        ----------      ---------      ----------       ----------
Net interest income before provision
 for loan losses......................     151,204          5,851            (472)         156,583
Provision for loan losses.............       6,377            313                            6,690
                                        ----------      ---------      ----------       ----------
Net interest income after provision
 for loan losses......................     144,827          5,538            (472)         149,893
                                        ----------      ---------      ----------       ----------
Noninterest income....................      55,702          1,175                           56,877
Noninterest expense...................     133,407          4,013             125(2)       137,545
                                        ----------      ---------      ----------       ----------
Income before income taxes............      67,122          2,700            (597)          69,225
Income taxes..........................      23,909            817            (165)(2)       24,561
                                        ----------      ---------      ----------       ----------
Net Income............................     $43,213         $1,883           $(432)        $ 44,664
                                        ==========      =========      ==========       ==========
Average primary shares outstanding....  19,756,709        700,836        (700,836)      20,286,426
                                                                          529,717
Average fully-diluted shares
 outstanding..........................  20,050,941        700,836        (700,836)      20,628,175
                                                                          577,234
Earnings per share:
 Net Income:
   Primary............................       $2.19                                           $2.20
   Fully diluted......................       $2.17                                           $2.18

                                                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                     ------------------------------------------------------------------------------------------------------
                                                                                                                  OTHER
                     CONSOLIDATED    COMPLETED                                                                   PROBABLE
                       COLONIAL       BUSINESS     ADJUSTMENTS/    FORT BROOKE     ADJUSTMENTS/                  BUSINESS
                      BANCGROUP     COMBINATIONS   (DEDUCTIONS)   BANCORPORATION   (DEDUCTIONS)    SUBTOTAL    COMBINATIONS
                     ------------   ------------   ------------   --------------   ------------   ----------   ------------
                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income....      $206,883       $26,229                        $10,379                      $243,491      $ 7,041
Interest expense...       104,575        11,236                          4,105                       119,916        3,269
                      -----------     ---------      ----------    -----------      -----------   ----------     --------
Net interest income
  before provision
  for loan
  losses...........       102,308        14,993                          6,274                       123,575        3,772
Provision for loan
  losses...........         4,155           265                            478                         4,898          399
                      -----------     ---------      ----------    -----------      -----------   ----------     --------
Net interest income
  after provision
  for loan
  losses...........        98,153        14,728                          5,796                       118,677        3,373
                      -----------     ---------      ----------    -----------      -----------   ----------     --------
Noninterest
  income...........        39,291         3,165                            928                        43,384        1,007
Noninterest
  expense..........        87,049        14,981                          4,756                       106,786        2,649
                      -----------     ---------      ----------    -----------      -----------   ----------     --------
Income before
  income taxes.....        50,395         2,912                          1,968                        55,275        1,731
Income taxes.......        17,963           960                            787                        19,710          628
                      -----------     ---------      ----------    -----------      -----------   ----------     --------
Net Income.........      $ 32,432       $ 1,952     $         0        $ 1,181      $         0     $ 35,565      $ 1,103
                      ===========     =========      ==========    ===========      ===========   ==========     ========
Average primary
  shares
  outstanding......    14,826,000     4,205,941      (4,205,941)     1,005,920       (1,005,920)  17,902,963      700,149
                                                      2,252,833                         824,130
Average
  fully-diluted
  shares
  outstanding......    15,597,000     4,205,941      (4,205,941)     1,005,920       (1,005,920)  18,691,165      700,149
                                                      2,266,762                         827,403
Earnings per share:
  Net Income:
    Primary........         $2.19                                                                      $1.99
    Fully
      diluted......         $2.13                                                                      $1.97


                          NINE MONTHS ENDED
                          SEPTEMBER 30, 1995
                     ---------------------------
                                       PROFORMA
                     ADJUSTMENTS/      COMBINED
                     (DEDUCTIONS)       TOTAL
                     ------------     ----------
                     (DOLLARS IN THOUSANDS EXCEPT
                         PER SHARE AMOUNTS)
Interest income....                     $250,532
Interest expense...                      123,185
                      -----------     ----------
Net interest income
  before provision
  for loan
  losses...........                      127,347
Provision for loan
  losses...........                        5,297
                      -----------     ----------
Net interest income
  after provision
  for loan
  losses...........                      122,050
                      -----------     ----------
Noninterest
  income...........                       44,391
Noninterest
  expense..........                      109,435
                      -----------     ----------
Income before
  income taxes.....                       57,006
Income taxes.......                       20,338
                      -----------     ----------
Net Income.........   $         0       $ 36,668
                      ===========     ==========
Average primary
  shares
  outstanding......      (700,149)    18,428,713
                          525,750
Average
  fully-diluted
  shares
  outstanding......      (700,149)    19,265,803
                          574,638
Earnings per share:
  Net Income:
    Primary........                        $1.99
    Fully
      diluted......                        $1.95

                                                           YEAR ENDED DECEMBER 31, 1995
                        ---------------------------------------------------------------------------------------------------
                                                                                                                  OTHER
                        CONSOLIDATED   COMPLETED                                                                 PROBABLE
                          COLONIAL      BUSINESS    ADJUSTMENTS/      FORT BROOKE    ADJUSTMENTS/                BUSINESS
                         BANCGROUP    COMBINATIONS  (DEDUCTIONS)     BANCORPORATION  (DEDUCTIONS)   SUBTOTAL   COMBINATIONS
                        ------------  ------------  ------------     --------------  ------------  ----------  ------------
                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
   Interest income.....    $287,141       $47,421           $(3)(1)       $13,929                    $348,488     $13,642
   Interest expense....     146,981        22,501                           5,588                     175,070       6,128
                         ----------     ---------    ----------         ---------     ----------   ----------   ---------
   Net interest income
     before provision
     for loan losses...     140,160        24,920            (3)            8,341                     173,418       7,514
   Provision for loan
     losses............       7,350           460                             705                       8,515         880
                         ----------     ---------    ----------         ---------     ----------   ----------   ---------
   Net interest income
     after provision
     for loan losses...     132,810        24,460            (3)            7,636                     164,903       6,634
                         ----------     ---------    ----------         ---------     ----------   ----------   ---------
   Noninterest
     income............      54,391         6,338                           1,266                      61,995       1,508
   Noninterest
     expense...........     122,406        24,838           356(1)          6,129                     153,729       5,278
                         ----------     ---------    ----------         ---------     ----------   ----------   ---------
   Income before income
     taxes.............      64,795         5,960          (359)            2,773                      73,169       2,864
   Income taxes........      23,242         1,957           (17)(1)         1,109                      26,291         917
                         ----------     ---------    ----------         ---------     ----------   ----------   ---------
   Net Income..........    $ 41,553        $4,003         $(342)          $ 1,664     $        0      $46,878     $ 1,947
                         ==========     =========    ==========         =========     ==========   ==========   =========
   Average primary
     shares
     outstanding.......  15,797,000     4,766,071    (4,766,071)        1,005,920     (1,005,920)  19,055,693     745,194
                                                      2,433,370                          825,323                  526,439
   Average fully-
     diluted shares
     outstanding.......  16,667,000     4,766,071    (4,766,071)        1,005,920     (1,005,920)  19,953,952     797,947
                                                      2,456,771                          830,181                  576,242
   Earnings per share:
    Net Income:
     Primary...........       $2.63                                                                     $2.46
     Fully diluted.....       $2.56                                                                     $2.40


                        YEAR ENDED DECEMBER 31, 1995
                        ----------------------------
                                           PROFORMA
                         ADJUSTMENTS/      COMBINED
                         (DEDUCTIONS)       TOTAL
                         ------------     ----------
                         (DOLLARS IN THOUSANDS EXCEPT
                             PER SHARE AMOUNTS)
   Interest income.....       $(630)(2)     $361,500
   Interest expense....                      181,198
                         ----------       ----------
   Net interest income
     before provision
     for loan losses...        (630)         180,302
   Provision for loan
     losses............                        9,395
                         ----------       ----------
   Net interest income
     after provision
     for loan losses...        (630)         170,907
                         ----------       ----------
   Noninterest
     income............                       63,503
   Noninterest
     expense...........         166(2)       159,173
                         ----------       ----------
   Income before income
     taxes.............        (796)          75,237
   Income taxes........        (221)(2)       26,987
                         ----------       ----------
   Net Income..........      $ (575)        $ 48,250
                         ==========       ==========
   Average primary
     shares
     outstanding.......    (745,194)      19,582,132

   Average fully-
     diluted shares
     outstanding.......    (797,947)      20,530,194

   Earnings per share:
    Net Income:
     Primary...........                        $2.46
     Fully diluted.....                        $2.40

                                                          YEAR ENDED DECEMBER 31, 1994
                        ------------------------------------------------------------------------------------------------
                                                                                                               OTHER
                        CONSOLIDATED   COMPLETED                                                              PROBABLE
                          COLONIAL      BUSINESS    ADJUSTMENTS/   FORT BROOKE    ADJUSTMENTS/                BUSINESS
                        BANCGROUP**   COMBINATIONS  (DEDUCTIONS)  BANCORPORATION  (DEDUCTIONS)   SUBTOTAL   COMBINATIONS
                        ------------  ------------  ------------  --------------  ------------  ----------  ------------
                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
   Interest income.....    $211,903       $28,811                     $11,613                     $252,327       $7,136
   Interest expense....      90,902         8,981                       4,504                      104,387        2,958
                        -----------     ---------   -----------      --------       --------    -----------   ---------
   Net interest income
     before provision
     for loan losses...     121,001        19,830                       7,109                      147,940        4,178
   Provision for loan
     losses............       7,506           412                         184                        8,102          234
                        -----------     ---------   -----------      --------       --------    -----------   ---------
   Net interest income
     after provision
     for loan losses...     113,495        19,418                       6,925                      139,838        3,944
                        -----------     ---------   -----------      --------       --------    -----------   ---------
   Noninterest
     income............      47,752         4,823                       1,319                       53,894          732
   Noninterest
     expense...........     115,677        20,050                       7,213                      142,940        3,077
                        -----------     ---------   -----------      --------       --------    -----------   ---------
   Income before income
     taxes.............      45,570         4,191                       1,031                       50,792        1,599
   Income taxes........      15,829           736                         412                       16,977          482
                        -----------     ---------   -----------      --------       --------    -----------   ---------
   Net Income..........    $ 29,741       $ 3,455   $         0       $   619       $      0      $ 33,815       $1,117
                        ===========     =========   ===========      ========       ========    ===========   =========
   Average primary
     shares
     outstanding.......  14,898,000     4,042,576    (4,042,576)      984,711       (984,711)   17,941,116      696,719
                                                      2,225,344                      817,772
   Average
     fully-diluted
     shares
     outstanding.......  15,665,000     4,042,576    (4,042,576)      984,711       (984,711)   18,708,116      696,719
                                                      2,225,344                      817,772
   Earnings per share:
     Net Income:
       Primary.........       $2.00                                                                  $1.88
       Fully diluted...       $1.97                                                                  $1.87


                       YEAR ENDED DECEMBER 31, 1994
                       ----------------------------
                                        PROFORMA
                         ADJUSTMENTS/   COMBINED
                         (DEDUCTIONS)    TOTAL
                         ------------  ----------
                           (DOLLARS IN THOUSANDS
                         EXCEPT PER SHARE AMOUNTS)
   Interest income.....                  $259,463
   Interest expense....                   107,345
                          ----------   -----------
   Net interest income
     before provision
     for loan losses...                   152,118
   Provision for loan
     losses............                     8,336
                          ----------   -----------
   Net interest income
     after provision
     for loan losses...                   143,782
                          ----------   -----------
   Noninterest
     income............                    54,626
   Noninterest
     expense...........                   146,017
                          ----------   -----------
   Income before income
     taxes.............                    52,391
   Income taxes........                    17,459
                          ----------   -----------
   Net Income..........   $        0     $ 34,932
                          ==========   ===========
   Average primary
     shares
     outstanding.......     (696,719)  18,466,162
                             525,046
   Average
     fully-diluted
     shares
     outstanding.......     (696,719)  19,233,162
                             525,046
   Earnings per share:
     Net Income:
       Primary.........                     $1.89
       Fully diluted...                     $1.87

                                                               YEAR ENDED DECEMBER 31, 1993
                             ------------------------------------------------------------------------------------------------
                                                                                                                    OTHER
                             CONSOLIDATED   COMPLETED                                                              PROBABLE
                               COLONIAL      BUSINESS    ADJUSTMENTS/   FORT BROOKE    ADJUSTMENTS/                BUSINESS
                              BANCGROUP    COMBINATIONS  (DEDUCTIONS)  BANCORPORATION  (DEDUCTIONS)   SUBTOTAL   COMBINATIONS
                             ------------  ------------  ------------  --------------  ------------  ----------  ------------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
   Interest income..........    $160,829       $29,437                     $11,296                     $201,562       $5,735
   Interest expense.........      66,357         8,886                       4,630                       79,873        2,639
                              ----------     ---------    ----------       -------       --------    ----------    ---------
   Net interest income
    before provision for
    loan losses.............      94,472        20,551                       6,666                      121,689        3,096
   Provision for loan
    losses..................       8,850         2,397                         344                       11,591          238
                              ----------     ---------    ----------       -------       --------    ----------    ---------
   Net interest income after
    provision for loan
    losses..................      85,622        18,154                       6,322                      110,098        2,858
                              ----------     ---------    ----------       -------       --------    ----------    ---------
   Noninterest income.......      43,445         6,094                       1,435                       50,974          760
   Noninterest expense......      98,501        20,775                       6,312                      125,588        2,338
                              ----------     ---------    ----------       -------       --------    ----------    ---------
   Income before income
    taxes...................      30,566         3,473                       1,445                       35,484        1,280
   Income taxes.............       9,780           563                         522                       10,865          419
                              ----------     ---------    ----------       -------       --------    ----------    ---------
   Income before
    extraordinary items and
    the cumulative change in
    accounting for income
    taxes...................      20,786         2,910                         923                       24,619          861
                              ----------     ---------    ----------       -------       --------    ----------    ---------
   Extraordinary Items, net
    of tax..................        (463)                                                                  (463)
   Cumulative effect of a
    change in accounting for
    income taxes............       3,650            36                                                    3,686           67
                              ----------     ---------    ----------       -------       --------    ----------    ---------
   Net Income...............    $ 23,973       $ 2,946                      $  923        $     0      $ 27,842        $ 928
                              ==========     =========    ==========       =======       ========    ==========    =========
   Average primary shares
    outstanding.............  12,613,000     3,902,878    (3,902,878)      966,864       (966,864)   15,641,654      696,726
                                                           2,208,165                      820,489
   Average fully-diluted
    shares outstanding......  13,706,000     3,902,878    (3,902,878)      966,864       (966,864)   16,734,654      696,726
                                                           2,208,165                      820,489
   Earnings per share:
    Income before
      extraordinary items
      and cumulative effect
      of a change in
      accounting principle:
      Primary...............       $1.65                                                                  $1.57
      Fully diluted.........       $1.64                                                                  $1.57
    Net Income:
      Primary...............       $1.90                                                                  $1.78
      Fully diluted.........       $1.87                                                                  $1.76

                             YEAR ENDED DECEMBER 31, 1993
                             ----------------------------
                                             PROFORMA
                              ADJUSTMENTS/   COMBINED
                              (DEDUCTIONS)    TOTAL
                              ------------  ----------
                                (DOLLARS IN THOUSANDS
                              EXCEPT PER SHARE AMOUNTS)

   Interest income..........                  $207,297
   Interest expense.........                    82,512
                                --------    ----------
   Net interest income
    before provision for
    loan losses.............                   124,785
   Provision for loan
    losses..................                    11,829
                                --------    ----------
   Net interest income after
    provision for loan
    losses..................                   112,956
                                --------    ----------
   Noninterest income.......                    51,734
   Noninterest expense......                   127,926
                                --------    ----------
   Income before income
    taxes...................                    36,764
   Income taxes.............                    11,284
                                --------    ----------
   Income before
    extraordinary items and
    the cumulative change in
    accounting for income
    taxes...................                    25,480
                                --------    ----------
   Extraordinary Items, net
    of tax..................                      (463)
   Cumulative effect of a
    change in accounting for
    income taxes............                     3,753
                                --------    ----------
   Net Income...............     $     0      $ 28,770
                                ========    ==========
   Average primary shares
    outstanding.............    (696,726)   16,164,435
                                 522,781
   Average fully-diluted
    shares outstanding......    (696,726)   17,257,435
                                 522,781
   Earnings per share:
    Income before
      extraordinary items
      and cumulative effect
      of a change in
      accounting principle:
      Primary...............                     $1.58
      Fully diluted.........                     $1.57
    Net Income:
      Primary...............                     $1.78
      Fully diluted.........                     $1.76

PRO FORMA ADJUSTMENTS:
     (In thousands)

     Adjustments Applicable to the purchase method business combinations with First Family(1) and Shamrock(2):

     (1) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                       1996            1995
                                                                   -------------   ------------
    Increases in income:
      Amortization of other write downs (2-5 year period)........      $  34          $   45
      Amortization of write-down on securities portfolio (5 year
         period).................................................        240             320
    Decreases in income:
      Earnings forgone on $6,403,750 cash at an average interest
         rate 5.75%..............................................       (276)           (368)
                                                                       -----           -----
              Total..............................................         (2)             (3)
                                                                       -----           -----
    Increase in expense:
      Additional depreciation due to write-up in building and
         premises (20 year period)...............................        (34)            (45)
      Amortization of goodwill (20 year period)..................       (233)           (311)
                                                                       -----           -----
              Total..............................................       (267)           (356)
                                                                       -----           -----
    Net decrease in income before tax............................       (269)           (359)
                                                                       -----           -----
    Tax effect of the pro forma adjustments (other than goodwill
      amortization)..............................................         13              17
                                                                       -----           -----
    Net decrease in income.......................................      $(256)         $ (342)
                                                                       -----           -----

     (2) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                       1996            1995
                                                                   -------------   ------------
    Increases in income:
      Amortization of write down on software (3 year period).....      $  23          $   30
    Decreases in income:
      Earnings forgone on $11,482,000 cash at an average interest
         rate 5.75%..............................................       (495)           (660)
                                                                       -----           -----
              Total..............................................       (472)           (630)
    Increase in expense:
      Amortization of goodwill (20 year period)..................       (125)           (166)
                                                                       -----           -----
              Total..............................................       (125)           (166)
    Net decrease in income before tax............................       (597)           (796)
    Tax effect of the pro forma adjustments (other than goodwill
      amortization)..............................................        165             221
                                                                       -----           -----
    Net decrease in income.......................................      $(432)         $ (575)
                                                                       -----           -----

RECENT DEVELOPMENTS -- BANCGROUP

  BancGroup -- Recent Unaudited Results

     The following table presents certain unaudited data for BancGroup for the period ended December 31, 1996. Unaudited historical data reflect, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to a fair presentation of such data. The unaudited financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations which would have actually occurred if the transactions had been consummated in the past or which may be obtained in the future.

                          THE COLONIAL BANCGROUP, INC.

                            SELECTED FINANCIAL DATA

                                                                                         % CHANGE
                                                              DEC. 31,     DEC. 31,      DEC. 31,
                                                                1996         1995      1996 TO 1995
                                                             ----------   ----------   ------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                         SHARE AMOUNTS)
STATEMENT OF CONDITION SUMMARY
Total assets...............................................  $4,870,332   $4,202,194        16%
Loans, net of unearned income..............................   3,680,415    3,175,506        16
Total earning assets.......................................   4,428,086    3,823,233        16
Deposits...................................................   3,583,669    3,204,260        12
Shareholders' equity.......................................     343,182      289,463        19
Book value per share.......................................  $    20.96   $    18.65        12

                                                                       YEAR ENDED DEC. 31,
                                                                  ------------------------------
                                                                                        % CHANGE
                                                                    1996       1995     96 TO 95
                                                                  --------   --------   --------
EARNINGS SUMMARY
Net interest income (taxable equivalent)........................  $171,969   $142,706      21%
Provision for loan losses.......................................     9,121      7,350      24
Noninterest income..............................................    65,982     53,993      22
Noninterest expense (excl SAIF special assessment)..............   139,651    122,204      14
SAIF special assessment*........................................     3,817
Income (excl SAIF special assessment)...........................    56,074     41,553      35
Net income......................................................  $ 53,608   $ 41,553      29
Average primary shares outstanding..............................    16,531     15,797
Average fully diluted shares outstanding........................    16,896     16,667
Earnings per share excluding SAIF special assessment*:
  Primary.......................................................  $   3.39   $   2.63      29
  Fully diluted.................................................      3.35       2.56      31
Earnings per common share:
  Primary.......................................................  $   3.24       2.63      23
  Fully-diluted.................................................      3.20   $   2.56      25

                                                                               YEAR ENDED DEC.
                                                                                     31,
                                                                               ---------------
                                                                               1996      1995
                                                                               -----     -----
SELECTED RATIOS:
Return on average assets.....................................................   1.19%     1.14%
Return on average assets (excl SAIF assessment)*.............................   1.24      1.14
Return on average equity.....................................................  16.80     16.57
Return on average equity (excl SAIF assessment)*.............................  17.57     16.57
Efficiency ratio (excl SAIF assessment)*.....................................  58.69     62.13
Equity to assets.............................................................   7.05      6.89
Total capital................................................................   8.05      8.20
Tier one leverage............................................................   6.65      6.40

---------------

* Legislation approving a one-time special assessment on SAIF deposits resulted in $3,817,000 in expense before income taxes and $2,466,000 net of applicable income taxes in the third quarter.

     Net income for year ended December 31, 1996 was $53,608,000 compared to $41,553,000 for the previous period, a 29% increase. Earnings per share for the year were $3.20 on a fully diluted basis, a 25% increase over 1995. The company's return on average equity was 16.8% compared to 16.57% in 1995. Return on average assets was 1.19% compared to 1.14% in 1995.

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

                  SELECTED FINANCIAL AND OPERATING INFORMATION

     The following tables present certain selected financial information for BancGroup on a historical basis as of September 30, 1996 and 1995 and December 31, 1995, 1994, 1993, 1992 and 1991 and on a pro forma basis as of September 30, 1996 and December 31, 1995, and on a historical and pro forma basis for the nine months ended September 30, 1996 and 1995 and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991.

     The pro forma information includes consolidated BancGroup and subsidiaries and consolidated Fort Brooke, Bankshares, Tomoka, First Family, Shamrock and Jefferson. The pro forma balance sheet data gives effect to the combinations as if they had occurred on September 30, 1996 and the pro forma operating data gives effect to the combinations as if they had occurred at the beginning of the earliest period presented.

     The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all of the financial statements included elsewhere in this Prospectus or incorporated by reference. In the opinion of BancGroup, all adjustments necessary for a fair presentation of the results of the interim periods have been included, and all adjustments are of a normal and recurring nature. The results of operations for the interim period ended September 30, 1996 are not necessarily indicative of future results.

SELECTED FINANCIAL DATA
COLONIAL BANCGROUP (PRO FORMA) AND COLONIAL BANCGROUP (HISTORICAL -- AS
RESTATED)
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                       ---------------------------------------------
                                                       BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP
                                                       PRO FORMA   HISTORICAL  PRO FORMA   HISTORICAL
                                                         1996        1996        1995        1995
                                                       ---------   ---------   ---------   ---------
Statement of Income:
Interest income......................................  $316,280    $257,063    $250,532    $206,883
Interest expense.....................................   159,697     132,035     123,185     104,575
                                                       --------    --------    --------    --------
Net interest income..................................   156,583     125,028     127,347     102,308
Provision for possible loan losses...................     6,690       6,023       5,297       4,155
                                                       --------    --------    --------    --------
Net interest income after provision for possible loan
  losses.............................................   149,893     119,005     122,050      98,153
Noninterest income...................................    56,877      49,854      44,391      39,291
Noninterest expense..................................   137,545     107,859     109,435      87,049
                                                       --------    --------    --------    --------
Income before income taxes...........................    69,225      61,000      57,006      50,395
Applicable income taxes..............................    24,561      21,650      20,338      17,963
                                                       --------    --------    --------    --------
Net Income...........................................  $ 44,664    $ 39,350    $ 36,668    $ 32,432
                                                       ========    ========    ========    ========
Earnings Per Common Share
Net Income:
  Primary............................................  $   2.20    $   2.39    $   1.99    $   2.19
  Fully-diluted......................................  $   2.18    $   2.37    $   1.95    $   2.13
Average shares outstanding:
  Primary............................................    20,286      16,465      18,429      14,826
  Fully-diluted......................................    20,639      16,754      19,266      15,597
Cash dividends per common share:(1)
  Common.............................................  $   0.81    $   0.81    $  0.675    $  0.675

---------------

(1) On February 21, 1995, the Class A and Class B Common Stock were reclassified into one class of Common Stock.

                                  YEAR ENDED DECEMBER 31,                                  YEAR ENDED DECEMBER 31,
                   ------------------------------------------------------   -----------------------------------------------------
                   BANCGROUP  BANCGROUP  BANCGROUP   BANCGROUP  BANCGROUP   BANCGROUP  BANCGROUP  BANCGROUP  BANCGROUP  BANCGROUP
                   PRO FORMA  PRO FORMA  PRO FORMA   PRO FORMA  PRO FORMA   HISTORICAL HISTORICAL HISTORICAL HISTORICAL HISTORICAL
                     1995       1994       1993        1992       1991        1995       1994       1993       1992       1991
                   ---------  ---------  ---------   ---------  ---------   ---------  ---------  ---------  ---------  ---------
Statement of
  Income:
Interest income... $361,500   $259,463   $207,297    $176,211   $183,245    $287,141   $211,903   $160,829   $146,486   $150,462
Interest
  expense.........  181,198    107,345     82,512      77,682    104,487     146,981     90,902     66,357     67,389     87,717
                   ---------  ---------  ---------   ---------  ---------   ---------  ---------  ---------  ---------  ---------
Net interest
  income..........  180,302    152,118    124,785      98,529     78,758     140,160    121,001     94,472     79,097     62,745
Provision for
  possible loan
  losses..........    9,395      8,336     11,829      12,701     10,083       7,350      7,506      8,850      8,956      7,097
                   ---------  ---------  ---------   ---------  ---------   ---------  ---------  ---------  ---------  ---------
Net interest
  income after
  provision for
  possible loan
  losses..........  170,907    143,782    112,956      85,828     68,675     132,810    113,495     85,622     70,141     55,648
Noninterest
  income..........   63,503     54,626     51,734      43,885     36,349      54,391     47,752     43,445     37,027     32,668
Noninterest
  expense.........  159,173    146,017    127,926     104,098     87,319     122,406    115,677     98,501     85,636     72,377
                   ---------  ---------  ---------   ---------  ---------   ---------  ---------  ---------  ---------  ---------
Income before
  income taxes....   75,237     52,391     36,764      25,615     17,705      64,795     45,570     30,566     21,532     15,939
Applicable income
  taxes...........   26,987     17,459     11,284       7,605      5,052      23,242     15,829      9,780      5,742      4,197
                   ---------  ---------  ---------   ---------  ---------   ---------  ---------  ---------  ---------  ---------
Income before
  extraordinary
  items and the
  cumulative
  effect of a
  change in
  accounting for
  income taxes....   48,250     34,932     25,480      18,010     12,653      41,553     29,741     20,786     15,790     11,742
Extraordinary
  items, net of
  income taxes....                           (463)                   831                              (463)                  831
Cumulative effect
  of change in
  accounting for
  income taxes....                          3,753                                                    3,650
                   ---------  ---------  ---------   ---------  ---------   ---------  ---------  ---------  ---------  ---------
Net Income........ $ 48,250   $ 34,932   $ 28,770    $ 18,010   $ 13,484    $ 41,553   $ 29,741   $ 23,973   $ 15,790   $ 12,573
                   =========  =========  =========   =========  =========   =========  =========  =========  =========  =========
Earnings Per
  Common Share
Income before
  extraordinary
  items and the
  cumulative
  effect of a
  change in
  accounting for
  income taxes:
  Primary......... $   2.46   $   1.89   $   1.58    $   1.38   $   1.03    $   2.63   $   2.00   $   1.65   $   1.44   $   1.15
  Fully-diluted... $   2.40   $   1.87   $   1.57    $   1.38   $   1.03    $   2.56   $   1.97   $   1.64   $   1.44   $   1.15
Net Income:
  Primary......... $   2.46   $   1.89   $   1.78    $   1.38   $   1.10    $   2.63   $   2.00   $   1.90   $   1.44   $   1.23
  Fully-diluted... $   2.40   $   1.87   $   1.76    $   1.38   $   1.10    $   2.56   $   1.97   $   1.87   $   1.44   $   1.23
Average shares
  outstanding:
  Primary.........   19,582     18,466     16,164      13,007     12,230      15,797     14,898     12,613     10,996     10,219
  Fully-diluted...   20,530     19,233     17,257      14,318     13,572      16,667     15,665     13.706     12,307     11,561
Cash dividends per
  common share:(1)
  Common.......... $  0.675                                                 $  0.675
  Class A......... $  0.225   $   0.80   $   0.71    $   0.67   $   0.63    $  0.225   $   0.80   $   0.71   $   0.67   $   0.63
  Class B......... $  0.125   $   0.40   $   0.31    $   0.27   $   0.23    $  0.125   $   0.40   $   0.31   $   0.27   $   0.23

---------------

(1) On February 21, 1995, the Class A and Class B Common Stock were reclassified into one class of Common Stock.

                                                  SEPTEMBER 30,                              DECEMBER 31,
                                              ----------------------  -----------------------------------------------------------
                                              BANCGROUP   BANCGROUP   BANCGROUP    BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP
                                              PRO FORMA   HISTORICAL  HISTORICAL   HISTORICAL  HISTORICAL  HISTORICAL  HISTORICAL
                                                 1996        1996        1995         1994        1993        1992        1991
                                              ----------  ----------  ----------   ----------  ----------  ----------  ----------
Statement of Condition
At period end:
  Total assets............................... $5,783,310  $4,713,524  $4,202,194   $3,219,082  $3,104,410  $2,027,455  $1,861,980
  Loans, net of unearned income..............  4,272,246   3,570,490   3,175,506    2,352,870   1,963,052   1,330,928   1,200,443
  Mortgage loans held for sale...............    163,275     161,864     110,486       60,726     361,496     144,215     105,219
  Deposits...................................  4,502,728   3,561,923   3,204,260    2,504,461   2,444,418   1,697,648   1,601,973
  Long-term debt.............................     33,790      32,365      29,142       69,203      57,397      22,979      27,225
  Shareholders' equity.......................    404,292     329,917     289,463      224,018     198,389     123,952     111,437
Average daily balances:
  Total assets............................... $5,488,245  $4,447,621  $3,659,140   $3,074,619  $2,379,628  $1,978,313  $1,779,767
  Interest-earning assets....................  5,027,881   4,059,163   3,333,887    2,768,705   2,100,674   1,730,373   1,583,046
  Loans, net of unearned income..............  4,037,594   3,370,975   2,708,633    2,138,371   1,494,053   1,273,486   1,187,081
  Mortgage loans held for sale...............    139,035     139,035      97,511      131,121     241,683     118,510      65,373
  Deposits...................................  4,147,649   3,333,913   2,828,864    2,471,657   1,876,026   1,665,417   1,531,672
  Shareholders' equity.......................    397,774     313,218     250,826      214,543     144,216     117,822     103,330
Book value per share at period end........... $    20.25  $    20.24  $    18.65   $    15.62  $    14.40  $    11.04  $    11.08
Tangible book value per share at period
  end........................................ $    17.92  $    17.86  $    16.82   $    14.33  $    13.21  $    10.45  $    10.39
Selected Ratios
  Income before extraordinary items and the
    cumulative effect of a change in
    accounting for income taxes to:
    Average assets...........................        .81        1.20        1.14         0.97        0.87        0.80        0.66
    Average shareholders' equity.............      11.23       17.05       16.57        13.86       14.41       13.40       11.36
  Net Income to:
    Average assets...........................        .81        1.20        1.14         0.97        1.01        0.80        0.71
    Average shareholders' equity.............      11.23       17.05       16.57        13.86       16.62       13.40       12.17
Efficiency ratio.............................      64.44       58.91       62.13        67.65       70.40       72.41       74.11
Dividend payout ratio........................      29.14       29.91       25.32        24.99       20.22       26.44       30.71
Average equity to average total assets.......       7.25        7.04        6.89         6.98        6.06        5.96        5.81
Allowance for possible loan losses to total
  loans (net of unearned income).............       1.22        1.26        1.31         1.57        1.58        1.55        1.44

                           FORT BROOKE BANCORPORATION

              SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following tables present selected historical financial data for Fort Brooke and the Bank. With respect to the information for the nine-month periods ended September 30, 1995 and 1996, which is unaudited, such interim results are not necessarily indicative of results for the entire year but include all adjustments (none of which were other than normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of such results. These tables should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Joint Proxy Statement and Prospectus.

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                AT OR FOR THE
                                                -----------------------------------------------------------------------------
                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30                       YEAR ENDED DECEMBER 31,
                                                ---------------------   -----------------------------------------------------
                                                  1996        1995        1995        1994       1993       1992       1991
                                                ---------   ---------   ---------   --------   --------   --------   --------
At Period End:
  Cash and cash equivalents...................  $  11,300   $  10,587   $  11,997   $  8,436   $ 17,650   $ 12,344   $ 11,866
  Investment securities.......................     39,615      45,726      43,719     45,041     44,095     37,621     35,086
  Loans, net..................................    131,764     115,757     122,511    112,370    102,052    107,143    118,251
  All other assets............................      9,917       9,069       8,889      9,463      8,997      7,901      8,703
                                                ---------   ---------   ---------    -------    -------    -------    -------
        Total assets..........................    192,596     181,139   $ 187,116    175,310    172,794    165,009    173,906
                                                =========   =========   =========    =======    =======    =======    =======
Deposit accounts..............................    173,097     163,427     168,297    157,877    158,212    148,724    156,836
All other liabilities.........................      3,384       2,376       3,019      3,676      1,111      3,745      5,976
Stockholders' equity..........................     16,115      15,336      15,800     13,757     13,471     12,540     11,094
                                                ---------   ---------   ---------    -------    -------    -------    -------
        Total liabilities and stockholders'
          equity..............................  $ 192,596   $ 181,139   $ 187,116   $175,310   $172,794   $165,009   $173,906
                                                =========   =========   =========    =======    =======    =======    =======
For the Period:
  Total interest income.......................     10,997      10,379      13,929     11,613     11,296     12,654     15,338
  Total interest expense......................      4,324       4,105       5,588      4,504      4,630      6,071      9,620
                                                ---------   ---------   ---------    -------    -------    -------    -------
Net interest income...........................      6,673       6,274       8,341      7,109      6,666      6,583      5,718
Provision (credit) for credit losses..........        (30)        478         705        184        344      1,726      1,216
                                                ---------   ---------   ---------    -------    -------    -------    -------
Net interest income after provision for credit
  losses......................................      6,703       5,796       7,636      6,925      6,322      4,857      4,502
Other income..................................      1,131         928       1,266      1,319      1,435      1,708      1,559
Other expenses................................      6,009       4,756       6,129      7,213      6,312      6,487      5,908
                                                ---------   ---------   ---------    -------    -------    -------    -------
Earnings before income tax provision and
  cumulative effect of change in accounting
  principle...................................      1,825       1,968       2,773      1,031      1,445         78        153
Income tax provision..........................        624         787       1,109        412        522         34        175
                                                ---------   ---------   ---------    -------    -------    -------    -------
Net earnings (loss) before cumulative effect
  of change in accounting principle...........      1,201       1,181       1,664        619        923         44        (22)
Cumulative benefit for effect of change in
  accounting principle........................         --          --          --         --         --         --        173
                                                ---------   ---------   ---------    -------    -------    -------    -------
Net earnings..................................  $   1,201   $   1,181   $   1,664   $    619   $    923   $     44   $    151
                                                =========   =========   =========    =======    =======    =======    =======
Earnings (loss) per share before cumulative
  effect of accounting change.................  $    1.20   $    1.17   $    1.65   $    .63   $    .95   $    .05   $   (.03)
                                                =========   =========   =========    =======    =======    =======    =======
Net earnings per share (1)....................  $    1.20   $    1.17   $    1.65   $    .63   $    .95   $    .05   $    .20
                                                =========   =========   =========    =======    =======    =======    =======
Weighted average number of shares
  outstanding(1)..............................  1,001,305   1,005,920   1,005,920    984,711    966,864    867,243    762,560
                                                =========   =========   =========    =======    =======    =======    =======
Ratios and Other Data:
  Return on average assets....................       0.84%       0.89%        .93%       .36%       .56%       .03%       .09%
  Return on average equity....................       9.84       10.76       11.18       4.59       7.16        .37       1.39
  Average equity to average assets............       8.53        8.23        8.27       7.79       7.81       7.09       6.09
  Interest-rate spread during the period......       4.05        3.93        4.16       3.99       3.92       3.73       2.85
  Net yield on average interest-earning
    assets....................................       8.09        8.33        5.03       4.55       4.41       4.30       3.45
  Noninterest expenses to average assets......       4.20        3.57        3.41       4.17       3.82       3.90       3.53

                                                                                AT OR FOR THE
                                                 ----------------------------------------------------------------------------
                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30                      YEAR ENDED DECEMBER 31,
                                                 ---------------------   ----------------------------------------------------
                                                   1996        1995        1995       1994       1993       1992       1991
                                                 ---------   ---------   --------   --------   --------   --------   --------
  Ratio of average interest-earning assets to
    average interest-bearing liabilities.......       1.33%       1.27%       1.26%      1.19%     1.16%      1.14%      1.10%
  Nonperforming loans, in-substance foreclosed
    loans and real estate owned as a percentage
    of total assets at end of period...........       1.02%       1.30%       1.10%      1.47%     1.39%      2.00%      3.71%
  Allowance for credit losses as a percentage
    of total loans at end of period............       1.40%       1.30%       1.37%      1.37%     1.37%      1.05%      1.11%
  Total number of banking offices..............          8           7           7          7         8          7          7
  Total shares outstanding at end of
    period(1)..................................    990,553   1,005,920   1,005,920  1,005,920   966,864    966,864    819,290
  Book value per share at end of period(1).....      16.27%      15.25%  $   15.71  $   13.68  $  13.93   $  12.97   $  13.54

---------------

(1) Presented to reflect 10% stock dividend declared in 1995.

                           FORT BROOKE BANCORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is provided to afford the reader an understanding of the major elements of the Bank's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Joint Proxy Statement and Prospectus.

GENERAL

     Fort Brooke is a one-bank holding company and its only current business is the ownership and operation of the Bank. On July 10, 1996 the common stockholders of the Bank exchanged their common shares for common shares of Fort Brooke, and at that time the Bank became a wholly-owned subsidiary of Fort Brooke. The formation of Fort Brooke and exchange of shares has been accounted for as a pooling of interests. Shares held by dissenting shareholders were retired prior to the exchange and that liability will be settled for cash.

     The Bank is a SAIF-insured state-chartered commercial bank headquartered in Brandon, Florida. The Bank was founded on March 20, 1981 as a state savings and loan association. On December 31, 1991, the Bank converted from a savings and loan association to a commercial bank. On July 14, 1994, the Bank merged with The Merchant Bancorporation of Florida ("Merchant"). Merchant was a one-bank holding company operating The Merchant Bank of Florida. The merger has been accounted for as a pooling of interests. Fort Brooke operates eight retail banking offices in Hillsborough County, Florida and its main business is to attract deposits and to invest those funds in loans including both secured and unsecured commercial loans, construction and permanent residential mortgage loans, and to a lesser extent, the origination of loans secured by commercial and multi-family residential real estate properties and consumer loans.

     At September 30, 1996, Fort Brooke had total assets of $192.6 million (an increase of 2.9% over the $187.1 million recorded at December 31, 1995) and total stockholders' equity of $16.1 million (up 1.9% over the $15.8 million at December 31, 1995). For the nine months ended September 30, 1996 it had consolidated net earnings of $1,201,000 an increase of 1.2% from the nine months ending September 30, 1995 of $1,181,000.

     During the nine months ended September 30, 1996 net loans receivable increased to $131.8 million from $122.5 million or 7.6% as of December 31, 1995. The Bank's portfolio of investment securities decreased to $39.6 million as of September 30, 1996 from $43.8 million at December 31, 1995. The Bank's deposits increased to $173.0 million as of September 30, 1996 from $168.3 million as of December 31, 1995. The 6.4% increase in deposits reflected the Bank's strategy of continuing to accept and retain deposit accounts for which funds can be prudently invested.

     At December 31, 1995, the Bank had total assets of $187.1 million (an increase of 6.77% over the $175.3 million recorded at December 31, 1994) and total stockholders' equity of $15.8 million (up 14.5% over the $13.8 million at December 31, 1994). For the year ended December 31, 1995, it had consolidated net earnings of $1,664,000, an increase of 169% from the previous year's total of $619,000.

     During the year ended December 31, 1995 net loans receivable increased $10.1 million or 9.0%. The Bank's portfolio of investment securities decreased to $43.7 million as of December 31, 1995 from $45.0 million as of December 31, 1994. The Bank's deposits increased to $168.3 million as of December 31, 1995 from $157.9 million as of December 31, 1994.

PENDING ACQUISITION OF FORT BROOKE

     On November 18, 1996, management entered into an agreement to merge Fort Brooke into Colonial Bancgroup ("Colonial"). Colonial will exchange sufficient common stock to equal $31.50 per share for 990,553 shares of Fort Brooke. This transaction is subject to the approval of stockholders and various regulatory authorities.

REGULATION AND LEGISLATION

     As a state-chartered commercial bank, the Bank is subject to extensive regulation by the Department and the FDIC. The Bank files reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Department and the FDIC to monitor the Bank's compliance with the various regulatory requirements. The Bank is also subject to regulation by the Board of Governors with respect to reserves required to be maintained against deposits and certain other matters. As a Florida corporation, it is subject to that state's banking laws and to certain regulation by the Florida Department of State.

CREDIT RISK

     The Bank's business activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of the Bank. While the Bank has instituted underwriting guidelines and credit review procedures to protect the Bank from avoidable credit losses, some losses will inevitably occur.

     The following table sets forth certain information regarding non-accrual loans and real estate owned, the ratio of such loans and real estate owned to total assets as of the dates indicated, and certain other related information:

                                                               AT DECEMBER 31,
                                               -----------------------------------------------
                                                1995      1994      1993      1992      1991
                                               -------   -------   -------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
    Nonaccrual loans:
      Real estate loans:
         Residential.........................  $   184   $   184   $   247   $   297   $   338
         Commercial..........................      542       528        18       703     1,914
      Consumer and other loans...............      186       108        61        50       404
                                               -------   -------   -------   -------   -------
              Total nonperforming loans......      912       820       326     1,050     2,656
    Other real estate owned:
      Real estate acquired by foreclosure or
         deed in lieu of foreclosure.........    1,147     1,847     2,076     2,246     3,802
                                               -------   -------   -------   -------   -------
              Total nonperforming loans, and
                other real estate owned......    2,059     2,667     2,402     3,296     6,458
    Allowance for loan losses................   (1,702)   (1,562)   (1,426)   (1,145)   (1,346)
                                               -------   -------   -------   -------   -------
              Total nonperforming loans and
                other real estate owned,
                net..........................  $   357   $ 1,105   $   976   $ 2,151   $ 5,112
                                               =======   =======   =======   =======   =======
              Total nonperforming loans to
                total assets.................      .49%      .43%      .09%      .12%     1.53%
                                               =======   =======   =======   =======   =======
              Total nonperforming loans and
                other real estate owned to
                total assets.................     1.10%     1.47%     1.39%     2.00%     3.71%
                                               =======   =======   =======   =======   =======
              Total nonperforming loans and
                other real estate owned, net
                to total assets..............      .19%      .63%      .56%     1.30%     2.94%
                                               =======   =======   =======   =======   =======

     The following table sets forth information with respect to activity in the Bank's allowance for loan losses during the periods indicated:

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1995       1994       1993       1992       1991
                                          --------   --------   --------   --------   --------
    Average loans outstanding, net......  $114,502   $100,905   $102,772   $110,599   $126,640
                                          ========   ========   ========   ========   ========
    Allowance at beginning of period....  $  1,562   $  1,426   $  1,145   $  1,346   $    903
                                          --------   --------   --------   --------   --------
      Charge-offs:
         Residential real estate
           loans........................        39         --          2         45        158
         Commercial real estate loans...        17         32         --        121        476
         Commercial loans...............       410         23         60      1,823         95
         Consumer loans.................       189         96        121         46         70
                                          --------   --------   --------   --------   --------
              Total loans charge-off....       655        151        183      2,035        799
      Recoveries........................        90        103        120        108         26
                                          --------   --------   --------   --------   --------
         Net charge-offs (recoveries)...       565         48         63      1,927        773
         Provision for loan losses
           charged to operating
           expenses.....................       705        184        344      1,726      1,216
                                          --------   --------   --------   --------   --------
         Allowance at end of year.......  $  1,702   $  1,562   $  1,426   $  1,145   $  1,346
                                          ========   ========   ========   ========   ========
         Ratio of net charge-offs to
           average loans outstanding....     .0049      .0005      .0006      .0174      .0061
                                          ========   ========   ========   ========   ========
         Ratio allowance to period-end
           loans........................     .0137      .0137      .0137      .0105      .0111
                                          ========   ========   ========   ========   ========
    Period end total loans..............  $124,164   $114,135   $103,760   $108,896   $120,871
                                          ========   ========   ========   ========   ========

RESULTS OF OPERATIONS

     The operating results of the Bank depend primarily on its net interest income, which is equal to the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by reference to (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Bank's net earnings are also affected by the level of nonperforming loans and real estate owned, as well as the level of its non-interest bearing income and non-interest paying expenses, such as salaries and employee benefits, occupancy and equipment costs and provisions for losses on real estate owned and income taxes.

     The following table sets forth for the periods indicated information regarding (i) the total dollar amount of interest and dividend income of the Bank from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; and (v) interest margin. Average balances are based upon daily balances.

                                                NINE MONTHS ENDED SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------   ------------------------------
                                             1996                             1995                             1995
                                ------------------------------   ------------------------------   ------------------------------
                                           INTEREST                         INTEREST                         INTEREST    AVERAGE
                                AVERAGE       AND      YIELD/    AVERAGE       AND      YIELD/    AVERAGE       AND      YIELD/
                                BALANCE    DIVIDENDS    RATE     BALANCE    DIVIDENDS    RATE     BALANCE    DIVIDENDS    RATE
                                --------   ---------   -------   --------   ---------   -------   --------   ---------   -------
Interest-earning assets:
  Loans(1)....................  $127,310    $ 8,859      9.28%   $113,267    $ 8,152      9.60%   $114,502    $10,883      9.50%
  Investment securities.......    41,851      1,897      6.04      42,280      1,870      5.90      42,985      2,567      5.97
  Other interest-earning
    assets(2).................    12,005        241      2.68      10,618        357      4.48       8,315        479      5.76
                                --------    -------              --------    -------              --------    -------
        Total.................   181,166     10,997      8.09     166,165     10,379      8.33     165,802     13,929      8.40
                                            -------                          -------                          -------
Noninterest-earning assets....     9,549                           11,641                           14,178
                                --------                         --------                         --------
        Total.................  $190,715                         $177,806                         $179,980
                                ========                         ========                         ========
Interest-bearing liabilities:
  Savings and NOW accounts....    32,594        524      2.16      31,076        553      2.37      31,331        662      2.11
  Money market deposits.......    20,620        424      2.74      23,138        516      2.97      23,296        690      2.96
  Certificates of deposit.....    80,615      3,305      5.47      73,616      2,947      5.34      74,911      4,135      5.52
  Borrowings..................     2,580         71      3.67       2,538         89      4.67       2,223        101      4.54
                                --------    -------              --------    -------              --------    -------
        Total interest-bearing
          liabilities.........   136,409      4,324      4.23     130,368      4,105      4.20     131,761      5,588      4.24
                                            -------                          -------                          -------
Noninterest-bearing
  liabilities.................    38,038                           32,802                           33,337
Stockholders' equity..........    16,268                           14,636                           14,882
                                --------                         --------                         --------
        Total liabilities and
          stockholders'
          equity..............  $190,715                         $177,806                         $179,980
                                ========                         ========                         ========
Net interest/dividend
  income......................              $ 6,673                          $ 6,274                          $ 8,341
                                            =======                          =======                          =======
Interest-rate spread(3).......                           3.86%                            4.13%                            4.16%
                                                         ====                             ====                             ====
Net yield on average interest-
  earning assets(4)...........                           4.91%                            5.03%                            5.03%
                                                         ====                             ====                             ====
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities.................      1.33                             1.27                             1.26
                                ========                         ========                         ========


                                             1994                             1993
                                ------------------------------   ------------------------------
                                           INTEREST    AVERAGE              INTEREST    AVERAGE
                                AVERAGE       AND      YIELD/    AVERAGE       AND      YIELD/
                                BALANCE    DIVIDENDS    RATE     BALANCE    DIVIDENDS    RATE
                                --------   ---------   -------   --------   ---------   -------
Interest-earning assets:
  Loans(1)....................  $100,905    $ 8,824      8.74%   $102,772    $ 8,790      8.55%
  Investment securities.......    47,305      2,397      5.07      39,941      2,209      5.53
  Other interest-earning
    assets(2).................     8,039        392      4.88       8,415        297      3.53
                                --------     ------              --------     ------
        Total.................   156,249     11,613      7.43     151,128     11,296      7.47
                                             ------                           ------
Noninterest-earning assets....    16,896                           13,979
                                --------                         --------
        Total.................  $173,145                         $165,107
                                ========                         ========
Interest-bearing liabilities:
  Savings and NOW accounts....    32,086        653      2.03      28,579        594      2.08
  Money market deposits.......    27,518        654      2.38      22,576        530      2.35
  Certificates of deposit.....    70,157      3,141      4.48      78,395      3,482      4.44
  Borrowings..................     1,322         56      4.24         781         24      3.07
                                --------     ------              --------     ------
        Total interest-bearing
          liabilities.........   131,083      4,504      3.44     130,331      4,630      3.55
                                             ------                           ------
Noninterest-bearing
  liabilities.................    28,570                           21,881
Stockholders' equity..........    13,492                           12,895
                                --------                         --------
        Total liabilities and
          stockholders'
          equity..............  $173,145                         $165,107
                                ========                         ========
Net interest/dividend
  income......................              $ 7,109                          $ 6,666
                                             ======                           ======
Interest-rate spread(3).......                           3.99%                            3.92%
                                                         ====                             ====
Net yield on average interest-
  earning assets(4)...........                           4.55%                            4.41%
                                                         ====                             ====
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities.................      1.19                             1.16
                                ========                         ========

---------------

(1) Includes nonaccrual loans.
(2) Includes interest-bearing deposits.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

     The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                                     YEAR ENDED DECEMBER 31,
                                                                          1995 VS. 1994
                                                                ---------------------------------
                                                                   INCREASE (DECREASE) DUE TO
                                                                ---------------------------------
                                                                                  RATE/
                                                                 RATE    VOLUME   VOLUME   TOTAL
                                                                ------   ------   ------   ------
Interest-earning assets:
  Loans.......................................................  $  767   $1,188    $104    $2,059
  Investment securities.......................................     426     (219)    (37)      170
  Other interest-earning assets...............................      71       13       3        87
                                                                ------   ------    ----    ------
          Total...............................................  $1,264   $  982    $ 70    $2,316
                                                                ------   ------    ----    ------
Interest-bearing liabilities:
  Deposits:
     Savings and NOW accounts.................................  $   26   $  (15)   $ (2)   $    9
     Money market accounts....................................     160     (100)    (24)       36
     Certificate accounts.....................................     729      213      52       994
  Borrowings..................................................       4       38       3        45
                                                                ------   ------    ----    ------
          Total...............................................     919      136      29     1,084
                                                                ------   ------    ----    ------
Net change in net interest income.............................  $  345   $  846    $ 41    $1,232
                                                                ======   ======    ====    ======

                                                                          1994 VS. 1993
                                                                ---------------------------------
                                                                   INCREASE (DECREASE) DUE TO
                                                                ---------------------------------
                                                                                  RATE/
                                                                 RATE    VOLUME   VOLUME   TOTAL
                                                                ------   ------   ------   ------
Interest-earning assets:
  Loans.......................................................  $  196   $ (159)   $ (3)   $   34
  Investment securities.......................................    (184)     407     (35)      188
  Other interest-earning assets...............................     114      (13)     (6)       95
                                                                ------   ------    ----    ------
          Total...............................................     126      235     (44)      317
                                                                ------   ------    ----    ------
Interest-bearing liabilities:
  Deposits:
     Savings and NOW accounts.................................     (14)      74      (1)       59
     Money market accounts....................................       7      116       1       124
     Certificate accounts.....................................      30     (367)     (4)     (341)
  Borrowings..................................................       9       17       6        32
                                                                ------   ------    ----    ------
          Total...............................................      32     (160)      2      (126)
                                                                ------   ------    ----    ------
Net change in net interest income.............................  $   94   $  395    $(46)   $  443
                                                                ======   ======    ====    ======

     The rates and yields are as follows:

                                                                        WEIGHTED AVERAGE
                                                                        YIELD OR RATE AT
                                                                 ------------------------------
                                                                 SEPTEMBER 30,     DECEMBER 31,
                                                                     1996              1995
                                                                 -------------     ------------
    Yields and Rates:
      Loans....................................................       8.94%            9.23%
      Securities...............................................       6.30             6.30
      All interest-bearing assets..............................       8.33             8.44
      Savings and NOW accounts.................................       1.97             2.08
      Money market accounts....................................       2.72             2.78
      Certificates of deposit..................................       5.48             5.64
      All interest-bearing liabilities.........................       4.28             4.30
      Interest-rate spread.....................................       4.05             4.14

LIQUIDITY AND CAPITAL RESOURCES

     A Florida-chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts less those deposits of certain public funds. The liquidity reserve may consist of cash on hand, cash on demand with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Department, such as federal funds sold and United States securities or securities guaranteed by the United States. As of December 31, 1995 and September 30, 1996, the Bank's liquidity totaled, respectively, $54.0 million and $49.7 million, or approximately 32.1% and 29.0% of its total deposits.

     The following table sets forth the carrying value of the Bank's investment portfolio as of the dates indicated:

                                                             1995        1994        1993
                                                            -------     -------     -------
    Investment securities available-for-sale:
      U.S. Government and agency obligations..............  $11,856     $ 3,268     $ 7,803
      Municipal bonds.....................................      252       2,006       3,639
      Mortgage-backed securities..........................   11,969      10,889      19,034
                                                            -------     -------     -------
              Total available-for-sale....................   24,077      16,163      30,476
                                                            -------     -------     -------
    Investment securities held-to-maturity:
      U.S. Government and agency obligations..............    9,942      18,010      12,130
      Municipal bonds.....................................    2,228       2,229       1,489
      Mortgage-backed securities..........................    7,472       8,639          --
                                                            -------     -------     -------
              Total held-to-maturity......................   19,642      28,878      13,619
                                                            -------     -------     -------
              Total.......................................  $43,719     $45,041     $44,095
                                                            =======     =======     =======

     The following table sets forth, by maturity distribution, certain information pertaining to the Bank's investment securities portfolio ($ in thousands):

                               ONE YEAR          AFTER ONE YEAR      AFTER FIVE YEARS        DUE AFTER
                               OR LESS           TO FIVE YEARS         TO TEN YEARS          TEN YEARS              TOTAL
                          ------------------   ------------------   ------------------   ------------------   ------------------
                          CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE
                           VALUE      YIELD     VALUE      YIELD     VALUE      YIELD     VALUE      YIELD     VALUE      YIELD
                          --------   -------   --------   -------   --------   -------   --------   -------   --------   -------
December 31, 1995
  U.S. Government and
    agency
    obligations.........   $1,999      4.47%   $18,292      6.52%    $1,507      6.49%   $    --        --%   $21,798      6.33%
  Municipal
    securities..........       --        --        252      4.35      2,228      5.29         --        --      2,480      5.19
  Mortgage-backed
    securities..........      136      8.22      1,178      6.86         --        --     18,127      6.52     19,441      6.55
                           ------      ----    -------      ----     ------      ----    -------      ----    -------      ----
        Total...........   $2,135      4.71%   $19,722      6.51%    $3,735      5.77%   $18,127      6.52%   $43,719      6.36%
                           ======      ====    =======      ====     ======      ====    =======      ====    =======      ====

     During the year ended December 31, 1995 and the nine-month period ended September 30, 1996, the Bank's primary sources of funds consisted of principal payments on loans and investment securities, proceeds from sales and maturities of investment securities and net increases in deposits. The Bank used its capital resources principally to purchase investment securities and fund existing and continuing loan commitments. At December 31, 1995 and September 30, 1996, the Bank had commitments to originate loans totalling, respectively, $5.3 million and $8.7 million. Scheduled maturities of certificates of deposit during the 12 months following December 31, 1995 and September 30, 1996 totalled $49.9 million and $50.3 million as of those stated dates.

REGULATORY CAPITAL REQUIREMENTS

     For the purpose of evaluating what should constitute the minimum capital adequacy of a financial institution Federal banking regulators have adopted regulations which make reference to the institution's "Tier 1 leverage" capital and also to its "total" capital. In most instances, "Tier 1 leverage" capital will consist solely of funds permanently committed to the institution (i.e. stockholders' equity), less net intangible assets. Conversely, "total" capital (comprised of the sum of Tier 1 and supplementary, or Tier 2, capital) includes not only stockholders' equity, but an allowance for loan losses (subject to limitations). Under FDIC regulations, the Bank is required to meet certain minimum capital thresholds. The requirement is not a valuation allowance and has not been created by charges against earnings; rather it represents a restriction on stockholders' equity. The following chart compares the minimum capital ratios required by the FDIC to the ratios maintained by the Bank:

                                                                       REGULATORY    RATIOS OF
                                                                       REQUIREMENT   THE BANK
                                                                       -----------   ---------
    At December 31, 1995:
      Total capital to risk weighted assets..........................      8.00%       13.64%
      Tier I capital to risk weighted assets.........................      4.00        12.39
      Tier I capital to risk weighted assets -- leverage ratio.......      4.00         8.55
    At September 30, 1996:
      Total capital to risk weighted assets..........................      8.00%       13.05%
      Tier I capital to risk weighted assets.........................      4.00        11.80
      Tier I capital to risk weighted assets -- leverage ratio.......      4.00         8.59

ASSET AND LIABILITY MANAGEMENT

     As part of its asset and liability management, the Bank has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Bank's earnings. Management believes that these processes and procedures provide the Bank with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate-sensitive assets to rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Bank's results of operations, management continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term investments).

     The Bank has also maintained a relatively large portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 1995 and September 30, 1996, 28.9% and 25.8%, respectively, of the Bank's total assets consisted of cash and short-term U.S. Government securities, and its overall liquidity ratio was approximately 32.1% and 29.0% of total deposits.

     The Bank seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of the Bank's core deposit strategy is demonstrated by the stability of its money-market deposit accounts, savings accounts and NOW accounts, which, in the aggregate, totaled $52.9 million, representing 31.4% of total deposits at December 31, 1995, and $51.5 million or 29.8% of such deposits at September 30, 1996. These accounts bore a weighted-average nominal rate of 2.37% at December 31, 1995 and 2.24% at September 30, 1996. Management anticipates that these accounts will continue to increase and in the future comprise a significant portion of its deposit base.

     As of December 31, 1995, the Bank's cumulative one-year interest-rate sensitivity gap was a positive 18.85%, and at September 30, 1996 it was a positive 18.75%. Although management believes that the implementation of the referenced strategies has reduced the potential adverse effects of changes in interest rates on the Bank's results of operations, any substantial and prolonged increase in market interest rates could have an adverse impact on the Bank's results of operations. Management monitors the Bank's interest-rate sensitivity gap on a quarterly basis, using First Tennessee Bank to provide both a practical and a theoretical gap report. The practical gap report is based on the Federal Reserve Board's March 26, 1993 draft for incorporating Interest-Rate Risk into Risk-Based Capital Standards. Management believes that its present gap position is appropriate for the current interest-rate environment.

     The Bank's management goals are ahead of expectations in all areas, including liquidity, volatile dependency and rate sensitivity. Although management believes little can be done until the maturity of the Bank's deposits occur to effect changes in rate sensitivity, the asset mix continues to move toward less rate sensitivity for all time periods, and that while a negative gap will continue in the one year time period, it should decline in line with management goals.

             [The balance of this page is intentionally left blank]

     The following table sets forth certain information relating to the Bank's interest-earning assets and interest-bearing liabilities at December 31, 1995 that are estimated to mature or are scheduled to reprice within the period shown:

                                                            MORE THAN      MORE THAN
                                                           ONE YEAR TO       FIVE
                                             ONE YEAR      FIVE YEARS        YEARS        TOTAL
                                             ---------     -----------     ---------     --------
                                                            (DOLLARS IN THOUSANDS)
    Mortgage and commercial loans(1)(2):
      Adjustable rate (all property
         types)............................  $  56,666       $ 4,097        $    69      $ 60,832
      Fixed rate...........................      7,416        25,687         18,120        51,223
                                              --------       -------        -------      --------
              Total mortgage loans.........     64,082        29,784         18,189       112,055
    Consumer and other loans...............      5,300         4,120          2,689        12,109
    Interest-bearing deposits..............      1,092            --             --         1,092
    Investments(3)(4)......................     14,894        19,723          9,912        44,529
                                              --------       -------        -------      --------
              Total rate-sensitive
                assets.....................     85,368        53,627         30,790       169,785
                                              --------       -------        -------      --------
    Deposit accounts(5):
      Certificates of deposit..............     49,904        29,555            772        80,231
      Savings and NOW accounts.............     31,334            --             --        31,334
      Money-market accounts................     21,551            --             --        21,551
      Other borrowings.....................      1,965            --             --         1,965
                                              --------       -------        -------      --------
              Total rate-sensitive
                liabilities................    104,754        29,555            772       135,081
                                              --------       -------        -------      --------
    GAP (repricing differences)............  $ (19,386)      $24,072        $30,018      $ 34,704
                                              ========       =======        =======      ========
    Cumulative GAP.........................  $ (19,386)      $ 4,686        $34,704
                                              ========       =======        =======
    Cumulative GAP/total assets............     (10.36)%        2.50%         18.54%
                                              ========       =======        =======

---------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2) Excludes nonaccrual loans.
(3) Investments are scheduled through repricing and maturity dates.
(4) Includes Federal Homes Loan Bank stock.
(5) Checking accounts, NOW accounts, and savings accounts are regarded as ready accessible withdrawable accounts. All other time accounts are scheduled through the maturity dates.

     Loan Maturities. The table below sets forth the contractual maturity of the Bank's total loan portfolio at December 31, 1995. Demand loans, secured exclusively by passbook savings or CD's and having no stated schedule of repayments and no stated maturity, are reported as due within one year. The table does not reflect anticipated prepayments.

           YEARS ENDING              RESIDENTIAL REAL   COMMERCIAL REAL   CONSUMER AND
           DECEMBER 31,                ESTATE LOANS      ESTATE LOANS     OTHER LOANS     TOTAL
-----------------------------------  ----------------   ---------------   ------------   --------
                                                        (DOLLARS IN THOUSANDS)
1996...............................      $  3,127           $12,484         $ 24,753     $ 40,364
1997...............................         1,394            13,220            4,500       19,114
1998...............................         1,464            12,765            3,147       17,376
1999-2000..........................         1,907             8,384            2,465       12,756
2001-2011..........................         9,957             2,711            2,491       15,159
2012-2031..........................         9,867             2,691               --       12,558
2031 and thereafter................         6,823                14               --        6,837
                                          -------           -------          -------     --------
          Total....................      $ 34,539           $52,269         $ 37,356     $124,164
                                          =======           =======          =======     ========

     The following table shows the distribution of, and certain other information relating to, Fort Brooke Bank deposit accounts by type:

                                                          AT DECEMBER 31,
                                    ------------------------------------------------------------
                                           1995                 1994                 1993
                                    ------------------   ------------------   ------------------
                                                % OF                 % OF                 % OF
                                     AMOUNT    DEPOSIT    AMOUNT    DEPOSIT    AMOUNT    DEPOSIT
                                    --------   -------   --------   -------   --------   -------
                                                       (DOLLARS IN THOUSANDS)
    Demand deposits...............  $ 35,181     20.9%   $ 28,892     18.3%   $ 22,532     14.3%
    Savings and NOW deposits......    31,334     18.6      32,170     20.3      31,562     19.9
    Money market deposits.........    21,551     12.8      28,508     18.1      26,611     16.8
                                    --------    -----    --------    -----    --------    -----
              Subtotal............    88,066     52.3      89,570     56.7      80,705     51.0
                                    --------    -----    --------    -----    --------    -----
    Certificate of deposits:
      2.00% - 3.99%...............        --       --      15,405      9.8      30,613     19.4
      4.00% - 5.99%...............    54,201     32.2      50,135     31.7      27,204     17.2
      6.00% - 7.99%...............    26,030     15.5       2,767      1.8      16,356     10.3
      8.00% - 9.99%...............        --       --          --       --       3,331      2.1
      10.00% - 11.99%.............        --       --          --       --           3       --
                                    --------    -----    --------    -----    --------    -----
      Total certificates of
         deposit (1)..............    80,231     47.7      68,307     43.3      77,507     49.0
                                    --------    -----    --------    -----    --------    -----
      Total deposits..............  $168,297    100.0%   $157,877    100.0%   $158,212    100.0%
                                    ========    =====    ========    =====    ========    =====

---------------

(1) Includes individual retirement accounts ("IRAs") totalling $12,496,000 and $11,394,000 at December 31, 1995, 1994 and 1993, respectively, all of which are in the form of certificates of deposits.

     The following table shows the average amount of and the average rate paid on each of the following deposit account categories during the periods indicated:

                                                         YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------------
                                             1995                  1994                  1993
                                      ------------------    ------------------    ------------------
                                      AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE
                                      BALANCE     YIELD     BALANCE     YIELD     BALANCE     YIELD
                                      --------   -------    --------   -------    --------   -------
    Noninterest bearing checking
      accounts......................  $ 30,867        0%    $ 26,166        0%    $ 20,078        0%
    NOW and savings accounts........    31,331     2.11       32,086     2.03       28,579     2.08
    Money market accounts...........    23,296     2.96       27,158     2.38       22,576     2.35
    Certificates of deposit.........    74,911     5.52       70,157     4.48       78,395     4.44
                                      --------     ----     --------     ----     --------     ----
              Total deposits........  $160,405     3.42%    $155,567     2.86%    $149,628     3.08%
                                      ========     ====     ========     ====     ========     ====

     The following table presents for various interest rate categories the amounts of outstanding certificates of deposit at December 31, 1995 which mature during the periods indicated:

                                                         YEAR ENDING DECEMBER 31,
                                        -----------------------------------------------------------
                                                                                  2000
                                                                                  AND
                                         1996      1997      1998      1999    THEREAFTER    TOTAL
                                        -------   -------   -------   ------   ----------   -------
                                                          (DOLLARS IN THOUSANDS)
    December 31, 1995:
      4.00% - 4.99%...................  $ 7,727   $    --   $    --   $   --     $   --     $ 7,727
      5.00% - 5.99%...................   41,636               2,974    1,093        772      46,475
      6.00% - 6.99%...................      542    12,336     9,726       --      3,425      26,029
                                        -------   -------   -------   ------     ------     -------
              Total certificates of
                deposit...............  $49,905   $12,336   $12,700   $1,093     $4,197     $80,231
                                        =======   =======   =======   ======     ======     =======

     Jumbo certificates ($100,000 and over) outstanding as of December 31, 1995 mature as follows:

    Due within three months or less............................................  $ 4,762
    Due over three months to six months........................................    4,108
    Due over six months to one year............................................    1,861
    Due over one year..........................................................    5,105
                                                                                  ------
                                                                                 $15,836
                                                                                  ======

     The following table sets forth the net deposit flows of the Bank during the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                                   ------------------------
                                                                    1995     1994     1993
                                                                   -------   -----   ------
                                                                    (DOLLARS IN THOUSANDS)
    Net increase (decrease) before interest credited.............  $10,255   $(286)  $9,527
    Net interest credited........................................      165     (49)     (39)
                                                                   -------   -----   ------
    Net deposit increase (decrease)..............................  $10,420   $(335)  $9,488
                                                                   =======   =====   ======

COMPARISON OF NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995

     General. Net earnings for the nine months ended September 30, 1996 were $1,201,000 or $1.20 per share compared to $1,181,000 or $1.17 per share for 1995. The increase in earnings was primarily due to increased net interest income partially offset by the increase in noninterest expense during 1996. The increase in noninterest expense primarily resulted from the one-time SAIF recapitalization assessment.

     Interest Income and Expense. Interest income increased by $618,000 to $11.0 million for the nine month period ended September 30, 1996 compared to $10.4 million for the nine months ended September 30, 1995. Interest on loans increased $707,000 to $8.9 million due to an increase in the average loan portfolio balance for the nine months ended September 30, 1996 to $127.3 million compared to $113.3 million during the 1995 period. This increase was partially offset by a decrease in the weighted-average yield from 9.60% in 1995 to 9.28% in 1996. Interest on investment securities increased $27,000 to $1.9 million for the nine months ended September 30, 1996 due to an increase in the average yield investment securities portfolio from 5.90% in 1995 to 6.04% in 1996. Interest on other interest-earning assets decreased from $357,000 for the nine months ended September 30, 1995 to $241,000 for the nine months ended September 30, 1996 due to a decrease in the weighted average yield partially offset by an increase in the average balance of other interest-earning assets from 1995 to 1996.

     Interest expense on deposit accounts increased $219,000 to $4.3 million for the nine months ended September 30, 1996 from $4.0 million in 1995. The increase is due to an increase in the average rate paid on deposits and an increase in average interest-bearing deposits from 1995 to 1996.

     (Credit) Provision for Credit Losses. The (credit) provision for credit losses is (credited) charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses decreased $508,000 for the nine-month period ended September 30, 1996 compared to the same period for 1995. The allowance for credit losses is $1.9 million at September 30, 1996. While management believes the allowance for credit losses is adequate as of September 30, 1996, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.

     Noninterest Expense. Total noninterest expense increased $1.3 million to $6.0 million for the nine months ended September 30, 1996 from $4.8 million in 1995. The increase was primarily due to a one-time SAIF assessment on September 30, 1996. There were also increases in employee compensation, occupancy expense, real estate expense and professional fees. These were due to the opening of a new branch, merit salary raises and the formation of a bank holding company.

     Income Tax Provision. The income tax provision for the nine months ended September 30, 1996 and September 30, 1995 was $624,000 and $787,000,
respectively. Comparison of Years Ended December 1995 and 1994

COMPARISON OF YEARS ENDED DECEMBER 1995 AND 1994

     General. Net earnings for the year ended December 31, 1995 were $1.7 million or $1.65 per share compared to $619,000 or $.63 per share for 1994. The increase in earnings was due primarily to an increase in net interest income as well as a decrease in noninterest expense.

     Interest Income and Expense. Interest income increased $2.3 million or 19.9% to $13.9 million during the year ended December 31, 1995. Interest on loans increased $2.1 million to $10.9 million due to an increase in the weighted-average yield from 8.74% during the year ended December 31, 1994 to 9.50% during the year ended December 31, 1995. The increase was also due to an increase in the average loan portfolio from $100.9 million during 1994 to $114.5 million during 1995. Interest on investment securities increased $170,000 to $2.6 million due to an increase in the average yield from 5.07% during 1994 to 5.97% during 1995. This increase was partially offset by a decrease in the average amount invested in securities during 1995 compared with 1994.

     Interest expense on deposit accounts increased from $4.4 million for the year ended December 31, 1994 to $5.5 million for the year ended December 31, 1995. This increase was primarily the result of an increase in rates paid on deposits.

     Provision for Credit Losses. The provision for credit losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses increased from $184,000 for the year ended December 31, 1994 to $705,000 during 1995. The allowance for loan losses increased from $1.6 million at December 31, 1994 to $1.7 million at December 31, 1995. Nonperforming assets to total assets decreased to 1.10% at December 31, 1995 from 1.47% at December 31, 1994. While management believes that its allowance for loan losses is adequate as of December 31, 1995, future adjustments to the Bank's allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the determination.

     Noninterest Expense. Total noninterest expense decreased $1.1 million for the year ended December 31, 1995 from the year ended December 31, 1994. Compensation decreased $389,000 primarily as a result of a severance package with an officer of Merchant during 1994 with no corresponding amount in 1995. Occupancy expense decreased $336,000 primarily due to a decrease in rent expense resulting from the purchase of the Bank's headquarters as well as a general decrease in operating expenses. Other expenses decreased $334,000 due in part to the acquisition costs of Merchant incurred during 1994 with no corresponding amounts in 1995.

     Income Tax Provision. The income tax provision increased from $412,000 for the year ended December 31, 1994 to $1.1 million for 1995, due to increased earnings before income taxes.

COMPARISON OF YEARS ENDED DECEMBER 1994 AND 1993

     General. Net earnings for the year ended December 31, 1994 were $619,000 or $.63 per share compared to $923,000 or $.95 per share for 1993. The decrease in earnings was primarily due to increased noninterest expenses resulting from acquisition costs and a severance payment to a former officer of Merchant.

     Interest Income and Expense. Interest income increased $317,000 or 2.8% to $11.6 million during the year ended December 31, 1994. Interest on loans increased $34,000 to $8.8 million due to an increase in the weighted average yield from 8.55% during the year ended December 31, 1993 to 8.74% during the year ended December 31, 1994. The increase in yield was partially offset by a decrease in the average loan portfolio balance. Interest on investment securities increased $188,000 to $2.4 million due to an increase in the average amounts invested in securities during 1994 compared to 1993. This increase was partially offset by a decrease in the average yield earned during 1994.

     Interest expense on deposit accounts decreased from $4.6 million for the year ended December 31, 1993 to $4.4 million for the year ended December 31, 1994. This decrease was primarily the result of a decrease in rates paid on deposits.

     Provision for Credit Losses. The provision for credit losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for credit losses decreased from $344,000 for the year ended December 31, 1993 to $184,000 during 1994. The allowance for loan losses increased from $1.4 million at December 31, 1993 to $1.6 million at December 31, 1994.

     Noninterest Expense. Total noninterest expense increased $901,000 for the year ended December 31, 1994 from the year ended December 31, 1993. Compensation increased $398,000 primarily as a result of a severance package with an officer of Merchant and regular merit salary increases. Occupancy expense increased $310,000 primarily due to an increase in depreciation expense for building, furniture, fixtures and equipment and an increase in real estate taxes. Other expenses increased $252,000 primarily due to the acquisition costs of Merchant.

     Income Tax Provision. The income tax provision decreased from $522,000 for the year ended December 31, 1993 to $412,000 for 1994, primarily because of a decrease in earnings before income taxes.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

SELECTED QUARTERLY FINANCIAL DATA

     The following tables present summarized quarterly data (dollars in thousands, except per share amounts):

                                                            FIRST    SECOND     THIRD
                                                           QUARTER   QUARTER   QUARTER    TOTAL
                                                           -------   -------   -------   -------
    Nine Months Ended September 30, 1996
      Interest income....................................  $ 3,568   $ 3,701   $ 3,728   $10,997
      Interest expense...................................    1,455     1,411     1,458     4,324
                                                            ------    ------    ------   -------
      Net interest income................................    2,113     2,290     2,270     6,673
      Provision for credit losses........................       22       (61)        9       (30)
                                                            ------    ------    ------   -------
      Net interest income after provision for credit
         losses..........................................    2,091     2,351     2,261     6,703
      Other income.......................................      389       351       391     1,131
      Other expense......................................    1,721     1,896     2,392     6,009
                                                            ------    ------    ------   -------
      Earnings before income tax provision...............      759       806       260     1,825
      Income tax provision...............................      258       274        92       624
                                                            ------    ------    ------   -------
      Net earnings.......................................  $   501   $   532   $   168   $ 1,201
                                                            ======    ======    ======   =======
      Earnings per share.................................  $  0.50   $  0.53   $  0.17   $  1.20
                                                            ======    ======    ======   =======

                                                FIRST    SECOND     THIRD    FOURTH
                                               QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                               -------   -------   -------   -------   -------
Year Ended December 31, 1995
  Interest income............................  $3,301    $3,502    $3,528    $3,598    $13,929
  Interest expense...........................   1,236     1,383     1,486     1,483      5,588
                                               ------    ------    ------    ------    -------
  Net interest income........................   2,065     2,119     2,042     2,115      8,341
  Provision for credit losses................      19       155       304       227        705
                                               ------    ------    ------    ------    -------
  Net interest income after provision for
     credit losses...........................   2,046     1,964     1,738     1,888      7,636
  Other income...............................     318       315       343       290      1,266
  Other expense..............................   1,641     1,545     1,570     1,373      6,129
                                               ------    ------    ------    ------    -------
  Earnings before income tax provision.......     723       734       511       805      2,773
  Income tax provision.......................     289       294       204       322      1,109
                                               ------    ------    ------    ------    -------
  Net earnings...............................  $  434    $  440    $  307    $  483    $ 1,664
                                               ======    ======    ======    ======    =======
  Earnings per share.........................  $  .43    $  .44    $  .31    $  .48    $  1.65
                                               ======    ======    ======    ======    =======

                                                FIRST    SECOND     THIRD    FOURTH
                                               QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                               -------   -------   -------   -------   -------
Year Ended December 31, 1994
  Interest income............................  $2,675    $2,876    $2,938    $3,124    $11,613
  Interest expense...........................   1,104     1,115     1,133     1,152      4,504
                                               ------    ------    ------    ------    -------
  Net interest income........................   1,571     1,761     1,805     1,972      7,109
  Provision for credit losses................       3        --        15       166        184
                                               ------    ------    ------    ------    -------
  Net interest income after provision for
     credit losses...........................   1,568     1,761     1,790     1,806      6,925
  Other income...............................     328       318       336       337      1,319
  Other expense..............................   1,760     1,931     1,707     1,815      7,213
                                               ------    ------    ------    ------    -------
  Earnings before income tax provision.......     136       148       419       328      1,031
  Income tax provision.......................      54        59       166       133        412
                                               ------    ------    ------    ------    -------
  Net earnings...............................  $   82    $   89    $  253    $  195    $   619
                                               ======    ======    ======    ======    =======
  Earnings per share.........................  $  .08    $  .09    $  .25    $  .20    $   .63
                                               ======    ======    ======    ======    =======

                             BUSINESS OF BANCGROUP

GENERAL

     BancGroup is a bank holding company registered under the BHCA. It was organized in 1974 under the laws of Delaware. BancGroup operates wholly owned commercial banking subsidiaries in the states of Alabama, Florida, Georgia and Tennessee, each under the name "Colonial Bank," a second banking subsidiary in Florida, Colonial Bank of South Florida, and a federal savings bank in Florida, Colonial Bank, FSB, and Dalton/Whitfield Bank & Trust Company, Dalton, Georgia. Colonial Bank conducts a full service commercial banking business in the state of Alabama through 110 branches. In Tennessee, Colonial Bank conducts a general commercial banking business through three branches. In Georgia, Colonial Bank operates eleven branches in the Atlanta area and Dalton/Whitfield Bank & Trust operates 3 branches in the Dalton area. In Florida, Colonial Bank operates eleven branches in the Orlando and Ormond Beach areas. Colonial Bank of South Florida operates nine branches in Dade, Broward and Palm Beach Counties, and Colonial Bank, FSB, operates six branches in Eustis and Lake County. Colonial Mortgage Company, a subsidiary of Colonial Bank in Alabama, is a mortgage banking company which services approximately $10 billion in residential loans which originates mortgages in 29 states through 6 regional offices. BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (44%) and residential real estate loans (35%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.

PROPOSED AFFILIATE BANKS

     Since September 30, 1996, BancGroup has acquired by merger four banking institutions, First Family Financial Corporation, Tomoka Bancorp, Inc. and Jefferson Bancorp, Inc., located in Florida, and D/W Bankshares, Inc., located in Georgia, with aggregate assets and stockholders' equity acquired of $830.8 and $63.2 million, respectively into BancGroup. These mergers are included in the pro forma statements contained herein.

          See "THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES -- Condensed Pro Forma Statements of Condition (Unaudited)."

     BancGroup has entered into a definitive agreement to acquire Shamrock Holding, Inc. (which operates The Union Bank in Evergreen, Alabama). Pursuant to that agreement, BancGroup will make a cash offer to purchase all of the outstanding shares of that bank's holding company for an aggregate cash price of approximately $11,482,000, subject to regulatory approval and other conditions. The Union Bank has total assets of approximately $53 million and stockholders' equity of $7.8 million.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

     As of January 10, 1997, BancGroup had issued and outstanding 18,797,859 shares of BancGroup Common Stock with 5,747 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 979,088 shares of BancGroup Common Stock were subject to issue upon exercise of options pursuant to BancGroup's stock option plans and up to 256,400 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 44,000,000 shares of BancGroup Common Stock authorized.

     On February 21, 1995, BancGroup concluded a reclassification of its Class A and Class B Common Stock into one class of Common Stock. The reclassification was approved by BancGroup's stockholders on December 8, 1994. On February 24, 1995, the Common Stock of BancGroup was listed for trading on the NYSE.

     The following table shows those persons who are known to BancGroup to be beneficial owners as of January 10, 1997, of more than five percent of BancGroup's outstanding Common Stock.

                                                                              PERCENTAGE
                                                                COMMON         OF CLASS
                      NAME AND ADDRESS                          STOCK       OUTSTANDING(1)
                      ----------------                        ----------    --------------
Robert E. Lowder(2).........................................   1,437,409(3)      7.27%
  Post Office Box 1108
  Montgomery, AL 36101
James K. Lowder.............................................   1,099,649         5.56%
  Post Office Box 250
  Montgomery, AL 36142
Thomas H. Lowder............................................   1,073,053         5.43%
  Post Office Box 11687
  Birmingham, AL 35202

---------------

(1) Percentages are calculated assuming the issuance of 979,088 shares of Common Stock pursuant to BancGroup's stock option plans.
(2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers. Robert E. Lowder's mother, Catherine K. Lowder, owns 85,442 shares of Common Stock. Mr. Lowder disclaims any beneficial interest in such shares.
(3) Includes 90,510 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of January 10, 1997.

                                                                               PERCENTAGE
                                                               COMMON           OF CLASS
                            NAME                                STOCK        OUTSTANDING(1)
                            ----                              ---------      --------------
DIRECTORS
Young J. Boozer.............................................      7,146(2)           *
William Britton.............................................      6,808              *
Jerry J. Chesser............................................     73,295              *
Augustus K. Clements, III...................................      9,476              *
Robert S. Craft.............................................      5,997              *
Patrick F. Dye..............................................     18,980(3)           *
Clinton O. Holdbrooks.......................................    145,932(4)           *
D. B. Jones.................................................     10,064(5)           *
Harold D. King**............................................     77,729              *
Robert E. Lowder**..........................................  1,437,409(6)        7.27%
John Ed Mathison............................................     14,227              *
Milton E. McGregor..........................................          0              *
John C. H. Miller, Jr.......................................     15,243(7)           *
Joe D. Mussafer.............................................     10,000              *
William E. Powell, III......................................      6,959              *
J. Donald Prewitt***........................................     88,544(8)           *
Jack H. Rainer..............................................      1,345              *
Frances E. Roper............................................    182,034              *
Ed V. Welch.................................................     14,825              *
EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Young J. Boozer, III........................................     22,914(2)(9)         *
W. Flake Oakley, IV.........................................     16,808(9)           *
Michelle Condon.............................................      9,274(9)           *
All Executive Officers and Directors as a Group.............  2,165,671          10.95%

---------------

   * Represents less than one percent.
  ** Executive Officer.
 *** Mr. Prewitt was added as a director by resolution of the BancGroup Board on July 17, 1996. Mr. Prewitt, 54, was the Chairman of the Board of Southern Banking Corporation, Orlando, Florida, which was merged into BancGroup on July 3, 1996. Mr. Prewitt is a real estate developer and is president of his own company, Land Sales of Central Florida, Inc., located in Orlando. Mr. Prewitt is also a director of Colonial Bank, Orlando.
 (1) Percentages are calculated assuming the issuance of 979,088 shares of Common Stock pursuant to BancGroup's stock option plans.
 (2) Includes 500 shares of Common Stock out of 1,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer.
 (3) Includes 17,980 shares of Common Stock subject to options exercisable under BancGroup's stock option plans.
 (4) Includes 12,262 shares of Common Stock subject to options under BancGroup's stock option plans, and 39,499 shares over which Mr. Holdbrooks serves as trustee.
 (5) Mr. Jones holds power to vote these shares as trustee.
 (6) These shares include 90,510 shares of Common Stock subject to options under BancGroup's stock option plans. See the table at "Voting Securities and Principal Stockholders."
 (7) Includes 5,000 shares subject to options.

 (8) Includes 35,802 shares subject to stock options.
 (9) Young J. Boozer, III, W. Flake Oakley, IV and Michelle Condon, hold options respecting 12,500, 9,000 and 5,000 shares of Common Stock, respectively, pursuant to BancGroup's stock option plans.
(10) Includes shares subject to options.

MANAGEMENT INFORMATION

     Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1995, at items 10, 11, and 13 and is incorporated herein by reference.

CERTAIN REGULATORY CONSIDERATIONS

     BancGroup is a registered bank holding company subject to supervision and regulation by the Federal Reserve. As such, it is subject to the BHCA and many of the Federal Reserve's regulations promulgated thereunder. It is also subject to regulation by the OTS, as a savings and loan holding company, and by the Georgia Department of Banking and Finance.

     BancGroup's subsidiary banks (the "Subsidiary Banks") are subject to supervision and examination by applicable federal and state banking agencies. The deposits of the Subsidiary Banks are insured by the FDIC to the extent provided by law. The FDIC assesses deposit insurance premiums the amount of which may, in the future, depend in part on the condition of the Subsidiary Banks. Moreover, the FDIC may terminate deposit insurance of the Subsidiary Banks under certain circumstances. Both the FDIC and the respective state regulatory authorities have jurisdiction over a number of the same matters, including lending decisions, branching and mergers.

     One limitation under the BHCA and the Federal Reserve's regulations requires that BancGroup obtain prior approval of the Federal Reserve before BancGroup acquires, directly or indirectly, more than five percent of any class of voting securities of another bank. Prior approval also must be obtained before BancGroup acquires all or substantially all of the assets of another bank, or before it merges or consolidates with another bank holding company. BancGroup may not engage in "non-banking" activities unless it demonstrates to the Federal Reserve's satisfaction that the activity in question is closely related to banking and a proper incident thereto. Because BancGroup is a registered bank holding company, persons seeking to acquire 25 percent or more of any class of its voting securities must receive the approval of the Federal Reserve. Similarly, under certain circumstances, persons seeking to acquire between 10 percent and 25 percent also may be required to obtain prior Federal Reserve approval.

     In 1989 Congress expressly authorized the acquisition of savings associations by bank holding companies. BancGroup must obtain the prior approval of the Federal Reserve and the OTS (among other agencies) before making such an acquisition and must demonstrate that the likely benefits to the public of the proposed transaction (such as greater convenience, increased competition, or gains in efficiency) outweigh potential burdens (such as an undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices).

     Following enactment in 1991 of the FDIC Improvement Act, banks now are subject to increased reporting requirements and more frequent examinations by the bank regulators. The agencies also now have the authority to dictate certain key decisions that formerly were left to management, including compensation standards, loan underwriting standards, asset growth, and payment of dividends. Failure to comply with these new standards, or failure to maintain capital above specified levels set by the regulators, could lead to the imposition of penalties or the forced resignation of management. If a bank becomes critically undercapitalized, the bank agencies have the authority to place an institution into receivership or require that the bank be sold to, or merged with, another financial institution.

     In September 1994 Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. This legislation, among other things, amended the BHCA to permit bank holding companies, subject to certain limitations, to acquire either control or substantial assets of a bank located in states other than that bank holding company's home state regardless of state law prohibitions. This legislation became effective on September 29, 1995. In addition, this legislation also amended the Federal Deposit Insurance Act to permit, beginning on June 1, 1997 (or earlier where state legislatures provide express authorization), the merger of insured banks with banks in other states.

     The officers and directors of BancGroup and the Subsidiary Banks are subject to numerous insider transactions restrictions, including limits on the amount and terms of transactions involving the Subsidiary Banks, on the one hand, and their principal stockholders, officers, directors, and affiliates on the other. There are a number of other laws that govern the relationship between the Subsidiary Banks and their customers. For instance, the Community Reinvestment Act is designed to encourage lending by banks to persons in low and moderate income areas. The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide full disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit, for instance, conditioning the availability or terms of credit on the purchase of another banking product) further restrict the Subsidiary Banks' relationships with their customers.

     On September 30, 1996, Congress passed and the President signed a continuing resolution which directed the FDIC to set a one-time special assessment on SAIF-insured deposits in an amount sufficient to capitalize the Savings Association Insurance Fund ("SAIF") at the reserve level previously mandated by statute. The FDIC Board met on October 8, 1996, and set this special assessment at $0.657 per $100 of SAIF-insured deposits. Though the special assessment applies to SAIF-insured deposits, the special assessment, under the legislation enacted into law on September 30, 1996, will not be applied to 20% of those SAIF-insured deposits held by certain so-called Oakar and Sasser institutions. Thus, the special assessment's effective rate with respect to the SAIF-insured deposits in such institutions will be $0.525 per $100 of their SAIF-insured deposits. In addition, the legislation enacted by Congress provides that the annual $800-million FICO bond service will be shared by both BIF-insured institutions and SAIF-insured institutions. Prior to this legislation, this bond service was the obligation of SAIF members only. This sharing of the FICO bond service obligation, coupled with the capitalization of SAIF to the mandatory reserve level, will cause the regular SAIF deposit insurance premium rate to fall from $0.23 per $100 of SAIF-insured deposits to under $0.07, assuming the SAIF does not incur any large losses which would necessitate recapitalization of the Fund. The regular BIF deposit insurance premium rate will be under $0.02 per $100 of BIF-insured deposits. The differential between BIF and SAIF caused by the FICO bond service will terminate on December 31, 1999, after which time the FICO bond service will be divided on a strictly pro rata basis and SAIF and BIF rates will be equal unless one of the deposit insurance funds requires recapitalization. BIF and SAIF premium rates will be approximately $0.024 per $100 of deposits after December 31, 1999. In the event of a merger of the thrift and bank charters, the differential could be eliminated prior to December 31, 1999. The legislation also provides for a merger of SAIF and BIF if charter merger occurs. Such a merger of the funds, assuming a merger of the charters has taken place, would occur on January 1, 1999. BancGroup's subsidiary banks hold deposits which are insured by both SAIF and BIF. The SAIF-insured deposits in all of BancGroup's subsidiary institutions total approximately $850 million, before adjusting for certain allowances such as the 20 percent discount referenced above, which would be subject to the special assessment.

     It should be noted that supervision, regulation, and examination of BancGroup and the Subsidiary Banks are intended primarily for the protection of depositors, not stockholders.

                     BUSINESS OF FORT BROOKE BANCORPORATION

GENERAL

     Fort Brooke was incorporated on March 14, 1996, and on July 10, by way of a triangular merger transaction undertaken with all requisite regulatory approvals, acquired a 100% equity ownership interest in the Bank. Aside from organizational activities and those associated with the referenced filing and the negotiation and approval of such acquisition, Fort Brooke has engaged in no business activities other than by way of its ownership of the Bank's shares and resulting oversight of its operations.

     The Bank was chartered by the State of Florida as a capital stock savings and loan association in December 1980 and commenced operations in March 1981. During its period of activity in that capacity, the Bank operated as a traditional savings institution, attracting checking and savings deposits from the general public and using such deposits, together with funds from other sources, to originate loans secured by mortgages on residential and commercial real estate located primarily in Florida. To a lesser extent, the Bank also originated construction loans, lines of credit and installment loans. Its income was primarily derived from interest and fees received in connection with real estate and other loans and interest earned on mortgage-backed securities. Interest on savings deposits and general and administrative expenses were the Bank's major expense items. On December 31, 1991, the Bank was converted to a Florida chartered commercial bank having no membership in the Federal Reserve System.

     The Bank currently employs 107 personnel and engages in the general business of personal and commercial banking in the Brandon, Plant City, Seffner, Apollo Beach, downtown Tampa, Carrollwood and Westshore areas of Hillsborough County, Florida, relying for its primary sources of deposits upon personal and business checking, savings and specialized deposit accounts. The Bank's primary sources of loans include residential mortgage loans, secured and unsecured commercial and consumer loans, including construction and permanent mortgage loans, revolving credit lines, automobile and home improvement loans and education loans. Fort Brooke's directors expect the Bank to contribute to the development of those areas of Hillsborough County within which it operates by assisting in the growth of the businesses therein located.

     In mid-1994, the Bank effected a statutory merger with The Merchant Bancorporation of Florida, Inc., a one bank holding company incorporated in 1983 ("MBF"), and its wholly owned subsidiary, The Merchant Bank of Florida, a Florida commercial bank ("Merchant"). Under the terms of the merger agreement, each of MBF and Merchant was merged into the Bank and MBF's shareholders received shares of the Bank's common stock in exchange for the relinquishment and cancellation of their MBF shares. The merger increased the Bank's shareholders and the number of shares of its single class of common stock then issued and outstanding, of which 52.5% were held by former Bank shareholders and 47.5% by former holders of MBF shares. It also resulted in an expansion of the Bank's board of directors, from ten to 15 (currently 14), and in the election of five former MBC directors to fill the newly established seats.

MARKET AREA

     All of the Bank's eight existing offices are located in Hillsborough County, Florida which is a part of the Tampa Bay Metropolitan Statistical Area. A Standard Metropolitan Statistical Area (an "SMSA"), as defined by the U.S. Census Bureau, is a geographic area with a significant population nucleus, along with any adjacent communities that have a high degree of economic and social integration with that nucleus. As of January 1, 1996, the latest estimate available, the Tampa Bay SMSA had a population of more than 2.2 million, ranking it 23rd in the nation, and was designated as one of the fastest growing regions in the country. Hillsborough County accounted for close to half of that figure.

     While changing conditions involving the infrastructure requirements of various geographic locations around the country have limited economic growth and population expansion, the Bank's market area has continued to grow because of the area's ability to attract new residents to its favorable year round climate and its relatively stable economic environment. Although the major economic base in the market area is service, retail, real estate development and manufacturing businesses, there also has been a growth in tourism. The

Bank believes that its office locations are situated so as to take advantage of the existing and expected economic and demographic growth in the market area.

PROPERTIES

     Fort Brooke's main office is located at 510 Vonderburg Drive, in the Brandon area of Hillsborough County, on a 2.5 acre site situated within several blocks of the central Brandon business district. Owned by the Bank, the building is three stories in height, containing approximately 47,000 square feet, with central core facilities for private access. The first floor comprises the Bank's main office and includes an atrium lobby, eight teller stations, safe deposit booths and related non-vault area, vault, operations areas, lounge and miscellaneous areas. The second floor includes the corporate headquarters of Fort Brooke and the Bank and the third floor houses the Bank's residential mortgage loan department, with the bulk of the floor being under lease to several unrelated parties. A drive-through facility, adequate paved parking and limited under cover parking are also on the premises. Management of the Bank believes the location to be convenient to both commercial and individual customers and that such accessibility is of a competitive advantage. In addition to its main office, the Bank maintains a full-service branch office located in the Brandon area, one in Plant City (18 miles east of its headquarters office), one in Seffner (several miles to the northeast of the central Brandon area), one each in its Apollo Beach and Carrollwood secondary market areas, and additional offices in downtown Tampa and the Westshore commercial area. The Bank owns the land and building on which three of its seven branch offices are located. It leases its other four branch office sites, with short-term lease renewal dates ranging all occurring in mid-1997.

COMPETITION

     All phases of the Bank's business are highly competitive and it has been subject to severe competitive pressures in its operations as a commercial bank. The Bank competes with local commercial banks as well as numerous regionally based commercial banks, credit unions and savings and loan associations, many of which have assets, capital and lending limits larger than the Bank. It is one of approximately 25 commercial banks that have some 190 offices located within Hillsborough County. The Bank, along with other commercial banks, also competes with respect to its lending activities, as well as in attracting demand deposits, with savings banks, savings and loan associations, insurance companies, regulated small loan companies, credit unions and with the issuers of commercial paper and other securities, such as shares in money market funds. Among the advantages larger institutions have over the Bank are their ability to finance wide ranging advertising campaigns and to allocate their investment assets to products of highest yields and demand. By virtue of their greater total capital, such institutions have substantially higher lending limits than the Bank (legal lending limits to an individual customer being limited to a percentage of a bank's total capital accounts). Fort Brooke expects that if the Merger is consummated these advantages will render the Bank more competitive and benefit its continued growth and profitability. It will, in that event, continue to focus on the smaller commercial customer because this segment appears to offer the greatest concentration of potential business and historically has tended to demonstrate a higher degree of loyalty in its banking relationships.

PRINCIPAL HOLDERS OF COMMON STOCK

     Fort Brooke's authorized capital stock consists of 10,000,000 shares of common stock, par value $.001, of which 990,553 shares are currently issued and outstanding. There are reserved for issuance upon exercise of stock options granted under the terms of the Bank's Non-Qualified Stock Option Plan, which was assumed by Fort Brooke an additional 59,875 of such shares.

     The following table enumerates, as of December 31, 1996, the name, position with Fort Brooke or the Bank, if any, and ownership, both by numerical holding and percentage interest, of each person known to own more than five percent of Fort Brooke's outstanding common stock, each of the directors of Fort Brooke, individually, and all of the directors and executive officers of Fort Brooke and the Bank as a group:

                  NAME AND POSITION                        # OF SHARES            PERCENTAGE
                 OF BENEFICIAL OWNER                  BENEFICIALLY OWNED(1)      OWNERSHIP(2)
                 -------------------                  ---------------------      ------------
John D. Adams, Secretary and Director................         43,580                 4.40%
Melvin R. Belisle, Director..........................         28,142                 2.84
Tommy W. Brown, Director.............................         10,367                 1.05
Richard H. Eatman, President, Chief Executive Officer
  and Director(3)....................................         41,528                 4.08
H. Rex Etheredge, Director...........................          1,391                  .14
Joseph Garcia, Director..............................         10,999                 1.11
Riley L. Hogan, Jr., Director........................         17,492                 1.77
A. D. "Sandy" MacKinnon, Director....................          9,100                  .92
Thomas H. Miller, Chairman of the Board..............         75,070                 7.58
Charles W. Poe, Director.............................         32,153                 3.25
William F. Poe, Director.............................         19,730                 1.99
Reese T. Poppell, Director...........................          3,300                  .33
Sam Rampello, Director...............................          4,630                  .47
David C. Worthington, Director.......................         12,874                 1.30
All directors and executive officers as a group (37
  persons, including those above named)..............        343,346                33.70%

---------------

(1) In accordance with applicable regulations, a person will be deemed to be the beneficial owner of a security if he or she has or shares voting or investment power with respect to such security or has the right to acquire such ownership within the succeeding 60 day period.
(2) In calculating the percentage ownership for a given individual or group, the number of shares of Common Stock deemed outstanding will include unissued shares subject to options which are exercisable within the succeeding 60 day period.
(3) Includes 28,250 shares which are subject to purchase by Mr. Eatman upon exercise of option grants, and an additional 435 shares held by Mr. Eatman's wife, as to which he disclaims beneficial ownership.

                         ADJOURNMENT OF SPECIAL MEETING

     Approval of the Merger by Fort Brooke's shareholders requires the affirmative vote of at least a majority of the total votes eligible to be cast at the Special Meeting. In the event there are an insufficient number of shares of Fort Brooke Common Stock present in person or by proxy at the Special Meeting to approve the Merger, Fort Brooke's Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Merger and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no votes." If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

     The effect of any such adjournment would be to permit Fort Brooke to solicit additional proxies for approval of the Merger. While such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Merger, an adjournment would afford Fort Brooke the opportunity to solicit additional proxies in favor of the Merger.

                                 OTHER MATTERS

     The Board of Directors of Fort Brooke is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of Fort Brooke.

             DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

     In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1997 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192, no later than 120 calendar days in advance of the date of March 18, 1997.

                                 LEGAL MATTERS

     Certain legal matters regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup and of Colonial Bank, is a partner. Such firm received fees for legal services performed in 1995 of $1,305,633. John C. H. Miller, Jr. owns 10,243 shares of Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1995 of $58,070.

                                    EXPERTS

     Coopers & Lybrand L.L.P. serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup as of December 31, 1995 and 1994 and for each of the three years ended December 31, 1995 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     Hacker, Johnson, Cohen & Grieb serves as the independent auditors for Fort Brooke. The bank's consolidated financial statements as of December 31, 1995 and 1994 and for the three years ended December 31, 1995, 1994 and 1993 that are in this Prospectus in reliance upon the report of such firm, are given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF FORT BROOKE PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE SECRETARY OF FORT BROOKE PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                           FORT BROOKE BANCORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED YEAR END FINANCIAL STATEMENTS -- FORT BROOKE BANK
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets
  December 31, 1995 and 1994................................   F-3
Consolidated Statements of Earnings for each of the years in
  the Three Year Period Ended December 31, 1995.............   F-4
Consolidated Statements of Stockholders' Equity for each of
  the Years in the Three Year Period Ended December 31,
  1995......................................................   F-5
Consolidated Statements of Cash Flows for each of the Years
  in the Three Year Period Ended December 31, 1995..........   F-6
Notes to Consolidated Financial Statements for each of the
  Years in the Three Year Period Ended December 31, 1995....   F-7
UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS -- FORT
  BROOKE BANCORPORATION
Condensed Consolidated Balance Sheet -- September 30, 1996
  (unaudited)...............................................  F-21
Condensed Consolidated Statements of Earnings for the Nine
  months ended September 30, 1996 and 1995 (unaudited)......  F-22
Condensed Consolidated Statement of Stockholders' Equity....  F-23
Condensed Consolidated Statements of Cash Flows for the Nine
  months ended September 30, 1996 and 1995 (unaudited)......  F-24
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-25

     All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Financial Statements and related Notes.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Fort Brooke Bank
Brandon, Florida:

     We have audited the consolidated balance sheets of Fort Brooke Bank and Subsidiary (the "Bank") as of December 31, 1995 and 1994 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

HACKER, JOHNSON, COHEN & GRIEB
Tampa, Florida
February 9, 1996

                                FORT BROOKE BANK

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            AT DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                            ASSETS
Cash and due from banks................................................  $ 11,997     $  8,436
                                                                         --------     --------
Investment securities:
  Available for sale, at market value..................................    24,077       16,163
  Held to maturity, at cost (market value of $19,726 and $27,813)......    19,642       28,878
                                                                         --------     --------
  Total investment securities..........................................    43,719       45,041
                                                                         --------     --------
Loans, net of allowance for credit losses of $1,702 and $1,562.........   122,511      112,370
Other real estate owned................................................     1,147        1,847
Premises and equipment, net............................................     4,723        4,431
Federal Home Loan Bank stock...........................................       809          809
Accrued interest receivable............................................     1,266        1,104
Deferred tax asset.....................................................       211          529
Other assets...........................................................       733          743
                                                                         --------     --------
          Total........................................................  $187,116     $175,310
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand deposits......................................................  $ 35,181     $ 28,892
  Savings and NOW deposits.............................................    31,334       32,170
  Money market deposits................................................    21,551       28,508
  Other time deposits..................................................    80,231       68,307
                                                                         --------     --------
          Total deposits...............................................   168,297      157,877
Advances by borrowers for taxes and insurance..........................       128          202
Short term borrowings..................................................     1,965        2,718
Accrued interest payable...............................................       490          325
Current income taxes...................................................       158          126
Other liabilities......................................................       278          305
                                                                         --------     --------
          Total liabilities............................................   171,316      161,553
                                                                         --------     --------
Commitments and contingency (Notes 7 and 15)
Stockholders' equity:
  Common stock, $8 par value; 2,000,000 shares authorized, 1,005,920
     and 914,644 issued and outstanding................................     8,047        7,317
  Additional paid-in capital...........................................     4,571        3,944
  Retained earnings....................................................     3,298        2,994
  Unrealized loss on investment securities.............................      (116)        (498)
                                                                         --------     --------
          Total stockholders' equity...................................    15,800       13,757
                                                                         --------     --------
          Total........................................................  $187,116     $175,310
                                                                         ========     ========

          See accompanying Notes to Consolidated Financial Statements.

                                FORT BROOKE BANK

                      CONSOLIDATED STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               1995         1994        1993
                                                            ----------    --------    --------
Interest income:
  Interest on loans.......................................  $   10,883    $  8,824    $  8,790
  Interest on investment securities.......................       2,567       2,397       2,209
  Other interest..........................................         479         392         297
                                                            ----------    --------    --------
          Total interest income...........................      13,929      11,613      11,296
                                                            ----------    --------    --------
Interest expense:
  Interest on deposits....................................       5,487       4,448       4,606
  Interest on other borrowings............................         101          56          24
                                                            ----------    --------    --------
          Total interest expense..........................       5,588       4,504       4,630
                                                            ----------    --------    --------
          Net interest income.............................       8,341       7,109       6,666
Provision for credit losses...............................         705         184         344
                                                            ----------    --------    --------
          Net interest income after provision for credit
            losses........................................       7,636       6,925       6,322
                                                            ----------    --------    --------
Noninterest income:
  Other fees and service charges..........................       1,206       1,173       1,171
  Gain (loss) on sale of investment securities............         (24)        (16)         40
  Other income............................................          84         162         224
                                                            ----------    --------    --------
          Total noninterest income........................       1,266       1,319       1,435
                                                            ----------    --------    --------
Noninterest expense:
  Employee compensation and benefits......................       2,960       3,349       2,951
  Occupancy...............................................       1,123       1,459       1,149
  Data processing.........................................         330         306         238
  Federal insurance premium...............................         329         400         429
  Advertising.............................................         100          94         160
  Real estate expense.....................................         137         141         186
  Professional fees.......................................         165         145         132
  Other...................................................         985       1,319       1,067
                                                            ----------    --------    --------
          Total noninterest expense.......................       6,129       7,213       6,312
                                                            ----------    --------    --------
Earnings before income tax provision......................       2,773       1,031       1,445
          Income tax provision............................       1,109         412         522
                                                            ----------    --------    --------
Net earnings..............................................  $    1,664    $    619    $    923
                                                            ==========    ========    ========
Earnings per share........................................  $     1.65    $    .63    $    .95
                                                            ==========    ========    ========
Weighted average number of shares outstanding.............   1,005,920     984,711     966,864
                                                            ==========    ========    ========

          See accompanying Notes to Consolidated Financial Statements.

                                FORT BROOKE BANK

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                   UNREALIZED
                                                                                  GAIN (LOSS)
                                                        ADDITIONAL                     ON             TOTAL
                                  NUMBER OF   COMMON     PAID-IN     RETAINED      INVESTMENT     STOCKHOLDERS'
                                   SHARES      STOCK     CAPITAL     EARNINGS      SECURITIES        EQUITY
                                  ---------   -------   ----------   ---------   --------------   -------------
Balance at December 31, 1992....    878,967   $7,032      $3,936      $ 1,572            --          $12,540
  Net earnings..................         --       --          --          923            --              923
  Dividend......................         --       --          --         (120)           --             (120)
  Unrealized gain on investment
     securities ................         --       --          --           --        $  128              128
                                  ---------   ------      ------      -------         -----          -------
Balance at December 31, 1993....    878,967    7,032       3,936        2,375           128           13,471
  Net earnings..................         --       --          --          619            --              619
  Issuance of common stock .....     35,677      285           8           --            --              293
  Unrealized loss on investment
     securities ................         --       --          --           --          (626)            (626)
                                  ---------   ------      ------      -------         -----          -------
Balance at December 31, 1994....    914,644    7,317       3,944        2,994          (498)          13,757
  Net earnings..................         --       --          --        1,664            --            1,664
  Stock dividend................     91,276      730         627       (1,357)           --               --
  Payment fractional shares ....         --       --          --           (3)           --               (3)
  Unrealized gain on investment
     securities.................         --       --          --           --           382              382
                                  ---------   ------      ------      -------         -----          -------
Balance at December 31, 1995....  1,005,920   $8,047      $4,571      $ 3,298        $ (116)         $15,800
                                  =========   ======      ======      =======         =====          =======

          See accompanying Notes to Consolidated Financial Statements.

                                FORT BROOKE BANK

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
Cash flows from operating activities:
  Net earnings.............................................  $  1,664     $    619     $    923
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation..........................................       482          594          440
     Provision for credit losses...........................       705          184          344
     Loss (gain) from sale of investment securities........        24           16          (40)
     Gain on sale of loans.................................        --           --         (168)
     Net amortization of fees, premiums and discounts......      (115)        (148)         101
     FHLB stock dividend...................................        --           --          (43)
     Write-down on other real estate owned.................        55           81           77
     Loss (gain) on sale of other real estate owned........        38          (34)          (9)
     Decrease (increase) in other assets...................        10          (55)         156
     (Increase) decrease in accrued interest receivable....      (162)        (191)          20
     Increase (decrease) in accrued interest payable.......       165          (49)         (39)
     Deferred income tax provision (credit)................        64         (263)         (75)
     Increase (decrease) in current income taxes...........        32           41         (152)
     (Decrease) increase in other liabilities..............       (27)          14         (263)
                                                             --------     --------     --------
          Net cash flow provided by operating activities...     2,935          809        1,272
                                                             --------     --------     --------
Cash flows from investing activities:
  Purchase of investment securities........................   (25,672)     (23,133)     (24,055)
  Proceeds from sales and maturities of investment
     securities............................................    25,056       15,026       12,808
  Proceeds from sale of Federal Reserve Bank stock.........        --          110           --
  Principal repayments on investment securities............     2,541        6,076        4,830
  Net decrease (increase) in loans.........................   (10,458)     (10,741)       4,821
  Proceeds from sales of other real estate owned...........       343          858          863
  Net additions of premises and equipment..................      (774)        (801)      (2,781)
                                                             --------     --------     --------
          Net cash used in investing activities............    (8,964)     (12,605)      (3,514)
                                                             --------     --------     --------
Cash flows from financing activities:
  Net increase (decrease) in deposits......................    10,420         (335)       9,488
  Net (decrease) increase in advance payments by borrowers
     for taxes and insurance...............................       (74)         119          (33)
  (Decrease) increase in reverse repurchase agreements.....      (753)       2,505       (1,787)
  Sale of common stock.....................................        --          293           --
  Cash dividend paid.......................................        (3)          --         (120)
                                                             --------     --------     --------
          Net cash provided by financing activities........     9,590        2,582        7,548
                                                             --------     --------     --------
          Net increase (decrease) in cash and cash
            equivalents....................................     3,561       (9,214)       5,306
Cash and cash equivalents at beginning of year.............     8,436       17,650       12,344
                                                             --------     --------     --------
Cash and cash equivalents at end of year...................  $ 11,997     $  8,436     $ 17,650
                                                             ========     ========     ========

          See accompanying Notes to Consolidated Financial Statements.

                                FORT BROOKE BANK

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, BACKGROUND AND BUSINESS COMBINATION

     Background. Fort Brooke Bank (the "Bank" or "Fort Brooke") is a state chartered commercial bank headquartered in Brandon, Florida. The Bank was founded on March 20, 1981 as a state savings and loan association. On December 31, 1991, Fort Brooke converted from a savings and loan association to a commercial bank. On July 14, 1994, Fort Brooke merged with the Merchant Bancorporation of Florida ("Merchant"). Merchant was a one-bank holding company founded in 1984. Fort Brooke, through seven banking offices, provides a full range of banking services to individuals and businesses located primarily in Hillsborough County, Florida. The Bank also owns all of the common shares of BDW Holdings Inc. (Subsidiary). The subsidiary's only business activity is the ownership of a parcel of other real estate.

     Business Combination. On July 14, 1994, Merchant was merged with and into the Bank and 397,904 shares of the Bank's common stock were issued in exchange for all of the outstanding common stock of Merchant. The merger was accounted for as a pooling of interests, and accordingly, the accompanying consolidated financial statements have been restated for all periods prior to the acquisition to include the results of earnings, financial positions, and cash flows of Merchant. Expenses of $192,000 relating to the acquisition of Merchant were charged to expense during 1994.

     Net interest income and net earnings for the individual entities were as follows:

                                                              JANUARY 1,
                                                                 1994
                                                               THROUGH      YEAR ENDED
                                                               JUNE 30,    DECEMBER 31,
                                                              ----------   ------------
                                                                 1994          1993
                                                              ----------   ------------
                                                                   (IN THOUSANDS)
Net interest income after provision for credit losses and
  other income:
  Fort Brooke Bank..........................................    $2,551        $5,024
  Merchant..................................................     1,378         2,733
                                                                ------        ------
     Combined...............................................    $3,929        $7,757
                                                                ======        ======
Net earnings:
  Fort Brooke Bank..........................................       115           542
  Merchant..................................................        89           381
                                                                ------        ------
     Combined...............................................    $  204        $  923
                                                                ======        ======

     Summary of Significant Accounting Policies. The following is a description of the significant accounting policies and practices followed by the Bank, which conform with generally accepted accounting principles and prevailing practices within the banking industry.

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- For purposes of the statements of cash flows, cash and cash equivalents are defined as cash and due from banks.

                                FORT BROOKE BANK

     Investment Securities -- The Bank may categorize its investment securities in one of three categories as follows:

          Trading Securities -- Securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

          Securities Available for Sale -- Securities available-for-sale consist of securities not classified as trading securities nor as securities to be held-to-maturity. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of stockholders' equity.

          Securities to be Held to Maturity -- Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

          Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary may result in write-downs of the individual securities to their fair value. These write-downs would be included in earnings as realized losses. Gains and losses on the sale of securities available-for-sale are determined using the specific identification method.

     Uncollected Interest -- The Bank places loans on nonaccrual status when the loan is more than 90 days past due or if management believes the collection of interest is doubtful. If the ultimate collectibility of principal and interest due according to the contractual terms of the loan agreement is in doubt, the loan is considered impaired, and interest is credited to income when collected.

     Loan Impairment and Losses -- On January 1, 1995, the Bank adopted Statements of Financial Accounting Standards No. 114 and 118 ("SFAS 114 and 118"). These Statements address the accounting by creditors for impairment of certain loans. The Statements generally require the Bank to identify loans for which the Bank probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Bank has implemented the Statements by modifying its monthly review of the adequacy of the allowance for credit losses to also identify and value impaired loans in accordance with guidance in the Statements. The adoption of the Statements did not have any material effect on the results of operations for the year ended December 31, 1995.

     Management considers a variety of factors in determining whether a loan is impaired, including (i) any notice from the borrower that the borrower will be unable to repay all principal and interest amounts contractually due under the loan agreement, (ii) any delinquency in the principal and interest payments other than minimum delays or shortfalls in payments, and (iii) other information known by management which would indicate that full repayment of the principal and interest is not probable. In evaluating loans for impairment, management generally considers delinquencies of 60 days or less to be minimum delays, and accordingly does not consider such delinquent loans to be impaired in the absence of other indications of impairment.

     Management evaluates smaller balance, homogeneous loans for impairment and adequacy of allowance for credit losses collectively, and evaluates other loans for impairment individually, on a loan-by-loan basis. The Bank evaluates the consumer loan portfolio and the residential mortgage loan portfolio which are smaller balance homogeneous loans for impairment on an aggregate basis, and utilizes its own historical charge-off experience, as well as the charge-off experience of its peer group and industry statistics to evaluate the adequacy of the allowance for credit losses. For all commercial and commercial real estate loans, the Bank evaluates for impairment on a loan-by-loan basis.

                                FORT BROOKE BANK

     The Bank evaluates all nonaccrual loans as well as any accruing loans exhibiting collateral or other credit deficiencies for impairment. With respect to impaired, collateral-dependent loans, any portion of the recorded investment in the loan that exceeds the fair value of the collateral is charged off.

     For impairment recognized in accordance with these Statements, the entire change in the present value of expected cash flows, or the entire change in estimated fair value of collateral for collateral dependent loans is reported as a provision for credit losses in the same manner in which impairment initially was recognized or as a reduction in the amount of the provision that otherwise would be reported.

     Loan Origination Fees and Costs -- Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized to interest income as a yield adjustment over the contractual life of the related loan.

     Other Real Estate Owned -- Other real estate owned consists of properties acquired through foreclosure or by deed in lieu of foreclosure. At the time of acquisition, such properties are recorded at the lesser of the Bank's net investment in the related loan or the fair value of the property as determined by independent appraisal less anticipated selling costs. Any loss arising from foreclosure is charged against the allowance for loan losses. Gains and losses on the sale of other real estate owned, write-downs resulting from periodic reevaluation of the property and expenses associated with holding the properties are generally charged to other operating expense. Legal expenses and other direct costs associated with foreclosure actions are included in the accompanying statements of earnings in other noninterest expense.

     Premises and Equipment -- Premises and equipment are stated at cost less accumulated amortization and depreciation. Improvements to leased property are amortized over the shorter of the estimated useful lives of the improvements or the life of the lease. It is the policy of the Bank to provide depreciation based on the estimated useful life of individual assets, calculated using the straight-line method. Estimated useful lives generally range from three to twenty-five years for bank building and improvements, five years for leasehold improvements and five to ten years for furniture, fixtures and equipment.

     Income Taxes -- Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Fair Values of Financial Instruments -- The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

          Cash and Cash Equivalents -- The carrying amounts of cash and due from banks approximate their fair value.

          Investment Securities -- Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

          Loans -- For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

                                FORT BROOKE BANK

          Deposit Liabilities -- The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Short-Term Borrowings -- Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

          Off-Balance-Sheet Instruments -- Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     Advertising -- The Bank expenses all media advertising as incurred.

     Per Share Amounts -- Per share amounts are computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Earnings per share would not be materially diluted by exercise of outstanding stock options. All per share amounts have been presented to show the effect of the ten percent stock dividend declared in 1995.

     Future Accounting Requirements -- FASB has issued Statement of Financial Accounting Standards No. 122 ("SFAS 122") which requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. This Statement is effective for 1996. Management does not anticipate this Statement will have a material impact on the Bank.

     The FASB has also issued Statement of Financial Accounting Standards No. 123 ("SFAS 123") which encourages employers to account for stock-based compensation awards based on their fair value on the date the awards are granted. The resulting compensation award would be shown as an expense on the statement of earnings. Entities can choose not to apply the new accounting method and continue to apply current accounting requirements, which generally result in no compensation cost for most fixed stock-option plans. Those that do so, however, will be required to disclose in the notes to the financial statements what net earnings and earnings per share would have been had they followed the Statement's accounting method. This Statement is effective for 1996. Management does not anticipate this Statement will have a material impact on the Bank.

     Reclassification. Certain amounts in the 1993 and 1994 financial statements have been reclassified to conform with the 1995 presentation.

                                FORT BROOKE BANK

(2) INVESTMENT SECURITIES

     The amortized cost of investment securities as shown in the accompanying balance sheets of the Bank and their approximate fair values are as follows (in thousands):

                                                                   GROSS        GROSS
                                                     AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                       COST        GAINS        LOSSES      VALUE
                                                     ---------   ----------   ----------   -------
    AT DECEMBER 31, 1995:
    Available-for-sale:
      U.S. Government and agency obligations.......   $11,832       $ 39        $   15     $11,856
      Municipal bonds..............................       250          2            --         252
      Mortgage-backed securities...................    12,151         23           205      11,969
                                                      -------       ----         -----     -------
              Total................................   $24,233       $ 64        $  220     $24,077
                                                      =======       ====         =====     =======
    Held-to-maturity:
      U.S. Government and agency obligations.......   $ 9,942       $ 10        $   34     $ 9,918
      Municipal bonds..............................     2,228         77            --       2,305
      Mortgage-backed securities...................     7,472         52            21       7,503
                                                      -------       ----         -----     -------
              Total................................   $19,642       $139        $   55     $19,726
                                                      =======       ====         =====     =======
    AT DECEMBER 31, 1994:
    Available-for-sale:
      U.S. Government and agency obligations.......   $ 3,478         --        $  210     $ 3,268
      Municipal bonds..............................     2,045         --            39       2,006
      Mortgage-backed securities...................    11,410         --           521      10,889
                                                      -------       ----         -----     -------
              Total................................   $16,933         --        $  770     $16,163
                                                      =======       ====         =====     =======
    Held-to-maturity:
      U.S. Government and agency obligations.......   $18,010         --        $  611     $17,399
      Municipal bonds..............................     2,229         --           107       2,122
      Mortgage-backed securities...................     8,639          6           353       8,292
                                                      -------       ----         -----     -------
              Total................................   $28,878       $  6        $1,071     $27,813
                                                      =======       ====         =====     =======

     On December 31, 1993, the Bank adopted Statement of Financial Accounting Standards No. 115 and classified investment securities as available-for-sale and held-to-maturity. On April 30, 1994 the Bank reclassified certain investment securities from available-for-sale to held-to-maturity. In accordance with Statement of Financial Accounting Standards No. 115 the unrealized holding loss at the date of transfer was included as a separate component of stockholders' equity and is being amortized over the remaining term of the associated securities as an adjustment of yield. Unrealized loss on investment securities is summarized below (in thousands):

                                                                         AT DECEMBER 31,
                                                                        -----------------
                                                                        1995        1994
                                                                        -----       -----
    Unrealized loss on investment securities available-for-sale, net
      of tax effect of $62 and $308 in 1995 and 1994..................  $ (94)      $(462)
    Net unamortized unrealized loss on investment securities
      transferred from available-for-sale to held-to-maturity, net of
      tax effect of $15 and $24 in 1995 and 1994......................    (22)        (36)
                                                                        -----       -----
                                                                        $(116)      $(498)
                                                                        =====       =====

                                FORT BROOKE BANK

     Scheduled maturities of debt securities at December 31, 1995 are as follows (in thousands):

                                                            SECURITIES                SECURITIES
                                                        AVAILABLE-FOR-SALE         HELD-TO-MATURITY
                                                       ---------------------     ---------------------
                                                       AMORTIZED    MARKET       AMORTIZED    MARKET
                                                         COST        VALUE         COST        VALUE
                                                       ---------   ---------     ---------   ---------
Due in one year or less..............................   $    --     $    --       $ 1,999     $ 1,992
Due from one to five years...........................    10,583      10,601         7,943       7,926
Due from five to ten years...........................     1,499       1,507         2,228       2,305
Mortgage-backed securities...........................    12,151      11,969         7,472       7,503
                                                        -------     -------       -------     -------
                                                        $24,233     $24,077       $19,642     $19,726
                                                        =======     =======       =======     =======

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

     The following summarizes sales of investment securities:

                                                                YEAR ENDED DECEMBER 31,
                                                            --------------------------------
                                                              1995        1994        1993
                                                            --------    --------    --------
                                                                     (IN THOUSANDS)
    Proceeds from sale of investment securities...........  $ 11,936    $ 11,526    $ 12,808
                                                             =======     =======     =======
    Gross gains from sale of investment securities........         9          22          40
    Gross losses from sale of investment securities.......        33          38          --
                                                             -------     -------     -------
    Net (loss) gain.......................................  $   (24)    $   (16)    $     40
                                                             =======     =======     =======

     At December 31, 1995, investment securities with an amortized cost of approximately $4,909,000 and a market value of $4,889,000, were pledged to secure public deposits and for other purposes required or permitted by law.

(3) LOANS

     The Loan Portfolio -- Major categories of loans included in the loan portfolio are as follows (in thousands):

                                                                        AT DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
    Real estate loans:
      Residential..................................................  $ 34,539     $ 29,039
      Commercial...................................................    52,269       48,256
                                                                     --------     --------
              Total real estate loans..............................    86,808       77,295
    Commercial loans...............................................    25,247       23,774
    Consumer loans.................................................    12,109       13,066
                                                                     --------     --------
              Total loans..........................................   124,164      114,135
    Add (deduct):
      Allowance for credit losses..................................    (1,702)      (1,562)
      Deferred loan fees, net......................................        26         (183)
      Other, net...................................................        23          (20)
                                                                     --------     --------
              Loans, net...........................................  $122,511     $112,370
                                                                     ========     ========

     At December 31, 1995, 1994 and 1993 the Bank was servicing loans for others amounting to approximately $11,336,000, $13,135,000 and $17,538,000, respectively. Servicing loans for others generally

                                FORT BROOKE BANK
consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and processing of foreclosures. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

     At December 31, 1995 and 1994, loans in the approximate amount of $879,000 and $1,236,000, respectively, were pledged as collateral for the Bank's line of credit with the Federal Home Loan Bank of Atlanta.

     Credit Risk -- The Bank grants loans to borrowers throughout the State of Florida with a majority of the loans in the west coast area. Although the Bank has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy of the west coast area of Florida.

     An analysis of the changes in the allowance for credit losses is as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1995       1994       1993
                                                               ------     ------     ------
    Balance at beginning of year.............................  $1,562     $1,426     $1,145
    Provision charged to operations..........................     705        184        344
    Charge-offs..............................................    (655)      (151)      (183)
    Recoveries...............................................      90        103        120
                                                               ------     ------     ------
              Balance at end of year.........................  $1,702     $1,562     $1,426
                                                               ======     ======     ======

     Loan Impairment and Losses -- The following summarizes the reclassification of December 31, 1994 amounts which were reclassified as a result of the Bank adopting SFAS 114 and 118 in 1995:

                                                                             DECEMBER 31,
                                                                                 1994
                                                                           ----------------
                                                                            (IN THOUSANDS)
    Insubstance foreclosures reclassified to loans receivable............        $ 72
                                                                                  ===

     The following summarizes the amounts of impaired loans (in thousands):

                                                                          ESTIMATED FAIR
                                                                             VALUE OF
                                                                            COLLATERAL
                                                                           DECEMBER 31,
                                                                          ---------------
                                                                          1995       1994
                                                                          ----       ----
    Loans identified as impaired:
      Gross loans with no related allowance for losses..................  $ --       $ --
      Gross loans with related allowance for losses recorded............   263         --
      Less: Allowances on these loans...................................   (53)        --
                                                                          ----       ----
              Net investment in impaired loans..........................  $210       $ --
                                                                          ====       ====

     The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

                                                                              YEAR ENDED
                                                                               DECEMBER
                                                                                  31,
                                                                              -----------
                                                                              1995   1994
                                                                              ----   ----
    Average investment in impaired loans....................................  $238   $139
                                                                              ====   ====
    Interest income recognized on impaired loans............................  $ --   $ --
                                                                              ====   ====
    Interest income received on impaired loans..............................  $ --   $ --
                                                                              ====   ====

                                FORT BROOKE BANK

     Loans to Related Parties -- The aggregate amount of loans owed to the Bank by its executive and senior officers, directors, and their related entities at December 31, 1995 and 1994, were approximately $3,371,000 and $5,060,000, respectively. The activity for the year follows (in thousands):

    Balance at beginning of year...............................................  $ 5,060
    Additions..................................................................      249
    Repayments.................................................................   (1,938)
                                                                                 -------
              Balance at end of year...........................................  $ 3,371
                                                                                 =======

(4) PREMISES AND EQUIPMENT

     Premises and equipment are summarized below (in thousands):

                                                                           AT DECEMBER 31,
                                                                           ---------------
                                                                            1995     1994
                                                                           ------   ------
    Land.................................................................  $1,181   $1,087
    Building and leasehold improvements..................................   3,271    3,194
    Furniture, fixtures and equipment....................................   3,405    3,112
                                                                           ------   ------
      Total, at cost.....................................................   7,857    7,393
    Less accumulated depreciation........................................   3,134    2,962
                                                                           ------   ------
              Premises and equipment, net................................  $4,723   $4,431
                                                                           ======   ======

(5) DEPOSITS

     A schedule of maturities for certificate of deposit accounts follows (in thousands):

                                  YEAR ENDING                                 DECEMBER 31,
                                  DECEMBER 31,                                    1995
                                 -------------                                ------------
      1996..................................................................    $ 49,905
      1997..................................................................      12,336
      1998..................................................................      12,700
      1999..................................................................       1,093
      2000 and thereafter...................................................       4,197
                                                                                 -------
                                                                                $ 80,231
                                                                                 =======

     At December 31, 1995 certificates of deposits in denominations of $100,000 and over were as follows (in thousands):

                                     MATURITY                                    AMOUNT
    ---------------------------------------------------------------------------  -------
    Three months or less.......................................................  $ 4,762
    Three to six months........................................................    4,108
    Six months to one year.....................................................    1,861
    Over one year..............................................................    5,105
                                                                                 -------
                                                                                 $15,836
                                                                                 =======

                                FORT BROOKE BANK

(6) SHORT-TERM BORROWINGS

     At December 31, 1995, the Bank has agreements to sell investment securities to its customers under revolving sales/repurchase agreements aggregating $4,900,000, and the Bank has a $10,000,000 revolving reverse repurchase agreement with another bank. The following table provides information on these agreements (dollars in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1995       1994       1993
                                                               ------     ------     ------
    Maximum borrowing at any month-end within the period.....  $5,449     $4,250     $3,753
    Average borrowing during the year........................   2,091      1,322        781
    Average interest cost during the year....................    4.85%      4.24%      3.09%
    Average interest cost at end of the year.................    3.90       4.84       2.50

     Securities sold under agreements to repurchase are summarized below (in thousands):

                                                                         AT DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Agreements to repurchase the same security with another bank.....  $    --     $ 1,225
    Customer repurchase agreements...................................    1,965       1,493
                                                                       -------     -------
              Total..................................................  $ 1,965     $ 2,718
                                                                       =======     =======
    Securities pledged as collateral for the agreements, at amortized
      cost which approximate market..................................  $15,323     $12,519
                                                                       =======     =======

     The Bank has an available line of credit with the Federal Home Loan Bank of Atlanta in the amount of $5,000,000, which expires in March 1996. As of December 31, 1995 and 1994, no amounts had been drawn on this line.

     The Bank has negotiated an unsecured overnight Federal Funds line of credit of up to $1,500,000 with the Independent Bankers' Bank of Florida and $1,000,000 with another bank. As of December 31, 1995 and 1994 no funds had been drawn against these lines.

(7) COMMITMENTS

     Financial Instruments with Off-Balance Sheet Risk -- In the normal course of business the Bank is party to financial instruments not reflected in the accompanying financial statements. These financial instruments are shown below (in thousands):

                                                                         AT DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Unfunded loan commitments at variable rates......................  $ 5,272     $ 2,478
                                                                       =======     =======
    Available lines of credit........................................  $18,981     $16,267
                                                                       =======     =======
    Standby letters of credit........................................  $ 1,248     $   350
                                                                       =======     =======

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of those instruments. The credit and collateral policies applied in extending these commitments are essentially the same as those required by the Bank for the financial instruments which are included in the accompanying balance sheets. The Bank evaluates each borrower's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank, if any, is based upon management's credit evaluation of the borrower. Such collateral may include real estate, receivables, inventory, vehicles and equipment or other types of assets. Since the Bank's loan commitments

                                FORT BROOKE BANK
often expire without being drawn upon, the total amount of these commitments does not necessarily represent a required future use of the Bank's cash or equivalents.

     Leases -- The Bank leases certain facilities under operating leases with noncancellable terms. Rental expense amounted to $286,000, $420,000 and $523,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Rental income amounted to $89,000 and $60,000 for the years ended December 31, 1995 and 1994. The operating lease agreements contain escalator clauses based upon the consumer price index and increases in proportionate operating costs of the facilities and provide for annual adjustments to the previous year's rental. A summary of the future minimum operating lease commitments are as follows (in thousands):

                                                                      OPERATING     OPERATING
                              YEAR ENDING                               LEASE         LEASE
                              DECEMBER 31,                             EXPENSE       INCOME
    ----------------------------------------------------------------  ---------     ---------
      1996..........................................................    $ 200         $ 131
      1997..........................................................      137           131
      1998..........................................................       47           125
      1999..........................................................       35           122
      2000..........................................................       35           101
      After 2000....................................................        6            --
                                                                         ----          ----
                                                                        $ 460         $ 610
                                                                         ====          ====

(8) INCOME TAXES

     The provision for income taxes is different than the amount computed by applying the federal statutory rate of 34% as indicated in the following analysis (dollars in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------
                                           1995                    1994                    1993
                                   ---------------------   ---------------------   ---------------------
                                            % OF PRETAX             % OF PRETAX             % OF PRETAX
                                   AMOUNT     EARNINGS     AMOUNT     EARNINGS     AMOUNT     EARNINGS
                                   ------   ------------   ------   ------------   ------   ------------
    Tax provision at statutory
      rate.......................  $  943       34.0%       $350        34.0%       $491        34.0%
    Increase (decrease) resulting
      from:
      State taxes, net of federal
         income tax benefit......      80        2.9          27         2.6          20         1.4
      Nondeductible merger
         expenses................      --         --          50         4.9          --          --
    Other, net...................      86        3.1         (15)       (1.5)         11          .7
                                   ------       ----        ----        ----        ----        ----
              Income tax
                provision........  $1,109       40.0%       $412        40.0%       $522        36.1%
                                   ======       ====        ====        ====        ====        ====

                                FORT BROOKE BANK

     The provision (credit) for income taxes consisted of the following (in thousands):

                                                                   CURRENT   DEFERRED   TOTAL
                                                                   -------   --------   ------
    YEAR ENDED DECEMBER 31, 1995:
      Federal....................................................  $   933    $   55    $  988
      State......................................................      112         9       121
                                                                    ------     -----    ------
              Total..............................................  $ 1,045    $   64    $1,109
                                                                    ======     =====    ======
    YEAR ENDED DECEMBER 31, 1994:
      Federal....................................................  $   596    $ (225)   $  371
      State......................................................       79       (38)       41
                                                                    ------     -----    ------
              Total..............................................  $   675    $ (263)   $  412
                                                                    ======     =====    ======
    YEAR ENDED DECEMBER 31, 1993:
      Federal....................................................  $   555    $  (64)   $  491
      State......................................................       42       (11)       31
                                                                    ------     -----    ------
              Total..............................................  $   597    $  (75)   $  522
                                                                    ======     =====    ======

     The tax effects of each type of significant item that gave rise to deferred taxes are (in thousands):

                                                                            AT DECEMBER 31,
                                                                            --------------
                                                                            1995      1994
                                                                            -----     -----
    Deferred tax assets:
      Allowance for loan losses...........................................  $ 364     $ 347
      Real estate writedowns..............................................     83        88
      Unrealized loss on investment securities............................     78       332
      Other...............................................................     12        17
                                                                            -----     -----
              Total gross deferred tax assets.............................    537       784
                                                                            -----     -----
    Deferred tax liabilities:
      Federal Home Loan Bank stock basis..................................   (109)     (109)
      Deferred loan fees..................................................    (98)      (63)
      Accumulated depreciation on property and equipment..................    (77)      (28)
      Section 481 change in accounting method adjustment..................    (16)      (33)
      Core deposit amortization...........................................    (20)      (22)
      Other...............................................................     (6)       --
                                                                            -----     -----
              Total gross deferred tax liabilities........................   (326)     (255)
                                                                            -----     -----
              Net deferred tax asset......................................  $ 211     $ 529
                                                                            =====     =====

                                FORT BROOKE BANK

(9) STOCK OPTIONS

     The Bank has a nonqualified stock option plan (the "Plan") for its officers and employees. Under the Plan, the option price shall not be less than the estimated fair market value of the shares on the date of grant. An individual option granted under the Plan may not exceed 33,000 shares, is exercisable as of the date of grant, and may have a term of up to ten years. The maximum number of shares which may be subject to options issued and outstanding pursuant to the Plan is initially 76,319 shares, which may be increased by the Board of Directors to the lesser of 110,000 shares or an amount equal to 20% of the shares which shall be issued and outstanding at any time during the term of the Plan. A summary of transactions follows:

                                                            AVERAGE
                                                           PER SHARE   NUMBER OF     AGGREGATE
                                                             PRICE      SHARES      OPTION PRICE
                                                           ---------   ---------   --------------
                                                                                   (IN THOUSANDS)
    Outstanding at December 31, 1993 and 1992............   $  8.91      43,545         $388
      Options granted....................................     13.22      30,855          408
      Options exercised..................................      8.37     (22,110)        (185)
      Options from terminated employees..................      9.09        (110)          (1)
                                                                        -------         ----
    Outstanding at December 31, 1994.....................     11.69      52,180          610
      Options granted....................................     15.07       9,050          136
      Options from terminated employees..................     12.98        (770)         (10)
                                                             ------     -------         ----
    Outstanding at December 31, 1995.....................   $ 12.17      60,460         $736
                                                             ======     =======         ====

(10) STOCK DIVIDEND

     The Board of Directors declared a 10% stock dividend payable on August 1, 1995 to stockholders of record on June 30, 1995. Accordingly, the Bank capitalized approximately $1,357,000 of retained earnings which represents 91,276 shares at date of record. All per share amounts have been presented to reflect this stock dividend.

(11) PROFIT SHARING PLAN

     The Bank maintains a qualified Section 401(k) profit sharing plan and trust (the "Plan"). Under the Plan, a participating employee may make an elective contribution under a salary reduction arrangement of up to 15% of his or her compensation. In addition, the Bank may make a separate discretionary matching contribution. The Bank's contribution in 1995, 1994 and 1993 was $22,300, $17,300 and $13,600, respectively.

(12) REGULATORY MATTERS

     Banking laws and regulations limit the amount of dividends that may be paid by the Bank. The FDIC requires insured banks to maintain certain specified levels of capital.

     Leverage-Capital Ratio -- The FDIC requires banks to maintain a minimum leverage-capital ratio of Tier I capital (as defined) to total assets. The leverage-capital ratio generally ranges from 3% to 5% based on the bank's rating under the regulatory rating system. The Bank's required leverage-capital ratio at December 31, 1995 was 4%.

     Risk-Weighted Assets Capital Ratios -- The FDIC has also adopted a risk-based capital statement of policy which imposes an additional capital standard on insured banks. Under this regulation, a bank must classify its assets and certain off-balance sheet activities into categories, and maintain specified levels of capital for each category. The amount of capital that is required is dependent upon the amount of risk attributed to each category by the FDIC. A bank must have a total risk-based capital ratio of no less than 8%

                                FORT BROOKE BANK
and a Tier I capital to risk-weighted assets ratio of no less than 4%. Under the statement of policy, certain assets are required to be deducted from risk-based capital. Such assets include certain nonqualifying intangible assets, unconsolidated banking and finance subsidiaries, investments in securities subsidiaries, and reciprocal holdings of capital instruments with other banks. In addition, the FDIC may consider deducting other assets on a case-by-case basis or investments in other subsidiaries on a case-by-case basis or based on the general characteristics or functional nature of the subsidiaries.

     Capital Ratios -- At December 31, 1995, a comparison of the required capital ratios to actual capital ratios was as follows:

                                                                      RATIOS OF    REGULATORY
                                                                       THE BANK    REQUIREMENT
                                                                      ----------   -----------
    AT DECEMBER 31, 1995:
      Total capital to risk-weighted assets.........................     13.64%        8.00%
      Tier I capital to risk-weighted assets........................     12.39         4.00
      Tier I capital to total average assets -- leverage ratio......      8.55         4.00

(13) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Supplemental disclosure of cash flow information is as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1995       1994       1993
                                                               ------     ------     ------
    Cash paid during the period for:
      Interest...............................................  $5,423     $4,497     $4,669
                                                               ======     ======     ======
      Income taxes...........................................  $1,027     $  448     $  447
                                                               ======     ======     ======
    Noncash transactions:
      Reclassification of other real estate owned to loans...  $  374     $   --     $   --
                                                               ======     ======     ======
      Unrealized gain (loss) on securities
         available-for-sale..................................  $  614     $ (958)    $  128
                                                               ======     ======     ======
      Stock dividends........................................  $1,357     $   --     $   --
                                                               ======     ======     ======

                                FORT BROOKE BANK

(14) FAIR VALUES OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Bank's financial instruments were as follows (in thousands):

                                                                     AT DECEMBER 31, 1995
                                                                     ---------------------
                                                                     CARRYING       FAIR
                                                                      AMOUNT       VALUE
                                                                     --------     --------
    Financial assets:
      Cash and due from banks......................................  $ 11,997     $ 11,997
      Investment securities........................................    43,719       43,803
      Loans........................................................   122,511      122,560
      Accrued interest receivable..................................     1,266        1,266
      FHLB stock...................................................       809          809
    Financial liabilities:
      Deposit liabilities..........................................  $168,297     $169,112
      Short term borrowings........................................     1,965        1,965
    Off-balance-sheet instruments:
      Commitments to extend credit.................................  $  5,272     $  5,272
      Available lines of credit....................................    18,981       18,981
      Standby letters of credit....................................     1,248        1,248

(15) CONTINGENT LIABILITY

     The FDIC has proposed a one-time assessment on all SAIF-insured deposits, in the range of 85 cents to 90 cents per $100 of domestic deposits, held as of March 31, 1995. This one-time assessment is intended to recapitalize the SAIF to the required level of 1.25% of insured deposits, and could be payable in early 1996. If the assessment is made at the proposed rate, the effect on the Bank would be a pretax charge of approximately $839,000 (0.85% on deposits of $98.7 million at March 31, 1995), or $503,000 after tax (40% assumed tax rate).

                   FORT BROOKE BANCORPORATION AND SUBSIDIARY

                      CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                  SEPTEMBER 30,
                                                                                      1996
                                                                                  -------------
                                                                                   (UNAUDITED)
                                            ASSETS
Cash and due from banks.........................................................    $  11,300
                                                                                     --------
Investment securities:
  Available for sale............................................................       21,228
  Held to maturity..............................................................       18,387
                                                                                     --------
          Total investment securities...........................................       39,615
                                                                                     --------
Loans, net of allowance for credit losses of $1,877.............................      131,764
Other real estate owned.........................................................        1,398
Property and equipment, net.....................................................        5,201
Federal Home Loan Bank stock....................................................          809
Accrued interest receivable.....................................................        1,306
Deferred tax asset..............................................................          376
Other assets....................................................................          827
                                                                                     --------
          Total.................................................................    $ 192,596
                                                                                     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand deposits...............................................................    $  32,883
  Savings and NOW deposits......................................................       33,318
  Money market deposits.........................................................       18,326
  Other time deposits...........................................................       88,570
                                                                                     --------
          Total deposits........................................................      173,097
Advances by borrowers for taxes and insurance...................................          506
Short term borrowings...........................................................          707
Accrued interest payable........................................................          483
Current income taxes............................................................           --
Other liabilities...............................................................        1,688
                                                                                     --------
          Total liabilities.....................................................      176,481
                                                                                     --------
Stockholders' equity:
  Common stock..................................................................        7,924
  Additional paid-in capital....................................................        4,501
  Retained earnings.............................................................        4,041
  Unrealized loss on investment securities......................................         (351)
                                                                                     --------
          Total stockholders' equity............................................       16,115
                                                                                     --------
          Total.................................................................    $ 192,596
                                                                                     ========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                   FORT BROOKE BANCORPORATION AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                        -----------------------
                                                                          1996          1995
                                                                        ---------     ---------
                                                                              (UNAUDITED)
Interest income:
  Interest on loans...................................................  $   8,859     $   8,152
  Interest on investment securities...................................      1,897         1,870
  Other interest......................................................        241           357
                                                                        ---------     ---------
       Total interest income..........................................     10,997        10,379
                                                                        ---------     ---------
Interest expense:
  Interest on deposits................................................      4,253         4,016
  Interest on other borrowings........................................         71            89
                                                                        ---------     ---------
       Total interest expense.........................................      4,324         4,105
                                                                        ---------     ---------
       Net interest income............................................      6,673         6,274
Provision (credit) for credit losses..................................        (30)          478
                                                                        ---------     ---------
       Net interest income after provision (credit) for credit
        losses........................................................      6,703         5,796
                                                                        ---------     ---------
Noninterest income:
  Other fees and service charges......................................      1,007           849
  Loss on sale of investment securities...............................        (22)          (24)
  Other income........................................................        146           103
                                                                        ---------     ---------
       Total noninterest income.......................................      1,131           928
                                                                        ---------     ---------
Noninterest expense:
  Employee compensation and benefits..................................      2,469         2,198
  Occupancy...........................................................      1,019           882
  Data processing.....................................................        276           245
  Federal insurance premium...........................................        179           253
  SAIF recapitalization assessment....................................        648            --
  Advertising.........................................................        120            87
  Real estate expense.................................................        131            52
  Professional fees...................................................        216           108
  Other...............................................................        951           931
                                                                        ---------     ---------
       Total noninterest expense......................................      6,009         4,756
                                                                        ---------     ---------
       Earnings before income tax provision...........................      1,825         1,968
Income tax provision..................................................        624           787
                                                                        ---------     ---------
Net earnings..........................................................  $   1,201     $   1,181
                                                                        =========     =========
Earnings per share....................................................  $    1.20     $    1.17
                                                                        =========     =========
Weighted average number of shares outstanding.........................  1,001,305     1,005,920
                                                                        =========     =========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                   FORT BROOKE BANCORPORATION AND SUBSIDIARY

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                                                   UNREALIZED
                                                           ADDITIONAL               LOSS ON         TOTAL
                                      NUMBER OF   COMMON    PAID-IN     RETAINED   INVESTMENT   STOCKHOLDERS'
                                       SHARES     STOCK     CAPITAL     EARNINGS   SECURITIES      EQUITY
                                      ---------   ------   ----------   --------   ----------   -------------
Balance at December 31, 1995........  1,005,920   $8,047     $4,571      $3,298      $ (116)       $15,800
  Net earnings (unaudited)..........         --      --          --       1,201          --          1,201
  Cash dividend (unaudited).........         --      --          --        (251)         --           (251)
  Purchase and retirement of shares
     from dissenting stockholders
     upon formation of holding
     company (unaudited)............    (15,367)   (123)        (70)       (207)         --           (400)
  Unrealized loss on investment
     securities (unaudited).........         --      --          --          --        (235)          (235)
                                      ---------   ------     ------      ------       -----        -------
Balance at September 30, 1996
  (unaudited).......................    990,553   $7,924     $4,501      $4,041      $ (351)       $16,115
                                      =========   ======     ======      ======       =====        =======

     See accompanying Notes to Condensed Consolidated Financial Statements.

                   FORT BROOKE BANCORPORATION AND SUBSIDIARY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net earnings.........................................................  $  1,201     $  1,181
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation......................................................       412          355
     Provision (credit) for credit losses..............................       (30)         478
     Loss from sale of investment securities...........................        22           24
     Net amortization of fees, premiums and discounts..................       (10)        (107)
     Write down on other real estate owned.............................        73           --
     (Increase) decrease in other assets...............................       (94)         100
     Increase in accrued interest receivable...........................       (40)        (190)
     (Decrease) increase in accrued interest payable...................        (7)         130
     Decrease in current income taxes..................................      (158)         (46)
     Increase in other liabilities.....................................     1,010          305
     Gain on sale of other real estate owned...........................        (1)          (9)
     Provision for deferred taxes......................................        --           18
                                                                         --------     --------
          Net cash flow provided by operating activities...............     2,378        2,239
                                                                         --------     --------
Cash flows from investing activities:
  Purchase of investment securities....................................   (14,218)     (16,270)
  Proceeds from sales and maturities of investment securities..........    15,026       14,555
  Principal repayments on investment securities........................     2,874        1,656
  Net increase in loans................................................    (9,837)      (3,805)
  Proceeds from sales of other real estate owned.......................       301          234
  Purchase of property and equipment...................................      (890)        (316)
                                                                         --------     --------
          Net cash used in investing activities........................    (6,744)      (3,946)
                                                                         --------     --------
Cash flows from financing activities:
  Net increase in deposits.............................................     4,800        5,550
  Net increase in advance payments by borrowers for taxes and
     insurance.........................................................       378          302
  Cash dividend........................................................      (251)          (3)
  Decrease in short term borrowings....................................    (1,258)      (1,991)
                                                                         --------     --------
          Net cash provided by financing activities....................     3,669        3,858
                                                                         --------     --------
          Net (decrease) increase in cash and due from banks...........      (697)       2,151
Cash and due from banks at beginning of period.........................    11,997        8,436
                                                                         --------     --------
Cash and due from banks at end of period...............................  $ 11,300     $ 10,587
                                                                         ========     ========
Cash paid during the period for:
  Interest.............................................................  $  4,331     $  3,886
                                                                         ========     ========
  Income taxes.........................................................  $    865     $    814
                                                                         ========     ========
Noncash transactions:
  Reclassification of loans to other real estate.......................  $    624     $     47
                                                                         ========     ========
  (Decrease) increase in unrealized loss on investment securities
     available-for-sale................................................      (235)    $    650
                                                                         ========     ========
  Liability incurred to purchase shares from dissenting stockholders...  $    400     $     --
                                                                         ========     ========
  Stock dividend.......................................................  $     --     $  1,357
                                                                         ========     ========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                   FORT BROOKE BANCORPORATION AND SUBSIDIARY

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     General. Effective July 10, 1996 the common shareholders of Fort Brooke Bank (the "Bank") exchanged their common shares for common shares of Fort Brooke Bancorporation (the "Holding Company"), and at that time the Bank became a wholly-owned subsidiary of the Holding Company. The only business of the Holding Company is the ownership and operation of the Bank. The Holding Company and the Bank are collectively referred to as the "Company". The formation of the Holding Company and exchange of shares has been accounted for as a pooling of interests. In the opinion of the management of the Company, the accompanying condensed consolidated financial statements contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at September 30, 1996, the results of operations and cash flows for the nine month period ended September 30, 1996 and 1995, for the three-month and nine-month periods ended September 30, 1996 and 1995. The results of operations for the three and nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

     Loan Impairment and Losses. The Company has identified loans totaling $67,000 and $184,000 as impaired at September 30, 1996 and 1995. The activity in the allowance for credit losses is as follows:

                                                                       FOR THE NINE MONTHS
                                                                       ENDED SEPTEMBER 30,
                                                                       -------------------
                                                                        1996         1995
                                                                       ------       ------
                                                                         (IN THOUSANDS)
    Balance, beginning of period.....................................  $1,702        1,562
    Provision (credit) charged to earnings...........................     (30)         478
    Recoveries, net of charge-offs...................................     205         (426)
                                                                       ------       ------
    Balance, end of period...........................................  $1,877        1,614
                                                                       ======       ======

     Earnings Per Common Share -- Earnings per common share were computed by dividing the net earnings for the period by the weighted-average number of shares outstanding. The effect of the outstanding options was not material.

     Pending Acquisition of the Company. -- On September 23, 1996, the Company entered into a contract to merge the Company into Colonial BancGroup ("Colonial"). Colonial will exchange sufficient common stock to equal $31.50 per share for 990,553 shares of the Company. This transaction is subject to the approval of stockholders and various regulatory authorities.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         THE COLONIAL BANCGROUP, INC.,

                                      AND

                           FORT BROOKE BANCORPORATION

                                  DATED AS OF

                               NOVEMBER 18, 1996

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
ARTICLE 1 -- NAME
  1.1      Name........................................................................   A-1

ARTICLE 2 -- MERGER -- TERMS AND CONDITIONS
  2.1      Applicable Law..............................................................   A-1
  2.2      Corporate Existence.........................................................   A-1
  2.3      Articles of Incorporation and Bylaws........................................   A-1
  2.4      Resulting Corporation's Officers and Board..................................   A-2
  2.5      Stockholder Approval........................................................   A-2
  2.6      Further Acts................................................................   A-2
  2.7      Effective Date and Closing..................................................   A-2
  2.8      Subsidiary Bank Merger......................................................   A-2

ARTICLE 3 -- CONVERSION OF ACQUIRED CORPORATION STOCK
  3.1      Conversion of Acquired Corporation Stock....................................   A-2
  3.2      Surrender of Acquired Corporation Stock.....................................   A-3
  3.3      Fractional Shares...........................................................   A-4
  3.4      Adjustments.................................................................   A-4
  3.5      BancGroup Stock.............................................................   A-4
  3.6      Dissenting Rights...........................................................   A-4

ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP
  4.1      Organization................................................................   A-4
  4.2      Capital Stock...............................................................   A-4
  4.3      Financial Statements; Taxes.................................................   A-4
  4.4      No Conflict with Other Instrument...........................................   A-5
  4.5      Absence of Material Adverse Change..........................................   A-5
  4.6      Approval of Agreements......................................................   A-5
  4.7      Tax Treatment...............................................................   A-6
  4.8      Title and Related Matters...................................................   A-6
  4.9      Subsidiaries................................................................   A-6
  4.10     Contracts...................................................................   A-6
  4.11     Litigation..................................................................   A-6
  4.12     Compliance..................................................................   A-6
  4.13     Registration Statement......................................................   A-6
  4.14     SEC Filings.................................................................   A-7
  4.15     Form S-4....................................................................   A-7
  4.16     Brokers.....................................................................   A-7
  4.17     Government Authorization....................................................   A-7
  4.18     Absence of Regulatory Communications........................................   A-7
  4.19     Disclosure..................................................................   A-7

ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION
  5.1      Organization................................................................   A-8
  5.2      Capital Stock...............................................................   A-8
  5.3      Subsidiaries................................................................   A-8
  5.4      Financial Statements; Taxes.................................................   A-8
  5.5      Absence of Certain Changes or Events........................................   A-9
  5.6      Title and Related Matters...................................................  A-10
  5.7      Commitments.................................................................  A-11

                                                                                         PAGE
                                                                                         ----
  5.8      Charter and Bylaws..........................................................  A-11
  5.9      Litigation..................................................................  A-11
  5.10     Material Contract Defaults..................................................  A-11
  5.11     No Conflict with Other Instrument...........................................  A-11
  5.12     Governmental Authorization..................................................  A-11
  5.13     Absence of Regulatory Communications........................................  A-11
  5.14     Absence of Material Adverse Change..........................................  A-12
  5.15     Insurance...................................................................  A-12
  5.16     Pension and Employee Benefit Plans..........................................  A-12
  5.17     Buy-Sell Agreement..........................................................  A-12
  5.18     Brokers.....................................................................  A-12
  5.19     Approval of Agreements......................................................  A-12
  5.20     Disclosure..................................................................  A-13
  5.21     Registration Statement......................................................  A-13
  5.22     Loans; Adequacy of Allowance for Loan Losses................................  A-13
  5.23     Environmental Matters.......................................................  A-13
  5.24     Transfer of Shares..........................................................  A-13
  5.25     Collective Bargaining.......................................................  A-14
  5.26     Labor Disputes..............................................................  A-14
  5.27     Derivative Contracts........................................................  A-14

ARTICLE 6 -- ADDITIONAL COVENANTS
  6.1      Additional Covenants of BancGroup...........................................  A-14
  6.2      Additional Covenants of Acquired Corporation................................  A-16

ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS
  7.1      Best Efforts; Cooperation...................................................  A-18
  7.2      Press Release...............................................................  A-18
  7.3      Mutual Disclosure...........................................................  A-18
  7.4      Access to Properties and Records............................................  A-19
  7.5      Notice of Adverse Changes...................................................  A-19

ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
  8.1      Approval by Shareholders....................................................  A-19
  8.2      Regulatory Authority Approval...............................................  A-19
  8.3      Litigation..................................................................  A-19
  8.4      Registration Statement......................................................  A-19
  8.5      Tax Opinion.................................................................  A-20

ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION
  9.1      Representations, Warranties and Covenants...................................  A-20
  9.2      Adverse Changes.............................................................  A-20
  9.3      Closing Certificate.........................................................  A-20
  9.4      Opinion of Counsel..........................................................  A-21
  9.5      Fairness Opinion............................................................  A-21
  9.6      NYSE Listing................................................................  A-21
  9.7      Other Matters...............................................................  A-21
  9.8      Material Events.............................................................  A-21

ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP
  10.1     Representations, Warranties and Covenants...................................  A-21
  10.2     Adverse Changes.............................................................  A-21
  10.3     Closing Certificate.........................................................  A-22
  10.4     Opinion of Counsel..........................................................  A-22
  10.5     Controlling Shareholders....................................................  A-22

                                                                                         PAGE
                                                                                         ----
  10.6     Other Matters...............................................................  A-22
  10.7     Dissenters..................................................................  A-22
  10.8     Material Events.............................................................  A-23
  10.9     Severance Agreements........................................................  A-23
  10.10    Pooling of Interest.........................................................  A-23

ARTICLE 11 -- TERMINATION OF REPRESENTATIONS AND WARRANTIES............................  A-23

ARTICLE 12 -- NOTICES..................................................................  A-23

ARTICLE 13 -- AMENDMENT OR TERMINATION
  13.1     Amendment...................................................................  A-24
  13.2     Termination.................................................................  A-24
  13.3     Damages.....................................................................  A-25

ARTICLE 14 -- DEFINITIONS..............................................................  A-25

ARTICLE 15 -- MISCELLANEOUS
  15.1     Expenses....................................................................  A-29
  15.2     Benefit.....................................................................  A-29
  15.3     Governing Law...............................................................  A-29
  15.4     Counterparts................................................................  A-29
  15.5     Headings....................................................................  A-29
  15.6     Severability................................................................  A-29
  15.7     Construction................................................................  A-29
  15.8     Return of Information.......................................................  A-29
  15.9     Equitable Remedies..........................................................  A-29
  15.10    Attorneys' Fees.............................................................  A-29
  15.11    No Waiver...................................................................  A-30
  15.12    Remedies Cumulative.........................................................  A-30
  15.13    Entire Contract.............................................................  A-30

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 18th day of November 1996, by and between FORT BROOKE BANCORPORATION ("Acquired Corporation"), a Florida corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                              W I T N E S S E T H

     WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Fort Brooke Bank (the "Bank"), with its principal office in Brandon, Florida; and

     WHEREAS, BancGroup is a bank holding company with Subsidiary banks in Alabama, Florida, Georgia and Tennessee; and

     WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

     WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

     1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

     2.1 Applicable Law. On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and, to the extent applicable, the FBCA. The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

     2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

     2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

     2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

     2.5 Stockholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Stockholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section
2.7 hereof.

     2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

     2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). The Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 11:00 a.m. on the date that the Effective Date occurs or at such other place and time that the Parties may mutually agree.

     2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that immediately after the Effective Date the Bank will merge with and into Colonial Bank, BancGroup's Florida incorporated Subsidiary bank ("Colonial Bank"). The exact timing and structure of such merger are not known at this time, and BancGroup in its discretion will finalize such timing and structure at a later date. Acquired Corporation will cooperate with BancGroup in the execution of appropriate documentation relating to such merger.

                                   ARTICLE 3

                    CONVERSION OF ACQUIRED CORPORATION STOCK

     3.1 Conversion of Acquired Corporation Stock. (a) On the Effective Date, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock at a per share price of $31.50 (the "Merger Consideration") as specified below. Specifically, each outstanding share of Acquired Corporation Stock shall (subject to section 3.3 hereof), be converted into such number of shares of BancGroup Common Stock equal to $31.50 divided by the Market Value. The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day immediately preceding the Effective Date, provided that if the Market Value, as calculated, is less than $32.00, the Market Value shall be deemed to be $32.00, and if the Market Value, as calculated, is greater than $39.00, the Market Value shall be deemed to be $39.00. Accordingly, the maximum number of shares of BancGroup Common Stock to be issued in the Merger shall be 975,076 and the minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be 800,062 assuming 990,553 shares of Acquired Corporation common stock outstanding. To the extent that the number of shares of Acquired Corporation Stock may increase based upon the exercise of Acquired Corporation Options, the number of shares of BancGroup Common Stock to be issued in the Merger shall be increased with each share of Acquired Corporation Stock outstanding at the Effective Date exchanged for shares of BancGroup Common Stock equal to $31.50 divided by the Market Value, provided that for this purpose the Market Value shall be deemed to be no less than $32.00 and no greater than $39.00.

     (b)(i) On the Effective Date, BancGroup shall assume all Acquired Corporation Options outstanding, and each such option shall cease to represent a right to acquire Acquired Corporation common stock and shall, instead, represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Acquired Corporation Options except as specified below in this section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Acquired Corporation common stock subject to such Acquired Corporation Options multiplied by the Exchange Ratio, provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Acquired Corporation Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Acquired Corporation common stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. For purposes of this section 3.1(b)(i), the "Exchange Ratio" shall mean the result obtained by dividing $31.50 by the Market Value. It is intended that the assumption by BancGroup of the Acquired Corporation Options shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Code as to any stock option which is an "incentive stock option."
Schedule 3.1 hereto sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation common stock subject to such options, the exercise price and the expiration date of such options.

     (ii) As an alternative to the assumption of Acquired Corporation Options provided for in section 3.1(b)(i), the holder of each such option may elect on the Effective Date, by properly surrendering to Acquired Corporation the Acquired Corporation Options, to receive shares of BancGroup Common Stock for the difference between the exercise price (the "Exercise Price") of the Acquired Corporation Options so surrendered and $31.50. The number of shares of BancGroup Common Stock to be issued to such holder shall be such number of shares as shall equal ($31.50 less the Exercise Price) divided by the Market Value.

     (iii) BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form (including the Form S-4 to be filed in connection with the Merger) with respect to the shares of BancGroup Common Stock to be issued pursuant to Acquired Corporation Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

     3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

     3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

     3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted.

     3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

     3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall have, prior to the vote with respect to approval of the Merger, furnished notice of intent to demand payment for his shares if the Merger is approved, who shall not have voted such shares in favor of this Agreement and who shall have complied with all other requirements set forth in the FBCA relating to the establishment of preservation of rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses, his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section 3.1 (without interest) upon surrender of such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

     BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

     4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

     4.2 Capital Stock.

     (a) The authorized capital stock of BancGroup consists of (A) 44,000,000 shares of Common Stock, $2.50 par value per share, of which as of September 19, 1996, 16,296,558 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

     (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

     4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup.

          (i) Consolidated balance sheets as of December 31, 1994, and December 31, 1995, and for the nine months ended September 30, 1996;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996;

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996; and

          (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996.

     All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the nine months ended September 30, 1996, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

     4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

     4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

     4.6 Approval of Agreements. The board of directors of BancGroup has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

     4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

     4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

     4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

     4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

     4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

     4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

     4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

     4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) 1995 Annual Report to Shareholders; (iii) Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 1996; and (iv) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 1995. Since December 31, 1995, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

     4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

     4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

     4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

     4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject, pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of, or the business conducted by, such company or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

     4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

       REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

     Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

     5.1 Organization. Acquired Corporation is a Florida corporation, and the Bank is a Florida state bank. Each Acquired Corporation Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

     5.2 Capital Stock. (i) As of October 31, 1996, the authorized capital stock of Acquired Corporation consisted of 10,000,000 shares of common stock, $.001 par value per share, 990,553 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 60,410 shares of its common stock subject to exercise at any time pursuant to Acquired Corporation Options. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the granting of additional options to purchase its common stock.

     5.3 Subsidiaries. Acquired Corporation has no direct Subsidiaries other than the Bank, and there are no Subsidiaries of the Bank. Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of October 31, 1996, there were 2,000,000 shares of the common stock, par value $8.00 per share, authorized of the Bank, 990,553 of which are issued and outstanding and wholly owned by Acquired Corporation. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

     5.4 Financial Statements; Taxes (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

          (i) Consolidated statements of financial condition as of December 31, 1995 and 1996, and for the nine months ended September 30, 1996;

          (ii) Consolidated statements of income for each of the three years ended December 31, 1994, 1995 and 1996, and for the nine months ended September 30, 1996;

          (iii) Consolidated statements of stockholders' equity for each of the three years ended December 31, 1994, 1995, and 1996, and for the nine months ended September 30, 1996; and

          (iv) Consolidated statements of cash flows for the three years ended December 31, 1994, 1995 and 1996, and for the nine months ended September 30, 1996.

     All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the nine months ended September 30,

1996, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

     5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued or to be issued upon the exercise of Acquired Corporation Options existing on the date hereof;

          (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

          (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, any of its outstanding securities, provided, however, that Acquired Corporation shall be permitted to pay a cash dividend to its shareholders for the fourth quarter of 1996 and the first quarter of 1997. Such dividend shall be equal to $Dividend X .88732, where $Dividend equals the per share dividend paid by BancGroup for that quarter in question;

          (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

          (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

          (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

          (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

          (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

          (m) entered into any other material transaction other than in the ordinary course of business; or

          (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

     Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

     5.6 Title and Related Matters.

     (a) Title. Acquired Corporation has good and marketable title to all the properties, interest in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. The Acquired Corporation has no Knowledge that any of the material structures and equipment of each Acquired Corporation Company fail to comply in any material respect with the requirements of all applicable Laws.

     (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee.

     (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of October 31, 1996.

     (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company.

     5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement,
(iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made or will be made available to BancGroup for inspection.

     5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

     5.9 Litigation. There is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor is Acquired Corporation aware of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

     5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and the Acquired Corporation has no Knowledge of any event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

     5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

     5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject,

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pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of, or the business conducted by, such company or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

     5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

     5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

     5.16 Pension and Employee Benefit Plans.

     (a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan other than the Bank's 401k Profit Sharing Plan that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company.

     (b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

     5.17 Buy-Sell Agreement. To the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

     5.18 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment.

     5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired

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

Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

     5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

     5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

     5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect the risk inherent in the loans of any Acquired Corporation Company. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles. No Acquired Corporation Company has in its portfolio any loan exceeding its legal lending limit, nor, except as disclosed on Schedule 5.22, any known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

     5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. Acquired Corporation has no Knowledge, with respect to Assets of or owned by any Acquired Corporation Company, that (i) there has been spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) any owned or leased property is contaminated with or contains any hazardous substance or waste; and
(iii) there are any underground storage tanks on any premises owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which might suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir.
1990) or any similar principles. Moreover, Acquired Corporation has no Knowledge that any Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permit under any Environmental Law which has not been obtained.

     5.24 Transfer of Shares. Acquired Corporation has no Knowledge of any plan or intention on the part of Acquired Corporation's shareholders to sell or otherwise dispose of any of the BancGroup Common Stock to be received by them in the Merger that would reduce such shareholders' ownership to a number of shares

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

having, in the aggregate, a fair market value of less than fifty (50%) percent of the total fair market value of Acquired Corporation common stock outstanding immediately before the Merger.

     5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any of Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

     5.26 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

     5.27 Derivative Contracts. No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

                                   ARTICLE 6

                              ADDITIONAL COVENANTS

     6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

          (a) Registration Statement and Other Filings. BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement.

          (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) Financial Statements.  BancGroup shall furnish to Acquired
     Corporation:

             (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

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

             (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

             (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

          (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation's officers and board of directors.

          (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

          (f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as new employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under any group health plan or group dental plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan or group dental plan of the Resulting Corporation and its Subsidiaries.

          (g) Acquisition of Discovery Period Insurance Coverage. BancGroup shall, or shall cause Colonial Bank to, use its reasonable best efforts to purchase a runoff "discovery period" extension under the Acquired Corporation's existing director and officer liability insurance policy covering persons who are currently covered by such insurance for a period of two years after the Effective Date; provided, that neither BancGroup nor Colonial Bank shall be obligated to pay more than $20,000 in premium costs for such coverage.

          (h) Indemnification. (i) Subject to the conditions set forth in the succeeding paragraph, for a period of five years after the Effective Date BancGroup shall, and shall cause Colonial Bank to, indemnify, defend and hold harmless each person entitled to indemnification from the Acquired Corporation (each being an "Indemnified Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the maximum extent authorized under Section 607.0850 of the FBCA.

     (ii) Any Indemnified Party wishing to claim indemnification under this subsection (h), upon learning of any such liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation

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

(whether arising before or after the Effective Date (i) BancGroup or Colonial Bank shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Colonial Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Colonial Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided that BancGroup shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) BancGroup shall not be liable for any settlement effected without its prior consent; and further provided that BancGroup and Colonial Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     (iii) In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of the Acquired Corporation, such director or officer of the Acquired Corporation shall have delivered to BancGroup on or prior to the Effective Date a letter in form reasonably satisfactory to BancGroup concerning claims such directors or officer may have against Acquired Corporation. In the letter, the directors or officer shall: (i) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent Acquired Corporation is so liable) for claims for indemnification arising under section 6.1(h) hereof; (ii) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause
(iii)) against Acquired Corporation; (iii) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(h)(i) hereof; and (iv) release as of the Effective Date any and all claims that they may have against any Acquired Corporation Company other than (A) those referred to in the foregoing clause(iii) and disclosed in the letter of the director or officer, (B) claims which have not yet been asserted against such director or officer (other than claims arising from facts and circumstances of which such director or officer is aware but which are not disclosed in such director or executive officer's letter), (C) claims arising from any transaction contemplated by this Agreement or disclosed in any schedule to this Agreement, and (D) claims arising in the ordinary course of business of any Acquired Corporation Company after the date of the letter.

     (iv) Acquired Corporation hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(h) other than as disclosed in the letters of the directors and executive officers referred to in section 6.1(h)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

     6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

          (a) Operations. (i) Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or (ii) as a reorganization with the meaning of Section 368 of the Code.

          (ii) If requested by BancGroup, Acquired Corporation shall use its best efforts to cause all officers and directors of any Acquired Corporation Company that own any stock of Acquired Corporation and all shareholders of Acquired Corporation who own more than five percent (5%) of Acquired Corporation outstanding shares of common stock, to execute an acknowledgment that such person has no present plan, intention, or binding commitment to sell or otherwise dispose of the BancGroup Common Stock to be received in the Merger within twelve (12) months after the Effective Date.

          (b) Stockholders Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

          (c) Prohibited Negotiations. Until the termination of this Agreement, neither Acquired Corporation nor any of Acquired Corporation's directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, an Acquisition Proposal other than as contemplated by this Agreement. Acquired Corporation will notify BancGroup immediately if any such Acquisition Proposal is received by Acquired Corporation, if any such information is requested from Acquired Corporation, or if any such negotiations or discussions are sought to be initiated with Acquired Corporation, and Acquired Corporation shall instruct Acquired Corporation's officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above; provided, however, that Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to Acquired Corporation (a copy of which shall be provided in advance to BancGroup) that it is required to do so in order to comply with its legal obligations. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted hereto with respect to any of the foregoing.

          (d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to support publicly the Merger, provided, however, that nothing contained herein shall be deemed to prohibit any officer or director of Acquired Corporation from fulfilling his fiduciary duty or from taking any action that is required by Law.

          (e) Shareholder Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from certain of its shareholders substantially in the form set forth in Exhibit A.

          (f) Financial Statements.  Acquired Corporation shall furnish to
     BancGroup:

             (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

             (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency; and

             (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request.

          (g) Fiduciary Duties. Prior to the Effective Date, (i) no director or officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

          (h) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup through its bank Subsidiary in Orlando, Florida of all of the Bank's loan requests over $2,000,000 that are not single-family residential loan requests or of any other loan request outside the Bank's normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate, on a basis mutually satisfactory to Acquired Corporation and BancGroup, such business issues as the Acquired Corporation reasonably believes should be brought to the attention of BancGroup. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

     7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

     7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

     7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

     7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

     7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

     The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

     8.1 Approval by Shareholders. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's articles of incorporation and bylaws.

     8.2 Regulatory Authority Approval. Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the merger of the Bank with Colonial Bank as structured pursuant to section 2.8 hereof and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

     8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, and with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

     8.5 Tax Opinion. An opinion of Coopers & Lybrand, LLP, shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized to the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock are capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock is a capital asset in his or her hands as of the Effective Date).

                                   ARTICLE 9

               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

     The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

     9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup or which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

     9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

          (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

          (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup or which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

     9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

     9.5 Fairness Opinion. Acquired Corporation shall have received prior to the mailing of the Proxy Statement from The Carson Medlin Company a letter setting forth its opinion that the Merger Consideration to be received by the shareholders of Acquired Corporation under the terms of this Agreement is fair to them from a financial point of view, and such opinion shall not have been withdrawn as of the Effective Date.

     9.6 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

     9.7 Other Matters. There shall have been furnished to counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

     9.8 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

     The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

     10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

     10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

          (a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

          (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Corporation have been satisfied.

     10.4 Opinion of Counsel. BancGroup shall have received an opinion of Bush Ross Gardner Warren & Rudy, P.A., counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

     10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder, and the undersigned will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend, in form reasonably acceptable to the Acquired Corporation, evidencing the agreement described above.

     10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

     10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation shall have exercised dissenters rights of appraisal under section
3.6 does not exceed 10 percent of the outstanding shares of common stock of Acquired Corporation.

     10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

     10.9 Severance Agreement. A severance agreement, in form and substance reasonably satisfactory to BancGroup and Richard H. Eatman, shall have been executed between BancGroup and Richard H. Eatman.

     10.10 Pooling of Interest. BancGroup shall have received the written opinion of Coopers & Lybrand, L.L.P., that the Merger will qualify for the pooling of interests method of accounting under generally accepted accounting principles.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

     All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that Sections 7.2, 7.4, Article 11, Article 15 and any applicable definitions of
Article 14, shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate. Information provided in such Exhibits and Schedules is provided only in response to the specific section of this Agreement which calls for such information.

                                   ARTICLE 12

                                    NOTICES

     All notices, requests, demands, consents, approvals and other communications under this Agreement shall be in writing and shall be given to the recipient party by hand delivery; or by sending a copy thereof by first class or express mail, postage prepaid, by telegram (with messenger service specified), or by courier service (with charges prepaid), in each case to the address indicated below or to such other address as the recipient shall have provided in accordance with the terms hereof; or by sending a copy thereof by whatever telecopier service the recipient shall have designated below (or by subsequent notice provided in accordance with the terms hereof). If the notice is sent by mail, telegraph or courier services, it shall be deemed to have been given to the recipient when deposited in the United States mail or with a telegraph office or courier service for delivery to that party; or if by telecopier, when the sending party is in receipt of documentary evidence that the transmission has been successfully completed. Whenever the furnishing of notice is required, the same may be waived by the party entitled to receive such notice. Until further notice is provided, the address and telecopier number of each party is as stated below:

As to BancGroup:                One Commerce Street, Suite 800
                                Montgomery, Alabama 33602
                                Attention: W. Flake Oakley, IV
                                Telecopier No. (334) 240-601

                                Copy to: Michael D. Waters, Esq.
                                Miller, Hamilton, Snider & Odom, L.L.C.
                                One Commerce Street, Suite 802
                                Montgomery, Alabama 36104
                                Telecopier No. (334) 265-4533

As to Acquired Corporation:     510 Vonderburg Drive
                                Brandon, Florida 33511
                                Attention: Richard H. Eatman, President
                                Telecopier No. (813) 651-1629

                                Copy to: Jeremy P. Ross, Esq.
                                Bush Ross Gardner Warren & Rudy, P.A.
                                220 South Franklin Street
                                Tampa, Florida 33602
                                Telecopier No. (813) 223-9620

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

     13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

     13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

          (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

          (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger for failure to satisfy the condition set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

          (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full; or

          (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to June 30, 1997, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d).

     13.3 Damages. In the event of termination pursuant to section 13.2, Acquired Corporation and BancGroup shall not be liable for damages for any breach of warranty or representation contained in this Agreement made in good faith, and, in that case, the expenses incurred shall be borne as set forth in section 15.1 hereof.

                                   ARTICLE 14

                                  DEFINITIONS

     (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation.......  Fort Brooke Bancorporation, a Florida corporation.

Acquired Corporation
  Company..................  Shall mean Acquired Corporation, the Bank, any
                             Subsidiary of Acquired Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation
  Options..................  Options respecting the issuance of 60,410 shares of
                             Acquired Corporation common stock pursuant to Acquired Corporation's stock option plans.

Acquired Corporation
  Stock....................  Shares of common stock, par value $.001 per share, of Acquired Corporation.

Acquisition Proposal.......  Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies...................  Shall mean, collectively, the Federal Trade
                             Commission, the United States Department of
                             Justice, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement..................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets.....................  Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup..................  The Colonial BancGroup, Inc., a Delaware
                             corporation with its principal offices in Montgomery, Alabama.

Bank.......................  Fort Brooke Bank, a Florida state bank.

Closing....................  The closing of the transactions contemplated hereby as described in section 2.7 of this Agreement.

Code.......................  The Internal Revenue Code of 1986, as amended.

Colonial Bank..............  BancGroup's Subsidiary bank located in Orlando,
                             Florida.

Common Stock...............  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Consent....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract...................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL.......................  The Delaware General Corporation Law.

Effective Date.............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws.........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA......................  The Employee Retirement Income Security Act of
                             1974, as amended.

Exchange Ratio.............  The ratio obtained by dividing $31.50 by the Market
                             Value, as set forth in section 3.1(b).

Exercise Price.............  The exercise price of Acquired Corporation Options as set forth in section 3.1(b)(ii).

Exhibits...................  A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA.......................  The Florida Business Corporation Act

Knowledge..................  Means the actual knowledge of the Chairman,
                             President, Chief Financial Officer, Chief
                             Accounting Officer, Chief Credit Officer, General Counsel or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup, or of Acquired Corporation and the Bank, in the case of knowledge of Acquired Corporation.

Law........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Agency.

Liability..................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien.......................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens in the form of easements and restrictive covenants on real property which do not create a Material Adverse Effect with respect to the use of such property by the current owner thereof.

Litigation.................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loss.......................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Material...................  For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                             (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger.....................  The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration.......  The distribution of BancGroup Common Stock and cash for each share of Acquired Corporation Stock as provided in section 3.1(a) hereof.

NYSE.......................  The New York Stock Exchange.

Order......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party......................  Shall mean Acquired Corporation or BancGroup, and
                             "Parties" shall mean both Acquired Corporation and BancGroup.

Permit.....................  Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person.....................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement............  The proxy statement used by Acquired Corporation to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement.....  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to stockholders of the Bank pursuant to his Agreement, including the Proxy Statement.

Resulting Corporation......  BancGroup, as the surviving corporation resulting from the Merger.

SEC........................  United States Securities and Exchange Commission.

Stockholders Meeting.......  The special meeting of stockholders of Acquired
                             Corporation called to approve the transactions contemplated by this Agreement.

Subsidiaries...............  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes...............  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act...................  The Securities Act of 1933, as amended.

1934 Act...................  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

     15.1 Expenses. Each Party hereto shall bear its own legal, auditing, trustee, investment banking, regulatory and other expenses in connection with this Agreement and the transactions contemplated hereby.

     15.2 Benefit. This Agreement shall inure to the benefit of and be binding upon Acquired Corporation and BancGroup, and their respective successors. This Agreement shall not be assignable by any Party without the prior written consent of the other Party.

     15.3 Governing Law. Except to the extent that the laws of the State of Florida apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware without regard to any conflict of Laws.

     15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

     15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

     15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

     15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

     15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

     15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

     15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

     15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

     15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

     15.13 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

     IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:                                          FORT BROOKE BANCORPORATION

/s/ JOHN D. ADAMS                                /s/ RICHARD H. EATMAN
--------------------------------------------     --------------------------------------------
By: John D. Adams                                By: Richard H. Eatman
Its: Secretary                                   Its: President and Chief Executive Officer

(CORPORATE SEAL)

ATTEST:                                          THE COLONIAL BANCGROUP, INC.

/s/ TERESA R. SKIPPER                            /s/ W. FLAKE OAKLEY
--------------------------------------------     --------------------------------------------
By:                                              By:
Its: Assistant Secretary                         Its: Chief Financial Officer

(CORPORATE SEAL)

                                                                      APPENDIX B

                                November 8, 1996

Board of Directors
Fort Brooke Bancorporation
510 Vonderburg Drive
Brandon, FL 33511

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Fort Brooke Bancorporation ("Fort Brooke") under the terms of a certain Agreement and Plan of Merger dated November 8, 1996 (the "Agreement") pursuant to which Fort Brooke will be acquired by The Colonial BancGroup, Inc. ("Colonial") (the "Merger"). Under the terms of the Agreement, each of the outstanding shares of Fort Brooke common stock shall be converted into the right to receive consideration of $31.50 per share in Colonial common stock, subject to certain limitations. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

     The Carson Medlin Company is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Florida and the major commercial banks operating in that market. We have been retained by Fort Brooke in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

     In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of Colonial and Fort Brooke. We have reviewed: (i) the Agreement; (ii) the annual reports to shareholders of Colonial, including audited financial statements for the five years ended December 31, 1995; (iii) audited financial statements of Fort Brooke for the five years ended December 31, 1995; (iv) the unaudited interim financial statements of Colonial for the nine months ended September 30, 1996; (v) the unaudited interim financial statements of Fort Brooke for the nine months ended September 30, 1996; and, (vi) certain financial and operating information with respect to the business, operations and prospects of Colonial and Fort Brooke. We also: (i) held discussions with members of the senior management of Colonial and Fort Brooke regarding historical and current business operations, financial condition and future prospects of their respective companies; (ii) reviewed the historical market prices and trading activity for the common stock of Colonial and Fort Brooke and compared them with those of certain publicly traded companies which we deemed to be relevant; (iii) compared the results of operations of Colonial and Fort Brooke with those of certain banking companies which we deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations;
(v) analyzed the pro forma financial impact of the Merger on Colonial; and (vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of Fort Brooke or Colonial. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

     Based upon the foregoing, it is our opinion that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the unaffiliated shareholders of Fort Brooke Bancorporation.

                                          Very truly yours,

                                          THE CARSON MEDLIN COMPANY

                                                                      APPENDIX C

     607.1301 DISSENTER'S RIGHTS; DEFINITIONS. -- The following definitions apply to sec.sec. 607.1302 and 607.1302 and 607.132:

          (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to sec. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

     607.1302 RIGHT OF SHAREHOLDERS TO DISSENT. -- (1) Any shareholder has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

             1. If the shareholder is entitled to vote on the merger, or

             2. If the corporation is a subsidiary that is merged with its parent under sec. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of sec. 607.1104;

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to sec. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale of cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (c) As provided in sec. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1. Altering or abolishing any preemptive rights attached to any of his shares;

             2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage or equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4. Reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

             5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

             6. Reducing the stated dividend preference to any of his preferred shares; or

             7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his shares.

     (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

     (3) A Shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on a interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS. -- (1)(a) If a proposed corporate section creating dissenters' rights under sec. 607.1320 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of sec.sec. 607.1301, 607.1302, and 607.1320. A shareholder who wishers to assert dissenter's rights shall:

          1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

          2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under sec. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of sec.sec. 607.1301, 607,1302, and 607.1320 to each shareholder simultaneously with any request for his written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceeding that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

          (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

          (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specific therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this action, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                       APPENDIX

                      SOLICITED BY THE BOARD OF DIRECTORS

                                     PROXY

                           FORT BROOKE BANCORPORATION
                        SPECIAL MEETING OF SHAREHOLDERS
                                 MARCH 13, 1997

    The undersigned hereby appoints Richard H. Eatman and John D. Adams, and either of them, or such other persons as the board of directors of Fort Brooke Bancorporation ("Fort Brooke"), may designate, proxies for the undersigned, with full power of substitution, to represent the undersigned and to vote all of the shares of common stock of Fort Brooke at the special meeting of stockholders to be held on March 13, 1997, and at any and all adjournments thereof.

    1. To ratify and approve the Agreement and Plan of Merger dated as of November 18, 1996, pursuant to which Fort Brooke will be merged with and into The Colonial BancGroup, Inc.

                 FOR  [ ]       AGAINST  [ ]       ABSTAIN  [ ]

    2. In their discretion, to vote on such other matters as may properly come before the meeting, but which are not now anticipated, and to vote upon matters incident to the conduct of the meeting.

    THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FORT BROOKE AND WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXY HOLDERS RESPECTING SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING BUT WHICH ARE NOT NOW ANTICIPATED, AND TO VOTE UPON MATTERS INCIDENT TO THE CONDUCT OF THE SPECIAL MEETING.

                                                 DATED:                   , 1997
                                                       -------------------

                                                 PHONE NO:
                                                          ----------------------

                                                 -------------------------------
                                                 (Signature of Stockholder)

                                                 -------------------------------
                                                 (Signature of Stockholder, if
                                                 more than one)

                                                 Please sign exactly as your
                                                 name appears on the envelope in
                                                 which this material was mailed.
                                                 If shares are held jointly,
                                                 each stockholder must sign.
                                                 Agents, executors,
                                                 administrators, guardians and
                                                 trustees must give full title
                                                 as such. Corporations should
                                                 sign by their president or
                                                 authorized officer.